
12026066



MicroVision

2011 Annual Report
and
Proxy Statement for 2012 Annual Meeting of Shareholders

Forward-Looking Statements

Certain statements contained in this annual report, including those relating to future product development and operating results and those using words such as "expected," "design," "target," "believe," "will" and "plan" are forward-looking statements that involve a number of risks and uncertainties. Factors that could cause actual results to differ materially from those projected in the company's forward-looking statements include the following: our ability to raise additional capital when needed; commercial partners may not perform under agreements as anticipated, our or our customers failure to perform under open purchase orders; our financial and technical resources relative to those of our competitors; our ability to keep up with rapid technological change; government regulation of our technologies; our ability to enforce our intellectual property rights and protect our proprietary technologies; the ability to obtain additional contract awards; the timing of commercial product launches and delays in product development; the ability to achieve key technical milestones in key products; dependence on third parties to develop, manufacture, sell and market our products; potential product liability claims; and other risk factors identified from time to time in the company's SEC reports, including the company's Annual Report on Form 10-K filed with the SEC. Except as expressly required by federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changes in circumstances or any other reason.

Dear Fellow Shareowner:

In 2006 we refocused our mission and direction to change the way people on the move view and interact with mobile information. That year 17.7 million smartphones were shipped globally, representing less than 2% of the 990 million mobile devices sold that year. Apple's iPhone and the device category of "tablets" didn't even exist then. In 2011 — just 5 years later — 472 million smartphones shipped globally accounting for 31% of the 1.8 billion mobile device sales for the year.

We live in a new technology era where more people are connected with mobile devices packing computing power that rivals desktop computers. As mobile technology has evolved at breakneck speed, so has the way people interact through social media. Staying connected is now a way of life for so many people and mobile devices are constant companions. It is the first thing people reach for in the morning and the last thing they put down before closing their eyes at night. Information technology now extends to the driving experience as well. Drivers worldwide are coming to expect cars rich with new technology features and rely on in-car connectivity more than ever before.

These rapid technological changes have taken place against a backdrop of volatile financial markets and adverse economic conditions not seen since the Great Depression. During that time, we at MicroVision have remained dedicated to our mission of changing the way people view and interact with visual information. I believe we are closer than ever to achieving our goal. We are proud to have accomplished our key 2011 objectives: advancement of our PicoP® Gen2 display engine, revenue growth, and significant reduction in operating cash requirements.

Advanced the next-generation HD PicoP display engine based on direct green lasers (PicoP Gen2)

During 2011, we worked with Pioneer Corporation to share development costs for key subsystems of the PicoP Gen2 display engine and leverage the strengths of each company in this effort. Despite a major earthquake and tsunami in Japan, development work adhered to schedule resulting in fully functional prototypes of the PicoP Gen2 display engine which we unveiled at CES 2012. This was the world's first and only pico projection engine that showcased HD resolution built around new direct green laser technology with a tiny footprint the size of a quarter. This April we announced commercial manufacturing, distribution, licensing and supply agreements with Pioneer under which Pioneer will produce PicoP Gen2 display engines for its own automotive aftermarket products and will pay MicroVision royalties from sales of these products. Pioneer will also manufacture and supply key display engine subsystems we can use for our customers pursuing consumer, industrial, and other applications.

Significantly reduced our operating cash requirements by 40% compared to 2010

In response to changes in the green laser landscape in late 2010 we took immediate action to lower our operational cash requirements in 2011. We implemented a variety of measures including sharing development and commercialization costs with partners such as Pioneer, discontinuing our investment in the synthetic green laser first generation PicoP® platform, restructuring inventory cycles with our major suppliers, and simplifying our organization. As a result, we successfully reduced our operating cash requirements by 40% compared to the prior year.

Created growth opportunities for the future

Last year we sold our award-winning family of SHOWWX™ products to continue building market awareness of our PicoP® technology, validate use models, inform our development of the PicoP Gen2 display engine, and most importantly, increase the confidence of OEMs and mobile operators in our future embedded solutions. We cultivated business partnerships with companies such as Apple, Intel and RIM by signing distribution agreements to put our award-winning SHOWWX family of products through their distribution channels.

By focusing on this targeted sales strategy we accomplished 19 % growth in revenue compared to the previous year. The SHOWWX family of products continues to receive high marks from technology reviewers and users alike.

We also signed an agreement with a major automotive manufacturer to incorporate our technology into its test vehicles and sold PicoHUD™ development kits to several automotive customers to evaluate our solution for automotive applications. At CES 2012 we highlighted the unique value proposition of the PicoP technology by demonstrating Touch Interactive and 3D displays, pico projection capabilities unique to our patented PicoP technology.

We created future growth opportunities through these partner and customer relationships and increased awareness of our technology and its capabilities during 2011.

More Recognition for MicroVision's intellectual property portfolio

We are gratified that our intellectual property portfolio was again given accolades by prestigious entities in 2011. For the third year in a row, MicroVision's IP was recognized by the Patent Board (in association with the Wall Street Journal) as a top 50 IP portfolio among all global industrial companies. The Patent Board has developed more than 50 indicators that track global patent activity relating to companies' innovation, technology and science strengths.

MicroVision's IP portfolio was also added as a constituent of the Ocean Tomo 300 Patent Index. The Index is priced and published by the NYSE Euronext (NYSE: OTPAT). The index is objectively based on the value of intellectual property compared to competitors.

2012 Strategy

As we look ahead to 2012, our mission remains at the forefront of our minds: to fundamentally redefine how people on the move interact with information. What we are trying to do is not easy because our success has been dependent on technology developments by others. But despite these challenges there are still substantial opportunities and a maturing landscape which we believe support our value proposition.

To that end, we plan to concentrate on three core objectives for the year: secure OEM commitments to design products using our PicoP Gen2 technology, launch MicroVision's PicoP Gen2 display engine technology, and transition to an "Image by PicoP" ingredient brand model.

Secure OEM commitments to design products using the PicoP Gen2 display engine technology

We began shipping PicoP Gen2 display engine design samples to customers for evaluation in February in order to secure customer commitments to design products using the PicoP Gen2 display engine technology. Those customers who choose to go forward will commence a product development program during which MicroVision will provide design guidelines and any other required technical support as they proceed with the commercialization of their products embedding our PicoP technology. An example of this approach is our collaboration with Pioneer. We are working closely with Pioneer today and providing them with the necessary assistance to launch their first PicoP-based product, an aftermarket head-up display. We are pursuing similar opportunities to further our ingredient brand strategy across various markets.

Launch the commercial PicoP Gen2 display engine technology

Last year we dedicated the majority of our resources to advancing the PicoP Gen2 display engine technology in preparation for commercial direct green laser introduction expected in the first half of this year. With our recent signing of a commercial manufacturing, distribution, licensing, and supply agreement with Pioneer we are on track to launch the PicoP Gen2 technology and make it available to others this year.

As our customers choose to move forward with embedding our technology inside their products under the ingredient brand model, MicroVision plans to license its patented PicoP Gen2 technology and supply key engine components.

We believe that licensing our innovative technology and working with customers during the design phase will provide the fastest, lowest cost path to commercializing the PicoP Gen2 platform based on direct green lasers. This approach enables our customers to produce engines using their established supply chains and allows us to further reduce our operating costs and shorten the time to reach cash flow break-even, while still achieving our goal of making the PicoP Gen2 technology available to other customers this year.

Transition to core "Image by PicoP" ingredient brand model

We have already begun the transition to our core business model of enabling others to create products using our PicoP display engine technology. The "Image by PicoP" ingredient brand model allows us to focus our resources on continuous innovation of our PicoP technology, while allowing our customers to leverage their product development expertise, existing supply chain relationships and established product distribution networks. We believe that over time this model will require much less working capital and will allow us to penetrate multiple markets at the same time.

The "Image by PicoP" model is possible now because of the availability of the PicoP Gen2 platform and capabilities it offers, a lower cost direct green laser technology, our strong intellectual property portfolio, and the growing market interest in pico projection applications in several sectors. This model will also allow us to monetize our highly regarded intellectual property portfolio.

I and the entire MicroVision team continue to execute on our business plan to make our company a success. We are striving to bring the PicoP technology to market as rapidly as possible for the benefit of MicroVision's shareholders old and new.

Thank you for your continued support.



Alexander Tokman
Chief Executive Officer
April 20, 2012

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Notice of Annual Meeting of Shareholders and Proxy Statement


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MICROVISION, INC.

NOTICE OF 2012 ANNUAL MEETING
June 7, 2012

Dear MicroVision Shareholder:

The Annual Meeting of Shareholders of MicroVision, Inc. (the "Company"), will be held at the Meydenbauer Center, 11100 NE 6th Street, Bellevue, Washington 98004 on June 7, 2012 at 9:00 a.m. for the following purposes:

1. To elect six directors to serve until the next annual meeting;
2. To amend the 2006 MicroVision, Inc. Incentive Plan;
3. To ratify the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the current fiscal year;
4. To conduct any other business that may properly come before the meeting and any adjournment or postponement of the meeting.

Details of the business to be conducted at the meeting are more fully described in the accompanying Proxy Statement. Please read it carefully before casting your vote.

If you were a shareholder of record on April 17, 2012, you will be entitled to vote on the above matters. A list of shareholders as of the record date will be available for shareholder inspection at the headquarters of the Company, 6222 185thAvenue NE, Redmond, Washington 98052, during ordinary business hours, from May 28, 2012 to the date of the Annual Meeting. The list also will be available for inspection at the Annual Meeting.

Important!

Whether or not you plan to attend the Annual Meeting, your vote is very important.

After reading the Proxy Statement, you are encouraged to vote by (1) toll-free telephone call, (2) the Internet or (3) completing, signing and dating the printable proxy card and returning it as soon as possible. If you are voting by telephone or the Internet, please follow the instructions on the proxy card. You may revoke your proxy at any time before it is voted by following the instructions provided below.

Important Notice Regarding the Availability of Proxy Materials for the Shareholders Meeting To Be Held on June 7, 2012. The proxy materials and the annual report to stockholders are available at http://www.microvision.com/investors/proxy.html.

If you need assistance voting your shares, please call Investor Relations at (425) 882-6629.

The Board of Directors recommends a vote **FOR** the election of the six nominees for directors, a vote **FOR** the proposed amendment to the 2006 MicroVision, Inc. Incentive Plan and a vote **FOR** ratification of the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm.

At the meeting, you will have an opportunity to ask questions about the Company and its operations. You may attend the meeting and vote your shares in person even if you vote by telephone or the Internet or return your proxy card. Your proxy (including a proxy granted by telephone or the Internet) may be revoked by sending in another signed proxy card with a later date, sending a letter revoking your proxy to the Company's Secretary in Redmond, Washington, voting again by telephone or Internet, or attending the Annual Meeting and voting in person.

We look forward to seeing you. Thank you for your ongoing support of and interest in MicroVision, Inc.

Sincerely,



Thomas M. Walker
Secretary

April 26, 2012
Redmond, Washington

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MICROVISION, INC.

6222 185th Avenue NE
Redmond, Washington 98052

PROXY STATEMENT FOR ANNUAL MEETING OF SHAREHOLDERS
June 7, 2012

TABLE OF CONTENTS

INFORMATION ABOUT THE ANNUAL MEETING AND VOTING

Q: **Why did you send me this Notice of Internet Availability of Proxy Materials?**

A: We sent you the Notice of Internet Availability of Proxy Materials because the Board of Directors of the Company (the "Board of Directors" or the "Board") is soliciting your proxy to vote at the 2012 Annual Meeting of Shareholders (the "Annual Meeting"). The Annual Meeting will be held at the Meydenbauer Center, 11100 NE 6th Street, Bellevue, Washington 98004 on June 7, 2012, at 9:00 a.m.

This Proxy Statement summarizes the information regarding the matters to be voted upon at the Annual Meeting. You do not need to attend the Annual Meeting, however, to vote your shares. You may simply vote your shares by telephone or over the Internet in accordance with the instructions contained on the proxy card or print, complete, sign, and return the proxy card.

On April 17, 2012 there were 17,025,237 shares of common stock of the Company outstanding. If you owned shares of our common stock at the close of business on the record date, you are entitled to one vote for each share of common stock you owned as of that date. We made this Proxy Statement available on or about April 26, 2012 to all shareholders entitled to vote their shares at the Annual Meeting. All share-related information in this Proxy Statement has been adjusted for the 1-for-8 reverse stock split, which became effective February 17, 2012.

Q: **How many votes do I have?**

A: You have one vote for each share of common stock that you owned on the record date. The proxy card will indicate the number of shares.

Q: **How do I vote by proxy?**

A: If you properly cast your vote by either by voting your proxy by telephone or via the Internet or executing and returning the proxy card, and your vote is not subsequently revoked by you, your vote will be voted in accordance with your instructions. If you sign the proxy card but do not make specific choices, your proxy will vote your shares as recommended by the Board as follows:

- **"FOR"** the election of each of the nominees for director;
- **"FOR"** the proposed amendment to the 2006 MicroVision, Inc. Incentive Plan;
- **"FOR"** ratification of the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm.

If any other matter is presented, your proxy will vote in accordance with his best judgment. At the time we printed this Proxy Statement, we knew of no matters that needed to be acted on at the Annual Meeting other than those discussed in this Proxy Statement.

Q: **May my broker vote for me?**

A: Under the rules of the Financial Industry Regulatory Authority, if your broker holds your shares in its "street" name, the broker may vote your shares on routine matters even if it does not receive instructions from you. At the Annual Meeting your broker may, without instructions from you, vote on Proposal 3, but not on any of the other proposals.

Q: **What are abstentions and broker non-votes?**

A: An abstention represents the action by a shareholder to refrain from voting "for" or "against" a proposal. "Broker non-votes" represent votes that could have been cast on a particular matter by a broker, as a shareholder of record, but that were not cast because the broker (i) lacked discretionary voting authority on the matter and did not receive voting instructions from the beneficial owner of the shares or (ii) had discretionary voting authority but nevertheless refrained from voting on the matter.

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Q: **May I revoke my proxy?**

A: Yes. You may change your mind after you send in your proxy card or vote your shares by telephone or via the Internet by following these procedures. To revoke your proxy:

- Vote again by telephone or Internet;
- Send in another signed proxy card with a later date;
- Send a letter revoking your proxy to MicroVision's Secretary at the Company's offices in Redmond, Washington; or
- Attend the Annual Meeting and vote in person.

Q: **How do I vote in person?**

A: If you plan to attend the Annual Meeting and vote in person, we will give you a ballot when you arrive. If your shares are held in a brokerage account or by another nominee, the Notice of Internet Availability of Proxy Materials is being forwarded to you. Follow the instructions on the Notice of Internet Availability of Proxy Materials in order to vote your shares by proxy or in person. Alternatively, you may contact the person in whose name your shares are registered and obtain a proxy from that person and bring it to the Annual Meeting.

Q: **What is the quorum requirement for the meeting?**

A: The quorum requirement for holding the meeting and transacting business is a majority of the outstanding shares entitled to be voted. The shares may be present in person or represented by proxy at the meeting. Both abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum.

Q: **What vote is required to approve the election of directors?**

A: The six nominees for director who receive the most votes will be elected. So, if you do not vote for a nominee, or you "withhold authority to vote" for a nominee, your vote will not count either "for" or "against" the nominee. Abstentions and broker non-votes will have no effect on the outcome of voting for directors.

Q: **What vote is required to approve the proposed amendment to the 2006 MicroVision, Inc. Incentive Plan?**

A: The amendment to the 2006 MicroVision, Inc. Incentive Plan will be approved if the number of votes cast in favor of this proposal exceeds the number of votes cast against this proposal. Abstentions and broker non-votes will not be counted "for" or "against" the proposal and will have no effect on the outcome of the vote.

Q: **What vote is required to ratify the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm (Proposal 3)?**

A: For Proposal 3, you may vote **"FOR"**, **"AGAINST"**, or **"ABSTAIN"**.

The affirmative vote of a majority of the votes properly cast on the proposal at the 2012 Annual Meeting is required to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm. Abstentions and broker non-votes will have no effect on the outcome of Proposal 3.

Q: **Is voting confidential?**

A: We keep all the proxies and ballots private as a matter of practice.

Q: **What are the costs of soliciting these proxies?**

A: The Company will pay all the costs of soliciting these proxies. In addition to the solicitation of proxies by mail, our officers and employees also may solicit proxies by telephone, fax or other electronic means of communication, or in person. We will reimburse banks, brokers, nominees, and other fiduciaries for the expenses they incur in forwarding the proxy materials to you.

Q: **Who should I call if I have any questions?**

A: If you have any questions about the Annual Meeting, voting or your ownership of MicroVision common stock, please call us at (425) 882-6629 or send an e-mail to ir@microvision.com.


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DISCUSSION OF PROPOSALS RECOMMENDED BY THE BOARD

Proposal One—Election Of Directors

The Board oversees the Company's business and affairs and monitors the performance of management. In accordance with corporate governance principles, the Board does not involve itself in day-to-day operations of the Company. The directors keep themselves informed through discussions with the Chief Executive Officer, other key executives, and the Company's principal advisers by reading the reports and other materials that the Company sends them regularly and by participating in Board and committee meetings. The Company's directors hold office until their successors have been elected and duly qualified unless the director resigns or by reason of death or other cause is unable to serve. Until any vacancy is filled, the Board will consist of the members who are elected at the Annual Meeting. Proxies cannot be voted for a greater number of persons than the number of nominees named.

If any nominee is unable to stand for election, the shares represented by all valid proxies will be voted for the election of such substitute nominee as the Board may recommend. All of the nominees are currently directors of the Company. The Company is not aware that any nominee is or will be unable to stand for election.

Proxies received from shareholders, unless directed otherwise, will be voted FOR the election of the nominees listed below.

THE BOARD RECOMMENDS A VOTE "FOR" ALL OF THE NOMINEES NAMED BELOW AS DIRECTORS OF THE COMPANY.

We seek individuals to serve as directors with established strong professional reputations, sophistication and experience in strategic planning, leadership, business management, innovation and in substantive areas that affect our business such as: technology development; sourcing, manufacturing and operations; financing; finance and accounting; business operations; government contracts; legal and regulatory; and sales and marketing. We believe that each of our current directors possesses the professional and personal qualifications necessary for board service and have highlighted particularly noteworthy attributes for each director in the individual biographies below.

Set forth below are the name, position held and age of each of the nominees for director of the Company. The principal occupation and recent employment history of each nominee is described below, and the number of shares of common stock beneficially owned by each nominee as of April 17, 2012 is set forth on page 26. We believe that all our current directors possess the professional and personal qualifications necessary for board service, and have highlighted particularly noteworthy attributes for each director in the individual biographies below.

Name	Age	Position
Richard A. Cowell (2) (3)*	64	Director
Slade Gorton (1) (3)*	84	Chairman of the Board and Lead Independent Director
Jeanette Horan (1)*	56	Director
Perry Mulligan (2) (3)*	54	Director
Alexander Tokman	50	Director, President and Chief Executive Officer
Brian Turner (1) (2)*	52	Director

* Independent Director
(1) Member of the Compensation Committee
(2) Member of the Audit Committee
(3) Member of the Nominating Committee

Alexander Tokman has served as President, Chief Executive Officer and a director of MicroVision since January 2006. Mr. Tokman served as MicroVision's President and Chief Operating Officer from July 2005 to January 2006. Mr. Tokman, a former GE executive, joined MicroVision after a 10-year tenure at GE Healthcare, a subsidiary of General Electric, where he led several global businesses, most recently as General Manager of its Global Molecular Imaging and Radiopharmacy multi-technology business unit from 2003 to 2005. Prior to that, between 1995 and 2003, Mr. Tokman served in various cross-functional and cross-business leadership roles at GE where he led the definition and commercialization of several medical modalities product segments including PET/CT, which added over $500 million of revenue growth to the company within the first three years of its commercial introduction. Mr. Tokman is a certified Six Sigma and Design for Six Sigma (DFSS) Black Belt and Master Black Belt and as one of GE's Six Sigma pioneers, he drove the quality culture change across GE Healthcare in the late 1990s. From November 1989 to March 1995 Mr. Tokman served as new technologies programs lead and a head of I&RD office at Tracor Applied Sciences a subsidiary of then Tracor, Inc. Mr. Tokman has both an M.S. and B.S. in Electrical Engineering from the University of Massachusetts, Dartmouth. As President and Chief Executive Officer of the Company, Mr. Tokman has a deep understanding of the Company and broad executive experience.

Colonel Richard A. Cowell, USA, (Ret.) has served as a director of the Company since August 1996. Colonel Cowell is a retired Principal at Booz Allen Hamilton, Inc. ("BAH") where he was involved in advanced concepts development and technology transition, joint and service experimentation, and the interoperability and integration of command and control systems for Department of Defense and other agencies. Prior to joining BAH in March of 1996, Colonel Cowell served in the United States Army for 25 years. Immediately prior to his retirement from the Army, Colonel Cowell served as Director of the Louisiana Maneuvers Task Force reporting directly to the Chief of Staff, Army. Colonel Cowell has authored a number of articles relating to the potential future capabilities of various services and agencies. Colonel Cowell's senior position at BAH with involvement in advanced concepts development and technology transition, leadership in the Army and prior history as a director of the Company have given him extensive experience and expertise in government contracts, financial matters and the Company's business and technology evolvement. Colonel Cowell is a Director for Immunocellular Therapeutics Ltd.

Slade Gorton has served as a director of the Company since September 2003 and currently serves as Chairman of the Board and Lead Independent Director. Mr. Gorton is currently Of Counsel at the law firm of K&L Gates, LLP. Prior to joining the firm, he represented Washington State in the United States Senate for 18 years. Mr. Gorton began his political career in 1958 as a Washington State Representative and went on to serve as State House Majority Leader. Mr. Gorton served as Attorney General of Washington from 1969-1981, and during that time, he argued 14 cases before the United States Supreme Court. After leaving the Senate, Mr. Gorton served as a Commissioner on the National Commission on Terrorist Attacks Upon the United States ("9-11 Commission"); as a member of the National War Powers Commission and is Co-Chairman of the National Transportation Policy Project. Mr. Gorton also served in the U.S. Army, U.S. Air Force, and the U.S. Air Force Reserves. From his positions as an attorney, in business and government, and prior history as a director of the Company, Mr. Gorton brings expertise in legal matters, corporate governance, general leadership and the Company's business and technology evolvement.

Jeanette Horan has served as a director of the Company since June 2006. Ms Horan is currently Chief Information Officer for IBM, a position she has held since May 2011. Prior to her current position, she was Vice President, Enterprise Business Transformation, where she led IBM's transformation to a globally integrated enterprise. Prior to that, she was Vice President, Business Process and Architecture Integration from July 2006 to April 2007 where she led IBM's internal business process transformation and information technology portfolio. Ms. Horan was Vice President, Information Management from January 2004 to July 2006 and Vice President Strategy, IBM Software Group from January 2003 to January 2004, where she was responsible for strategic alliances with key platform partners and led strategic and operational planning processes. From May 1998 to December 2002, Ms. Horan was also Vice President, Development for the Lotus brand and led worldwide

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product management, development and technical support. Ms. Horan has substantial breadth and depth of technology leadership experience and a demonstrated ability to translate novel technologies into products spanning various markets and segments.

Perry Mulligan has served as a director of the Company since January 2010. Mr. Mulligan has over 25 years of experience in operations and supply chain management. Since October 2007, Mr. Mulligan has served as Senior Vice President, Operations for QLogic, where he is responsible for all aspects of the manufacturing and delivery of products to the customer in addition to overall supply chain design and manufacturing strategy. Prior to his current position, Mr. Mulligan was at Solectron from May 2004 to September 2007, where he held the position of Senior Vice President Supply Chain Management and Chief Procurement Officer and was responsible for establishing the overall materials and supply chain strategy. Mr. Mulligan brings extensive experience and knowledge in developing and setting up worldwide manufacturing and sourcing operations and overall supply chain strategy.


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Brian Turner has served as a director of the Company since July 2006. Mr. Turner was the Chief Financial Officer of Coinstar Inc. from 2003 until June 2009. Prior to Coinstar, from 2001 to 2003, he served as Senior Vice President of Operations, Chief Financial Officer and Treasurer of Real Networks, Inc., a digital media and technology company. Prior to Real Networks, from 1999 to 2001, Mr. Turner was employed by BSquare Corp., a software company, where he initially served as Senior Vice President of Operations, Chief Financial Officer and Secretary, before being promoted to President and Chief Operating Officer. From 1995 to 1999, Mr. Turner was Chief Financial Officer and Vice President of Administration of Radisys Corp., an embedded software company. Mr. Turner's experience also includes 13 years at PricewaterhouseCoopers LLP where he held several positions including Director, Corporate Finance. Mr. Turner is a director at Symmetra Mutual Fund. Mr. Turner brings financing expertise and knowledge of operational finance and accounting to the Board.

Board Meetings and Committees

Our Board of Directors met 11 times during 2011. All directors attended at least 75% of the aggregate meetings of the Board and meetings of the Board committees on which they served. The Board also approved certain actions by unanimous written consent. We have adopted a policy that each of our directors be requested to attend our Annual Meeting each year. All directors attended our Annual Meeting in 2011.

Independence Determination

No director will be deemed to be independent unless the Board affirmatively determines that the director has no material relationship with the Company, directly or as an officer, share owner, or partner of an organization that has a relationship with the Company. The Board observes all criteria for independence set forth in the NASDAQ listing standards and other governing laws and regulations.

In its annual review of director independence, the Board considers all commercial, banking, consulting, legal, accounting, charitable, or other business relationships any director may have with us. As a result of its annual review, the Board has determined that all of the directors, with the exception of Alexander Tokman, are independent (the "Independent Directors"). The Independent Directors are identified by an asterisk in the table above.

The NASDAQ listing standards have both objective tests and a subjective test for determining who is an "independent director." The objective tests state, for example, that a director is not considered independent if he or she is our employee or is a partner in or executive officer of an entity to which we made, or from which we received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient's consolidated gross revenue for that year. The subjective test states that an independent director must be a person who lacks a relationship that, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. None of the non-employee directors were disqualified from "independent" status under the objective tests. In assessing independence under the subjective test, the Board took into account the standards in the objective tests, and reviewed and discussed additional information provided by the directors and us with regard to each director's business and personal activities as they may relate to us and our management. Based on all of the foregoing, as required by NASDAQ rules, the Board made a subjective determination as to each Independent Director that no relationship exists which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Board has not established categorical standards or guidelines to make these subjective determinations, but considers all relevant facts and circumstances.


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In addition to the Board-level standards for director independence, the directors who serve on the Audit Committee each satisfy standards established by the Securities and Exchange Commission (the "SEC") providing that to qualify as "independent" for purposes of membership on that Committee, members of audit committees may not accept, directly or indirectly any consulting, advisory, or other compensatory fee from us other than their director compensation.

Board's Role in Risk Oversight

It is management's responsibility to manage risk and bring to the Board's attention risks that are material to the Company. The Board has oversight responsibility of the processes established to report and monitor systems for the most significant risks applicable to the Company. The Board administers its risk oversight role directly and through its committee structure and the committees' regular reports to the Board at Board meetings. The Board reviews strategic, financial and execution risks and exposures associated with the annual plan and multi-year plans, major litigation and other matters that may present material risk to our operations, plans, prospects or reputation; acquisitions and divestitures and senior management succession planning.

Board Expertise and Diversity.

The Nominating Committee seeks to have a Board that represents diversity as to experience, gender, race and ethnicity, but does not have a formal policy with respect to diversity. We seek a Board that reflects a range of talents, ages, skills, viewpoints, professional experience, educational background and expertise to provide sound and prudent guidance with respect to our operations and interests. All of our directors are financially literate, and two members of our Audit Committee are audit committee financial experts.

Board Leadership Structure

Our Board annually elects a Chairman of the Board. The Board has chosen to separate the roles of Chairman and Chief Executive Officer. Mr. Gorton currently serves as Chairman and Lead Independent Director. In this role, among other duties, Mr. Gorton meets with our Chief Executive Officer and with senior officers as necessary, schedules and presides at meetings of the Board, including meetings of the Independent Directors, serves as a liaison between the Board and our management, approves meeting schedules and agendas, and undertakes other responsibilities designated by the Board. The Board believes that the separate roles of Mr. Tokman as Chief Executive Officer and Mr. Gorton as Chairman and Lead Independent Director currently well serve the interests of us and our shareholders. Mr. Tokman can devote his attention to leading the Company and focus on our business strategy. Mr. Gorton provides an appropriate level of independence in the Company's leadership through his review and approval of meeting agendas and his leadership of the Board.

Committees

The Board of Directors has an Audit Committee, a Compensation Committee and a Nominating Committee. The Board of Directors has adopted a written charter for each of these Committees. The full text of each charter is available on our website located at www.microvision.com.

The Audit Committee

The Board has an Audit Committee which assists the Board by monitoring and overseeing: (1) our accounting and financial reporting processes and the audits of our financial statements, (2) the integrity of our financial statements, (3) our compliance with legal and regulatory requirements, and (4) the performance of our internal finance and accounting personnel and our independent auditors. The Audit Committee conducts discussions related to our earnings announcements and periodic filings, as well as numerous other informal meetings and communications among the Chair, various Audit Committee members, the independent auditors and/or members of our management. Messrs. Cowell, Mulligan and Turner currently serve on the Audit Committee, with Mr. Cowell serving as Chairman. The Audit Committee met 5 times during 2011.

Among other matters, the Audit Committee monitors the activities and performance of our external auditors, including the audit scope, external audit fees, auditor independence matters and the extent to which the independent auditor may be retained to perform non-audit services. The Audit Committee and the Board of Directors have ultimate authority and responsibility to select, evaluate and, when appropriate, replace our independent auditor. The Audit Committee also reviews the results of the external audit work with regard to the adequacy and appropriateness of our financial, accounting and internal controls. Management and independent auditor presentations to and discussions with the Audit Committee also cover various topics and events that may have significant financial impact or are the subject of discussions between management and the independent auditor. In addition, the Audit Committee generally oversees our internal financial controls and financial disclosure procedures.

The "audit committee financial experts" designated by the Board are Col. Richard A. Cowell (Ret.) and Brian Turner, each an independent director. Col. Cowell holds a degree in accounting and has served for ten years as Chair of our Audit Committee. During his twenty-five years of service in the United States Army, Col. Cowell oversaw and actively supervised various complex governmental projects that involved government accounting with a breadth and level of complexity comparable to accounting issues raised by our financial statements, including issues relating to estimates, accruals, and reserves. Since retiring from the Army, Col. Cowell served as a Principal at Booz Allen Hamilton, Inc., where he provided consulting services relating to significant government projects and grants which involve significant and complex accounting issues. Mr. Turner has eight years experience as a chief financial officer of three public companies and has thirteen years of experience in various roles at PricewaterhouseCoopers LLP, including Director, Corporate Finance. Mr. Turner has been actively involved in and has supervised the preparation of financial statements that present a breadth and complexity of issues comparable to accounting issues raised by our financial statements.

The Compensation Committee

The Compensation Committee makes decisions on behalf of, and recommendations to, the Board regarding salaries, incentives and other forms of compensation for directors, officers, and other key employees, and administers policies relating to compensation and benefits. The Compensation Committee also serves as the Plan Administrator for our stock option plans. The Compensation Committee reviewed the relationship between our risk management policies and practices, organizational structure, operating policies, corporate strategy and our compensation programs to confirm that our compensation programs do not encourage unnecessary and excessive risks. The Compensation Committee Report is set forth below on page 18. Messrs. Gorton and Turner and Ms. Horan currently serve as members of the Compensation Committee, with Mr. Turner serving as chairman. The Compensation Committee met 4 times during 2011.

The Nominating Committee

The Nominating Committee counsels the Board of Directors with respect to Board and Committee structure and membership. In fulfilling its duties, the Nominating Committee, among other things, will:

- establish criteria for nomination to the Board and its committees, taking into account the composition of the Board as a whole;

- identify, review, and recommend director candidates for the Board;
- recommend directors for election at the annual meeting of shareholders and to fill new or vacant positions;
- establish policies with respect to the process by which our shareholders may recommend candidates to the Nominating Committee for consideration for nomination as a director;
- assess and monitor, with Board involvement, the performance of the Board; and
- recommend directors for membership on Board Committees.

Messrs. Cowell, Gorton and Mulligan currently serve as members of the Nominating Committee, with Mr. Mulligan serving as Chairman. The Nominating Committee met one time during 2011.

The Nominating Committee will consider recommendations for directorships submitted by shareholders, or groups of shareholders, that have beneficially owned at least 5% of our outstanding shares of common stock for at least one year prior to the date the nominating shareholder submits a candidate for nomination as a director. A nominating shareholder or group of nominating shareholders may submit only one candidate for consideration. Shareholders who wish the Nominating Committee to consider their recommendations for nominees for the position of director should submit their request in writing no later than the 120th calendar day before the anniversary of the date of the prior year's annual meeting proxy statement was released to shareholders. Such written requests should be submitted to the Nominating Committee care of the Corporate Secretary, MicroVision, Inc., 6222 185th Avenue NE, Redmond, Washington 98052, and must contain the following information:

- The name, address, and number of shares of common stock beneficially owned by the nominating shareholder and each participant in a nominating shareholder group (including the name and address of all beneficial owners of more than 5% of the equity interests of an nominating shareholder or participant in a nominating shareholder group);
- A representation that the nominating shareholder, or nominating shareholder group, has been the beneficial owner of more than 5% of our outstanding shares of common stock for at least one year and will continue to beneficially own at least 5% of our outstanding shares of common stock through the date of the annual meeting;
- A description of all relationships, arrangements, or understandings between or among the nominating shareholder (or any participant in a nominating shareholder group) and the candidate or any other person or entity regarding the candidate, including the name of such person or entity;
- All information regarding the candidate that we would be required to disclose in a proxy statement filed pursuant to the rules and regulations of the SEC with respect to a meeting at which the candidate would stand for election;
- Confirmation that the candidate is independent, with respect to the Company, under the independence requirements established by us, the SEC, and NASDAQ listing requirements, or, if the candidate is not independent with respect to the Company under all such criteria, a description of the reasons why the candidate is not independent;
- The consent of the candidate to be named as a nominee and to serve as a member of the Board if nominated and elected;
- A representation signed by the candidate that if elected he or she will: (1) represent all shareholders of the Company in accordance with applicable laws, and our certificate of incorporation, by-laws, and other policies; (2) comply with all rules, policies, or requirements generally applicable to non-employee directors; and (3) upon request, complete and sign customary Directors and Officers Questionnaires.


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In its assessment of each potential candidate, the Nominating Committee will review the nominee's judgment, experience, independence, understanding of our or other related industries and such other factors the Nominating Committee determines are pertinent in light of the current needs of the Board. The Nominating Committee will also take into account the ability of a director to devote the time and effort necessary to fulfill his or her responsibilities.

Nominees may be suggested by directors, members of management, and, as described above, by shareholders. In identifying and considering candidates for nomination to the Board, the Nominating Committee considers, in addition to the requirements set out in the Nominating Committee charter, quality of experience, our needs and the range of talent and experience represented on the Board.

Shareholder Communication with the Board of Directors

We have adopted written procedures establishing a process by which our shareholders can communicate with the Board of Directors regarding various topics related to the Company. A shareholder desiring to communicate with the Board, or any individual director, should send his or her written message to the Board of Directors (or the applicable director or directors) care of the Corporate Secretary, MicroVision, Inc., 6222 185th Avenue NE, Redmond, Washington 98052. Each submission will be forwarded, without editing or alteration, by the Secretary to the Board, or the applicable director or directors, on or prior to the next scheduled meeting of the Board. The Board will determine the method by which such submission will be reviewed and considered. The Board may also request the submitting shareholder to furnish additional information it may reasonably require or deem necessary to sufficiently review and consider the submission of such shareholder.

Compensation Committee Interlocks And Insider Participation

All members of the Compensation Committee during 2011 were independent directors, and none of them were our employees or former employees of the Company. During 2011, none of our executive officers served on the compensation committee (or equivalent), or the board of directors, of another entity whose executive officer(s) served on the Compensation Committee or Board of Directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires that our directors, executive officers, and greater-than 10% shareholders file reports with the SEC relating to their initial beneficial ownership of our securities and any subsequent changes. They must also provide us with copies of the reports.

Based solely on a review of the copies of such forms in our possession, and on written representations from reporting persons, we believe that all of these reporting persons complied with their filing requirements during 2011.

Code of Ethics

We have adopted a code of ethics applicable to our principal executive officer, principal financial officer, principal accounting officer and general counsel, known as the Code of Ethics for MicroVision Executives. We have also adopted a code of conduct applicable to our directors, officers, and employees, known as the Code of Conduct. The Code of Ethics for MicroVision Executives and the Code of Conduct are available on our website. In the event that we amend or waive any of the provisions of the Code of Ethics for MicroVision Executives applicable to our principal executive officer, principal financial officer, and principal accounting officer, we intend to disclose the same on our website at *www.microvision.com.*

Proposal Two—Amendment to the 2006 MicroVision, Inc. Incentive Plan

The Board of Directors has authorized an amendment to the 2006 MicroVision, Inc. Incentive Plan (as amended, the "Incentive Plan"), subject to shareholder approval. The amendment will increase the number of shares of common stock reserved for issuance upon exercise of options granted under the Incentive Plan by 700,000 to a total of 2,750,000 shares.

On April 17, 2012, the last reported sale price of the Company's common stock on the Nasdaq Global Market was $2.48 per share.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE FOREGOING AMENDMENT TO THE 2006 MICROVISION, INC. INCENTIVE PLAN.

Summary of the Incentive Plan

The Incentive Plan amended, restated and renamed our 1996 Stock Option Plan. The Incentive Plan was originally adopted by the Board in April 2006 and approved by the shareholders in September 2006. The Incentive Plan will terminate on the tenth anniversary of the date of approval by the shareholders, unless earlier terminated by the Board. A maximum of 2,050,000 shares of common stock may be delivered in satisfaction of awards made under the Incentive Plan. The maximum number of shares of common stock for which stock options may be granted to any person in any calendar year and the maximum number of shares of common stock subject to stock appreciation rights, or "SARs," granted to any person in any calendar year will each be 250,000. The maximum benefit that will be paid to any person under other awards in any calendar year will be, to the extent paid in shares, 250,000 shares, and, to the extent paid in cash, $3,000,000. In the event of a stock dividend, stock split or other change in our capital structure, the Administrator will make appropriate adjustments to the limits described above and will also make appropriate adjustments to the number and kind of shares of stock or securities subject to awards, any exercise prices relating to awards and any other provisions of awards affected by the change. The Administrator may also make similar adjustments to take into account other distributions to stockholders or any other event, if the Administrator determines that adjustments are appropriate to avoid distortion in the operation of the Incentive Plan and to preserve the value of awards.

Administration. The Board of Directors administers the Incentive Plan. The term "Administrator" is used in this proxy statement to refer to the person (the Board and its delegates) charged with administering the Incentive Plan. The Administrator has full authority to determine who will receive awards and to determine the types of awards to be granted as well as the amounts, terms, and conditions of any awards. Awards may be in the form of options, SARs, restricted or unrestricted stock, deferred stock, other stock-based awards, or cash awards, and any such award may be a performance-based award. The Administrator has the right to determine any questions that may arise regarding the interpretation and application of the provisions of the Incentive Plan and to make, administer, and interpret such rules and regulations as it deems necessary or advisable. Determinations of the Administrator made under the Incentive Plan are conclusive and bind all parties.

Eligibility. Participation is limited to employees, non-employee directors, as well as consultants and advisors who are selected by the Administrator to receive an award. The group of persons from which the Administrator will select participants consisted of approximately 115 individuals as of April 17, 2012. Following shareholder approval of the Incentive Plan amendment, the Company intends to award an aggregate of approximately 500,000 restricted stock units and options to purchase approximately 370,000 shares of common stock to non-executive officer employees for retention purposes. These grants are subject to later approval by the Company's Board of Directors and the Company may determine to change, delay or not grant the contemplated awards.

Stock Options. The Administrator may, from time to time, award options to any participant subject to the limitations described above. Stock options give the holder the right to purchase shares of common stock of the

Company within a specified period of time at a specified price. Two types of stock options may be granted under the Incentive Plan: incentive stock options, or "ISOs", which are subject to special tax treatment as described below, and nonstatutory options, or "NSOs." Eligibility for ISOs is limited to employees of the Company and its subsidiaries.

The exercise price of an ISO cannot be less than the fair market value of the common stock at the time of grant. In addition, the expiration date of an ISO cannot be more than ten years after the date of the original grant. In the case of NSOs, the exercise price and the expiration date are determined in the discretion of the Administrator. The Administrator also determines all other terms and conditions related to the exercise of an option, including the consideration to be paid, if any, for the grant of the option, the time at which options may be exercised and conditions related to the exercise of options.

Stock Appreciation Rights. The Administrator may grant SARs under the Incentive Plan. An SAR entitles the holder upon exercise to receive an amount in cash or common stock or a combination thereof (as determined by the Administrator) computed by reference to appreciation in the value of a share of common stock above a base amount which may not be less than fair market value on the date of grant.

Stock Awards; Deferred Stock. The Incentive Plan provides for awards of nontransferable shares of restricted common stock, as well as unrestricted shares of common stock. Awards of restricted stock and unrestricted stock may be made in exchange for past services or other lawful consideration. Generally, awards of restricted stock are subject to the requirement that the shares be forfeited or resold to the Company unless specified conditions are met. Subject to these restrictions, conditions and forfeiture provisions, any recipient of an award of restricted stock will have all the rights of a stockholder of the Company, including the right to vote the shares and to receive dividends. Other awards under the Incentive Plan may also be settled with restricted stock. The Incentive Plan also provides for deferred grants ("deferred stock") entitling the recipient to receive shares of common stock in the future on such conditions as the Administrator may specify. Any stock award or award of deferred stock resulting in a deferral of compensation subject to Section 409A of the Code will be construed to the maximum extent possible consistent with the requirements of Section 409A of the Code.

Performance Awards. The Administrator may also make awards subject to the satisfaction of specified performance criteria. Performance awards may consist of common stock or cash or a combination of the two. The performance criteria used in connection with a particular performance award will be determined by the Administrator. In the case of performance awards intended to qualify for exemption under Section 162(m) of the Internal Revenue Code, the Administrator will use objectively determinable measures of performance in accordance with Section 162(m) that are based on any or any combination of the following (determined either on a consolidated basis or, as the context permits, on a divisional, subsidiary, line of business, project or geographical basis or in combinations thereof): sales; revenues; assets; expenses; earnings before or after deduction for all or any portion of interest, taxes, depreciation, or amortization, whether or not on a continuing operations or an aggregate or per share basis; return on equity, investment, capital or assets; one or more operating ratios; borrowing levels, leverage ratios or credit rating; market share; capital expenditures; cash flow; stock price; stockholder return; sales of particular products or services; customer acquisition or retention; acquisitions and divestitures (in whole or in part); joint ventures and strategic alliances; spin-offs, split-ups and the like; reorganizations; or recapitalizations, restructurings, financings (issuances of debt or equity) or refinancings. The Administrator will determine whether the performance targets or goals that have been chosen for a particular performance award have been met.

General Provisions Applicable to All Awards. Neither ISOs nor, except as the Administrator otherwise expressly provides, other awards may be transferred other than by will or by the laws of descent and distribution. During a recipient's lifetime an ISO and, except as the Administrator may provide, other non-transferable awards requiring exercise may be exercised only by the recipient. Shares delivered under the Incentive Plan may consist of either authorized but unissued or treasury shares. The number of shares delivered upon exercise of a stock option is determined net of any shares transferred by the optionee to the Company (including through the holding back of shares that would otherwise have been deliverable upon exercise) in payment of the exercise price or tax withholding.

Mergers and Similar Transactions. In the event of a consolidation or merger in which the Company is not the surviving corporation or which results in the acquisition of substantially all of the Company's stock by a person or entity or by a group of persons or entities acting together, or in the event of a sale of substantially all of the Company's assets or a dissolution or liquidation of the Company, the following rules will apply except as otherwise provided in an Award:

- If the transaction is one in which there is an acquiring or surviving entity, the Administrator may provide for the assumption of some or all outstanding awards or for the grant of new awards in substitution therefor by the acquiror or survivor.
- If the transaction is one in which holders of common stock will receive a payment (whether cash, non-cash or a combination), the Administrator may provide for a "cash-out", with respect to some or all awards, equal in the case of each affected award to the excess, if any, of (A) the fair market value of one share of common stock times the number of shares of common stock subject to the award, over (B) the aggregate exercise or purchase price, if any, under the award (in the case of an SAR, the aggregate base price above which appreciation is measured), in each case on such payment terms and other terms, and subject to such conditions, as the Administrator determines.
- If there is no assumption or substitution of any award requiring exercise, each such outstanding award will become fully exercisable prior to the completion of the transaction on a basis that gives the holder of the award a reasonable opportunity to exercise the award and participate in the transaction as a stockholder.
- Each award, other than outstanding shares of restricted stock, unless assumed will terminate upon consummation of the transaction.
- Any share of common stock delivered pursuant to the "cash-out" or acceleration of an award, as described above, may, in the discretion of the Administrator, contain such restrictions, if any, as the Administrator deems appropriate to reflect any performance or other vesting conditions to which the award was subject. In the case of restricted stock, the Administrator may require that any amounts delivered, exchanged or otherwise paid in respect of such stock in connection with the transaction be placed in escrow or otherwise made subject to such restrictions as the Administrator deems appropriate to carry out the intent of the Incentive Plan.

Amendment. The Administrator may at any time or times amend the Incentive Plan or any outstanding Award for any purpose which may at the time be permitted by law, and may at any time terminate the Incentive Plan as to any future grants of awards. The Administrator may not, however, alter the terms of an Award so as to affect adversely the Participant's rights under the Award without the Participant's consent, unless the Administrator expressly reserved the right to do so at the time of the Award.

Federal Income Tax Consequences

The following discussion summarizes certain federal income tax consequences of the grant and exercise of stock options under the Incentive Plan under the law as in effect on the date of this proxy statement. The summary does not purport to cover federal employment tax or other federal tax consequences that may be associated with stock options or federal tax consequences associated with other awards under the Incentive Plan, nor does it cover state, local or non-U.S. taxes.

ISOs. In general, an optionee realizes no taxable income for regular income tax purposes upon the grant or exercise of an ISO. However, the exercise of an ISO may result in an alternative minimum tax liability to the optionee. With certain exceptions, a disposition of shares purchased under an ISO within two years from the date of grant or within one year after exercise (a "disqualifying disposition") produces ordinary income to the optionee equal to the value of the shares at the time of exercise less the exercise price. A corresponding deduction is available to the Company. Any additional gain recognized in the disqualifying disposition is treated as a capital gain for which the Company is not entitled to a deduction. In general, if the disqualifying disposition is an arm's length sale at less than the fair market value of the shares at time of exercise, the optionee's ordinary income, and the Company's corresponding deduction, are limited to the excess, if any, of the amount realized on the sale over the amount paid by the optionee for the stock. If the optionee does not dispose of the shares until after the expiration of these one- and two-year holding periods, any gain or loss recognized upon a subsequent sale is treated as a long-term capital gain or loss for which the Company is not entitled to a deduction.

NSOs. In general, in the case of a NSO, the optionee has no taxable income at the time of grant but realizes income in connection with exercise of the option in an amount equal to the excess (at the time of exercise) of the fair market value of the shares acquired upon exercise over the exercise price; a corresponding deduction is available to the Company; and upon a subsequent sale or exchange of the shares, any recognized gain or loss after the date of exercise is treated as a capital gain or loss for which the Company is not entitled to a deduction.

In general, an ISO that is exercised by the optionee more than three months after termination of employment is treated as an NSO. ISOs are also treated as NSOs to the extent they first become exercisable by an individual in any calendar year for shares having a fair market value (determined as of the date of grant) in excess of $100,000.

The Administrator may award stock options that are exercisable for restricted stock. Under Section 83 of the Code, an optionee who exercises an NSO for restricted stock will generally have income only when the stock vests. The income will equal the fair market value of the stock at that time less the exercise price. However, the optionee may make a so-called "83(b) election" in connection with the exercise to recognize taxable income at that time. Assuming no other applicable limitations, the amount and timing of the deduction available to the Company will correspond to the income recognized by the optionee. If an ISO is exercised for restricted stock, a timely 83(b) election will have the effect, in general, of fixing the amount taken into account for alternative minimum tax purposes at the excess of the fair market value of the shares at time of exercise over the exercise price. However, for regular income tax purposes the ordinary income and corresponding Company deduction associated with a disqualifying disposition of stock acquired upon exercise of an ISO, where the stock was restricted at time of exercise but vested prior to the disposition, would be determined by reference to the fair market value of the shares on the date of vesting whether or not the optionee made an 83(b) election.

Under the so-called "golden parachute" provisions of the Code, the accelerated vesting of awards in connection with a change in control of the Company may be required to be valued and taken into account in determining whether a participant has received compensatory payments, contingent on the change in control, in excess of certain limits. If these limits are exceeded, a substantial portion of amounts payable to the participant, including the payment consisting of accelerated vesting of awards, may be subject to an additional 20% federal tax and may be nondeductible to the Company.

Under Section 162(m) of the Code, certain remuneration in excess of $1 million may be nondeductible if paid to any "covered employee" of a publicly held corporation (generally the corporation's chief executive officer and its next three most highly compensated executive officers, excluding the chief financial officer, in the year that the compensation is paid). Stock options issued under the Incentive Plan are intended to qualify for exemption from the Section 162(m) deduction limit.

Stock options awarded under the Incentive Plan are intended to be exempt from the rules of Section 409A of the Code and guidance issued thereunder and will be administered accordingly. However, neither the Company nor the Administrator, nor any person affiliated with or acting on behalf of the Company or the Administrator, will be liable to any participant or to the estate or beneficiary of any participant by reason of any acceleration of income, or any additional tax or interest penalties, resulting from the failure of an award to satisfy the requirements of Section 409A of the Code.

Proposal Three—Ratification of the Selection of Independent Registered Public Accounting Firm

The Audit Committee of the Board has selected PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the current fiscal year, subject to ratification by the Company's stockholders at the Annual Meeting. The Company has been advised by PricewaterhouseCoopers LLP that it is a registered public accounting firm with the Public Company Accounting Oversight Board (the "PCAOB") and complies with the auditing, quality control, and independence standards and rules of the PCAOB and the SEC. A representative of PricewaterhouseCoopers LLP is expected to be present at the Annual Meeting to respond to appropriate questions and to make a statement if he or she so desires.


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Although stockholder ratification of the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm is not required, the Board is nevertheless submitting the selection of PricewaterhouseCoopers LLP to the stockholders for ratification. Unless contrary instructions are given, shares represented by proxies solicited by the Board will be voted for the ratification of the selection of PricewaterhouseCoopers LLP as the independent registered public accounting firm of the Company for the year ending December 31, 2012. Should the selection of PricewaterhouseCoopers LLP not be ratified by the stockholders, the Audit Committee will reconsider the matter. Even in the event the selection of PricewaterhouseCoopers LLP is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change is in the best interests of the Company and its stockholders.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE SELECTION OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

OTHER BUSINESS

The Company knows of no other matters to be voted on at the Annual Meeting or any adjournment or postponement of the meeting. If, however, other matters are presented for a vote at the meeting, the proxy holders (the individuals designated on the proxy card) will vote your shares according to their judgment on those matters.

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EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Executive Compensation Objectives

The Company's executive compensation program is designed to attract, retain, motivate and recognize high performance executive officers. The Compensation Committee is responsible for and oversees the Company's compensation program. The Company's philosophy is to provide compensation programs that incentivize and reward both the short and long-term performance of the executive officers relative to the Company's performance. Thus, the Compensation Committee utilizes compensation components that measure overall Company performance, including performance against the Company's annual strategic operating plan. In addition, the Compensation Committee seeks to align the interests of the Company's executive officers with its shareholders.

Executive Compensation Components

Overview. The principal elements of the Company's compensation are base salary, incentive bonus awards, and equity awards. The Company's executive compensation policy recognizes that stock price is only one measure of performance, and given industry business conditions and the long-term strategic direction and goals of the Company, it may not necessarily be the best current measure of executive performance. Thus, the Compensation Committee considers the median level of compensation of its peer group and the achievement of the Company's business objectives when determining executive compensation.

The Compensation Committee retained Milliman, Inc., an independent compensation consultant, in connection with its determination of 2011 compensation. The consultant was tasked with examining the compensation of the named executive officers and providing an analysis of that compensation relative to other companies. The consultant studied data from the proxy statements of a select group of publicly-traded companies and from nationally recognized surveys. Data from these two sources was equally weighted in determining the median market levels of compensation. The Company's peer group was selected based on input from the Compensation Committee and senior management. In selecting the Company's peer group, the Compensation Committee and senior management considered companies that were at a similar business stage and companies that were of a similar size in the high-technology and general industries in which the Company operates. In providing its report to the Compensation Committee, the consultant also took into account that information for the Company's peer group was reported as of different dates for different companies. The companies comprising the Company's peer group were Active Power Inc., Arrowhead Research Corp., Capstone Turbine Corp., DTS Inc., eMagin Corp., I D Systems Inc., Identive Group Inc., Image Sensing Systems Inc., Immersion Corp., Phoenix Technologies Ltd. and Universal Display Corp. Data from these companies was compiled and averaged over a three-year period. Since proxy data is not job specific (i.e., various positions could be represented among the named executive officers), job specific data from nationally recognized surveys was also used. The nationally recognized published surveys utilized were the Aon Executive Compensation Survey, Economic Research Institute Executive Compensation Survey, Culpepper Executive Survey, Towers Watson Top Management Compensation Survey and Milliman Executive Compensation Survey.

Base Salary. Base salaries for the named executive officers are primarily based on the position, taking into account competitive market compensation paid by other companies in the Company's peer group for similar positions. Recommendations from the Chief Executive Officer as to increases in base salaries for each executive officer (other than for the Chief Executive Officer) based on the Chief Executive Officer's evaluation of the executive officer's performance are also taken into account.

As with total executive compensation, the Compensation Committee believes that executive base salaries should generally target the median base salary of the Company's peer group. Each named executive officer's base salary is also determined by reviewing the other components of the executive officer's compensation to ensure that the total compensation is in line with the Compensation Committee's overall compensation philosophy. The Compensation Committee makes a recommendation on the Chief Executive Officer's compensation to the full Board of Directors, which then has the authority to approve it.

Salaries for 2011 were based on the compensation objectives mentioned above and in the case of Alexander Tokman, his employment agreement. Base salary rates in 2011 for Messrs. Tokman, Wilson, Walker, Madhavan and O'Sullivan were $359,443, $220,460, $236,288, $220,460 and $362,167, respectively. Amounts for Mr. O'Sullivan represent payments made to Amphibian Pte Ltd. ("Amphibian") for services rendered by Mr. O'Sullivan to the Company. Mr. O'Sullivan is the Managing Director and sole stockholder of Amphibian. The Company engaged Amphibian to obtain the services of Mr. O'Sullivan as well as other employees of Amphibian.


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Incentive Bonus. The Compensation Committee believes that a portion of an executive officer's total compensation, an incentive bonus, should be based on the Company's performance. The Compensation Committee believes that structuring a significant portion of each executive officer's annual cash compensation as an incentive bonus, and the contingent nature of that compensation, induces an executive officer to execute on both the short and long-term goals of the Company. It has structured the executive compensation program to reflect this philosophy by creating an incentive bonus framework that translates Company performance into incentive bonuses.

Each of the named executive officers is eligible for an annual incentive bonus. The amount of the bonus depends generally on the level of Company performance, with a target set as a percentage of base salary. The Compensation Committee approves the target bonus percentages and the actual bonus awards for all executive officers, except the Chief Executive Officer. The Compensation Committee makes a recommendation to the full Board regarding the Chief Executive Officer. Target bonus percentages are set to be approximately at the median of the Company's peer group.

In 2011, the Compensation Committee recommended to the Board, and the Board approved, 65% as a target bonus award (as a percentage of base salary) for the Chief Executive Officer. The amount of the bonus actually awarded to executives is determined solely in the discretion of the Compensation Committee for all executive officers, except the Chief Executive Officer. The Compensation Committee makes a recommendation to the full Board regarding the Chief Executive Officer. Based on management's recommendation that no incentive bonuses be paid to any executive officer with respect to 2011, the Compensation Committee and Board using its discretionary authority determined that no incentive bonuses would be paid to Jeff Wilson, Thomas Walker, Sridhar Madhavan, Joseph O'Sullivan or Alexander Tokman.

Equity Awards. The Compensation Committee believes that equity participation is a key component of the Company's executive compensation program. Equity awards are designed to attract and retain executive officers and to motivate them to enhance shareholder value by aligning the financial interests of executive officers with those of shareholders. Each year the Compensation Committee reviews the size and composition of the equity grants to ensure that they are aligned with the Company's compensation philosophy of compensating executives at the median of the Company's peer group. Similar to base salary, a review of equity award levels is conducted to ensure that a named executive officer's equity compensation comports with the Compensation Committee's overall philosophy and objectives and is competitive with the Company's peer group.

The Compensation Committee's practice is to make annual equity awards as part of its overall philosophy of performance-based compensation. Restricted stock units and stock options are awarded by the Compensation Committee to executive officers based on a philosophy of providing equity incentives at the median of the Company's peer group.

In 2011, Joseph O'Sullivan was awarded 12,500 stock options. Messrs. Tokman, Wilson, Walker and Madhavan did not receive any stock options in 2011.

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In order to further align the interests of executive officers with those of shareholders, in 2011 the Compensation Committee considered and approved a long-term incentive proposal to grant restricted stock units that would vest on the achievement of milestones directly related to the Company's stated objectives. Accordingly, Mr. Tokman was awarded 43,750 restricted stock units and each of Messrs. Wilson, Walker and Madhavan were awarded 13,750 restricted stock units. Vesting of these restricted stock unit awards is conditioned upon continued employment and the Company achieving a milestone related to the sales of direct green laser PicoP display engine technology. Mr. O'Sullivan did not receive any restricted stock grants in 2011. Stock options and restricted stock units awarded to the named executive officers in 2011 were granted under, and subject to, the 2006 Incentive Plan.

Tax Deductibility of Compensation

Limitations on the deductibility of compensation may occur under Section 162(m) of the Internal Revenue Code of 1986, which generally limits a public company's tax deduction for compensation paid to its named executive officers to $1 million in any year. In addition, Section 162(m) specifically exempts certain performance-based compensation from the deduction limit. It is the intent of the Compensation Committee to have the Company's compensation program be deductible without limitation. However, the Compensation Committee will take into consideration various other factors, together with Section 162(m) considerations, in making executive compensation decisions and could, in certain circumstances, approve and authorize compensation that is not fully tax deductible.

Processes and Procedures

Role of the Compensation Committee and the Chief Executive Officer in the Compensation Process. The Chief Executive Officer, with the assistance and support of the human resources department, provides recommendations regarding the compensation of the executive officers, including himself. The Compensation Committee considers these recommendations and consults with the Chief Executive Officer as to his recommendations for the executive officers. The Compensation Committee considers the Chief Executive Officer's recommendations, together with the Compensation Committee's philosophy, objectives and market data in approving these recommendations. The Compensation Committee makes a recommendation on the Chief Executive Officer's compensation to the full Board of Directors, who then has the authority to approve it.

Role of Compensation Consultants in the Compensation Process. The Compensation Committee's charter provides the Compensation Committee with the authority to retain a compensation consulting firm in its discretion. As described above, the Company retained Milliman, Inc. as its independent compensation consultant in connection with determining 2011 compensation.

Compensation Committee Report

The Compensation Committee has reviewed and discussed this Compensation Discussion and Analysis with management. Based on the review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement for filing with the Securities and Exchange Commission.

Compensation Committee

Slade Gorton
Jeanette Horan
Brian Turner (Chairman)

Summary Compensation Table for 2011

This table shows certain information about the compensation we paid our Chief Executive Officer, our Chief Financial Officer and each of our three other most highly compensated executive officers who were serving as executive officers as of December 31, 2011. These officers are referred to as named executive officers.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)(6)	Total ($)
Alexander Y. Tokman	2011	359,443	—	455,000	—	—	7,350	821,793
President and Chief Executive Officer and	2010	355,392	—	162,831	357,837	—	19,738	895,798
Director	2009	347,288	—	364,344	239,559	245,700	7,350	1,204,241
Jeff T. Wilson	2011	218,489	—	143,000	—	—	—	361,489
Chief Financial Officer	2010	208,667	—	39,130	98,866	—	—	346,663
	2009	203,804	—	25,612	67,538	81,600	3,564	382,118
Thomas M. Walker	2011	236,288	—	143,000	—	—	6,251	385,539
Vice President, General Counsel and Secretary	2010	233,955	—	43,979	111,111	—	6,243	395,288
	2009	229,288	—	28,787	75,926	91,700	6,244	431,945
Sridhar Madhavan(4)	2011	220,460	300	143,000	—	—	6,217	369,977
Vice President, Engineering	2010	214,460	—	38,833	98,125	—	6,249	357,667
	2009	202,460	—	25,417	67,014	81,000	6,083	381,974
Joseph O'Sullivan(5)	2011	362,167	—	—	144,000	—	—	506,167
Vice President, Operations, Sales and Marketing								


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(1) Reflects the fair value of stock and option awards on the grant date in accordance with FASB ASC Topic 718.

(2) Reflects the total amounts awarded under the annual incentive plan during fiscal 2009, 2010 and 2011, which are discussed in more detail under the heading "Incentive Bonus" in the Compensation Discussion and Analysis above. Amounts awarded for each year were paid following the Compensation Committee's review of performance targets under the plan. Total amounts earned with respect to 2008 were paid in stock options of the Company to participants on April 23, 2009—Alexander Tokman, Jeff Wilson, Thomas Walker and Sridhar Madhavan were awarded 8,750, 3,163, 3,557 and 3,138 stock options, respectively. One-half of the amounts earned with respect to 2009 were paid in cash and one-half of the amounts were paid in additional stock options of the Company, except for Alexander Tokman who received 54% of the amount earned with respect to 2009 in cash and the remainder in additional stock options of the Company. Alexander Tokman, Jeff Wilson, Thomas Walker and Sridhar Madhavan were awarded 5,878, 2,125, 2,388 and 2,110 stock options, respectively. There were no amounts awarded with respect to fiscal 2010 or 2011.

(3) Perquisites and other personal benefits are valued on an aggregate incremental cost basis. All figures shown below in footnote 6 represent the direct dollar cost incurred in providing these perquisites and other personal benefits to the named executive officers.

(4) Effective January 23, 2012, Mr. Madhavan is no longer an executive officer of the Company.

(5) Amounts for Mr. O'Sullivan represent payments made to Amphibian for services rendered by Mr. O'Sullivan to the Company. Mr. O'Sullivan is the Managing Director and sole stockholder of Amphibian. The Company engaged Amphibian to obtain the services of Mr. O'Sullivan as well as other employees of Amphibian. See "Certain Relationships and Related Party Transactions." Amphibian's engagement terminated effective December 31, 2011.

(6) The table below shows all other amounts under All Other Compensation for fiscal 2009, 2010 and 2011:

Name and Principal Position	Fiscal Year	Perquisites and Personal Benefits (1)	Employer contribution to 401(k) account (2)
Alexander Y. Tokman	2011	—	7,350
	2010	12,388	7,350
	2009	—	7,350
Jeff T. Wilson	2011	—	—
	2010	—	—
	2009	—	3,564
Thomas M. Walker	2011	—	6,251
	2010	—	6,243
	2009	—	6,244
Sridhar Madhavan	2011	—	6,217
	2010	—	6,249
	2009	—	6,083
Joseph O'Sullivan	2011	—	—

(1) The amounts for Mr. Tokman in fiscal 2010 represent $9,661 and $2,727 in actual amounts reimbursed for temporary housing expenses and health club dues, respectively.

(2) This column represents the amount of matching contributions made to our qualified 401(k) retirement plan for each of our named executive officers.

Grants of Plan-Based Awards During 2011

The following table shows grants of plan based awards to our named executive officers in 2011.

Name	Grant Date	Estimated Possible Payments Under Non-Equity Incentive Plan Awards Target ($)	All Other Stock Awards: Number of Shares of Stock or Units (#)(1)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/ Sh)(3)	Grant Date Fair Value Of Stock and Option Awards ($)(4)
Alexander Y. Tokman	3/21/2011	233,638	43,750	—	—	455,000
Jeff T. Wilson	3/21/2011	—	13,750	—	—	143,000
Thomas M. Walker	3/21/2011	—	13,750	—	—	143,000
Sridhar Madhavan	3/21/2011	—	13,750		—	143,000
Joseph O'Sullivan	1/12/2011	—	—	12,500(2)	18.64	144,000

(1) Messrs. Tokman, Wilson, Walker and Madhavan were awarded restricted stock units for 43,750, 13,750, 13,750 and 13,750 shares of stock, respectively. Vesting of the restricted stock unit awards is conditioned upon the Company achieving a milestone related to the sales of direct green laser PicoP display engine technology.

(2) Mr. O'Sullivan was awarded 12,500 stock options which were scheduled to vest in three annual installments from the date of grant and to expire four years after the date of grant. This grant was cancelled unvested on December 31, 2011 when Amphibian's engagement ended.

(3) All option awards were granted with an exercise price equal to the closing price of our common stock on the NASDAQ Global Market on the date of grant.

(4) Reflects the fair value of option and stock awards on the date of grant in accordance with FASB ASC Topic 718.

Outstanding Equity Awards at Year-End 2011

The following table shows outstanding equity awards for our named executive officers as of December 31, 2011.

		Option Awards					Stock Awards	
Name		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date		Number of Shares of Stock That Have Not Vested (#)	Market Value of Shares of Stock That Have Not Vested ($)
Alexander Y. Tokman	1	37,500	—	22.16	07/07/2015			
	2	47,500	—	27.44	04/13/2016			
	2	37,500	—	35.68	04/13/2016			
	2	26,969	—	35.12	04/19/2017			
	2	13,881	4,628	17.84	03/25/2018			
	4	8,594	—	17.84	03/25/2018	5	7,163	14.88
	2	8,357	8,357	14.88	04/23/2019	6	6,875	11.52
	4	8,750	—	14.88	04/23/2019	7	6,875	11.52
	2	3,482	10,446	27.28	04/26/2020	5	5,969	27.28
	4	5,878	—	27.28	04/26/2020	8	43,750	10.40
Jeff T. Wilson	3	3,063	—	22.16	04/01/2012			
	3	9,829	—	22.16	06/13/2013			
	2	1,250	—	27.44	04/05/2016			
	2	13,452	—	35.12	04/19/2017			
	2	3,382	1,128	17.84	03/25/2018			
	4	3,151	—	17.84	03/25/2018			
	2	2,009	2,008	14.88	04/23/2019			
	4	3,163	—	14.88	04/23/2019	5	1,722	14.88
	2	836	2,511	27.28	04/26/2020	5	1,435	27.28
	4	2,125	—	27.28	04/26/2020	8	13,750	10.40
Thomas M. Walker	3	15,000	—	22.16	05/07/2012			
	2	5,000	—	27.44	04/05/2016			
	2	13,501	—	35.12	04/19/2017			
	2	3,792	1,265	17.84	03/25/2018			
	4	3,532	—	17.84	03/25/2018			
	2	2,257	2,258	14.88	04/23/2019			
	4	3,557	—	14.88	04/23/2019	5	1,935	14.88
	2	940	2,822	27.28	04/26/2020	5	1,613	27.28
	4	2,388	—	27.28	04/26/2020	8	13,750	10.40
Sridhar Madhavan	2	5,000	—	27.44	05/12/2016			
	2	10,250	—	35.12	04/19/2017			
	2	3,280	1,093	17.84	03/25/2018			
	4	3,053	—	17.84	03/25/2018			
	2	1,992	1,994	14.88	04/23/2019			
	4	3,138	—	14.88	04/23/2019	5	1,709	14.88
	2	830	2,492	27.28	04/26/2020	5	1,424	27.28
	4	2,110	—	27.28	04/26/2020	8	13,750	10.40
Joseph O'Sullivan		—	—	—	—		—	—

(1) The indicated option vested 20% on the grant date and 20% on each subsequent annual anniversary of the grant date.

(2) The indicated option vests 25% on each anniversary of the grant date.

(3) The indicated options vested 25% on the grant date and 25% on each subsequent anniversary of the grant date.
(4) The indicated options vested 100% on the date of grant.
(5) The indicated stock awards vest 100% on the third anniversary of the date of grant.
(6) The indicated stock award vests 100% the later of the third anniversary of the date of grant or the first day thereafter that the officer is not in a closed window period under our insider trading policy.
(7) The indicated stock award vests based on satisfying both service and performance conditions. The award will vest on the later of the third anniversary of the date of grant or the first day thereafter that the officer is not in a closed window under our insider trading policy, based on the prior achievement of an operational milestone.
(8) The indicated stock award vests based on satisfying both a service condition and a milestone achievement related to the sales of direct green laser PicoP display engine technology.

Proxy

Option Exercises and Stock Vested During 2011

None of our named executive officers exercised stock options during 2011. The following table shows the number of stock awards that vested and the fair value realized by our named executive officers during 2011.

	Stock Awards	
	Number of Shares Acquired on Vesting (#) (1)	Value Realized on Vesting
Alexander Y. Tokman	5,662	83,127
Jeff T. Wilson	1,283	20,255
Thomas M. Walker	1,486	22,711
Sridhar Madhavan	1,285	19,638
Joseph O'Sullivan	—	—

(1) Shares reported are net of share amounts surrendered for payment of payroll taxes. Messrs. Tokman, Wilson, Walker, and Madhavan surrendered 2,270, 650, 681, and 589 shares, respectively, for payment of payroll taxes on the vest date.

Potential Payments upon Termination or Change in Control

All of our named executive officers, except for Alexander Tokman, are employed at will and do not have employment agreements. Mr. Tokman's employment agreement is summarized below. Under the 2006 Incentive Plan, 100% of each of the named executive officers' options which have not been exercised will become fully vested and immediately exercisable upon a change of control of the Company that does not result in an assumption, substitution or pay off of such award by the acquiring company. In addition, 100% of each named executive officers restricted stock units will become fully vested upon a change of control at the Company.

In addition, as more fully described below under the heading "Severance and Employment Agreements—Change of Control Severance Agreement," in November 2011 the Company entered into a Change of Control Severance Agreement pertaining to certain of its executive officers, including Messrs. Walker, Wilson and Madhavan.

The following table sets forth aggregate estimated payment obligations to each of our named executive officers assuming a termination without cause, or a change in control, occurred on December 31, 2011.

	Payments Due in Connection with a Termination of Employment without Cause or for Good Reason	Payments Due in Connection with a Change of Control and Termination of Employment without Cause or for Good Reason(2)	Payments Due in Connection with Change in Control(1)
Alexander Y. Tokman	811,360	1,196,986	203,420
Jeff T. Wilson	—	388,246	48,692
Thomas M. Walker	—	411,005	49,818
Sridhar Madhavan	—	388,177	48,623
Joseph O'Sullivan	—	—	—

(1) We included the estimated intrinsic value of accelerating any award of stock options or awards that are accelerated upon a change in control. In the case of a change in control, we assumed that all such awards would be cashed out at closing using the closing price of our common stock on the NASDAQ Global Market on December 30, 2011, which was $2.88 per share on an as-adjusted basis. See the section titled 'Outstanding Equity Awards at Fiscal Year-End 2011' for information regarding unvested equity awards.

(2) See "Severance and Employment Agreements—Change of Control Severance Plan."


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Severance and Employment Agreements

Mr. Tokman's Employment Agreement

Payment upon Termination. Under Mr. Tokman's employment agreement with the Company dated April 7, 2009, if he dies, becomes disabled, retires, terminates his employment other than for "good reason" or is terminated by us for "cause," he will be provided his earned but unpaid base salary, earned but unused vacation time, any bonus compensation for the prior year which is unpaid on the date of termination to the extent bonuses are paid to other officers, 18 months of certain group and medical benefits for Mr. Tokman's family and any business expenses which have not yet been reimbursed by us. If we terminate him "other than for cause," or if he terminates his employment for "good reason," he will receive, in addition to the amounts listed in the foregoing sentence, his base salary for 18 months following the date of his termination, plus an amount equal to his target bonus for the year prior to the termination, and we will continue to pay certain group medical and dental expenses in that 18-month period. We do not accelerate the vesting of equity incentives for our executive officers in the event of a termination of employment. In the event of a change in control of the Company, all unvested stock options vest upon the change in control if the change in control does not result in an assumption, substitution or pay off of such award by the acquiring company, and the Compensation Committee has the discretion to remove the vesting restrictions on all unvested restricted shares.

In determining whether a termination occurred with or without "cause," "cause" is deemed to exist under Mr. Tokman's employment agreement when there is a repeated willful failure to perform or gross negligence in the performance of his duties; fraud, embezzlement or other dishonesty with respect to us; a material breach of his obligations of confidentiality, non-competition, or non-solicitation against us; or commission of a felony or other crime involving moral turpitude.

In determining whether Mr. Tokman has "good reason" to terminate his employment, "good reason" is deemed to exist when: we have failed to continue him in a certain position; there is a substantial diminution in the nature and scope of his responsibilities; there is a material failure of us to provide him with base salary and benefits, excluding an inadvertent failure which is cured within a certain time period; or his office is relocated more than thirty-five miles from the then-current location of our principal offices without his consent. Mr. Tokman may only terminate his employment for good reason if he (a) gives notice to us within ninety (90) days of the initial occurrence of the event or condition constituting good reason, setting forth in reasonable detail the nature of such good reason; (b) we fail to cure within thirty (30) days following such notice; and (c) Mr. Tokman terminates his employment within thirty (30) days following the end of the thirty (30)-day cure period (if we fail to cure).


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Payment upon a Change in Control. In the event of a change of control and the termination of Mr. Tokman's employment "other than for cause" by us within two years following a change of control or if Mr. Tokman terminates his employment for "good reason" within six months following a change of control, we must pay Mr. Tokman an amount equal to two times the sum of one year of base salary plus a payment equal to his target bonus. The foregoing amount will be paid in a single lump sum. We must also pay the full cost of Mr. Tokman's continued participation in our group health and dental plans for two years or, if less, for so long as he remains entitled to continue such participation under applicable law. In addition, 100% of his options, restricted stock or other equity awards which have not been exercised and have not expired or been surrendered or cancelled, will become exercisable in accordance with the applicable award agreement.

Our obligation to pay the severance amounts mentioned in this "Payments upon a Termination or Change in Control" section is subject to Mr. Tokman signing an employee release. Also, Mr. Tokman must comply with certain confidential information and assignment of intellectual property obligations. Further, Mr. Tokman is subject to a non-compete and non-solicit obligation for 12 months following his termination.

Change of Control Severance Plan

In November 2011, the Company adopted a Change of Control Severance Plan (the "Severance Plan"). Under the Severance Plan, a "change of control" is defined as the occurrence of any of the following events: (i) the acquisition by any person or group of more than 50% of the then outstanding securities of the Company entitled to vote generally in the election of directors; (ii) individuals who constitute the board of directors cease for any reason to constitute at least a majority of the board, provided, however, that any individual becoming a director whose election, or nomination for election, by the Company's shareholders, was approved by a vote of at least a majority of the incumbent directors are considered as though such individual were a member of the incumbent board; (iii) certain reorganizations, recapitalizations, mergers or consolidations; (iv) the sale, transfer or other disposition of all or substantially all of the assets of the Company; or (v) approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

In the event that a "designated participant," including the Chief Financial Officer and the General Counsel, is terminated on, or during the two-year period following, a change of control, for any reason other than by the Company for cause (or, in the case of a participant other than a designated participant, any termination of the participant's employment, on or during the eighteen-month period following a change of control, by the Company other than for cause or by the participant for good reason), the Company will pay the participant an amount equal to one year of base salary at the rate in effect at the date of termination or, if higher, on the date of the change of control, plus a payment equal to the target bonus for which the participant is eligible, which amount shall be payable within ten business days following the later of the effective date of the release of claims described below or the date it is received by the Company. If, however, the timing associated with the execution, revocation and effectiveness of the release of claims would otherwise allow the payment described above to be made in either of two taxable years, such payment will not be made prior to the first day of the second taxable year. The Company will also pay the full cost of the participant's continued participation in the Company's group health and dental plans for one year or, if less, for so long as the participant remains entitled to continue such participation under applicable law. In addition, all options held by the participant which are not exercisable, and which have not been exercised and have not expired or been surrendered or cancelled, will become initially exercisable upon termination and will otherwise be and remain exercisable in accordance with their terms, and all other equity-based compensation awards granted to the participant, including, restricted stock and restricted stock units, will become vested and become free of restrictions.

Payment under the Plan is contingent upon the participant executing and delivering to the Company a release from all claims in any way resulting from, arising out of or connected with such participant's employment with the Company.

Director Compensation for 2011

The following table provides information concerning our non-employee directors during 2011. Alexander Tokman was not paid additional compensation for his service as director and his compensation is fully reflected in the other tables contained in this report.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)(2)	Total ($)
Richard A. Cowell	48,000	11,556	59,556
Slade Gorton	50,000	11,556	61,556
Jeanette Horan	48,000	11,556	59,556
Perry Mulligan	44,000	11,556	55,556
Brian Turner	53,000	11,556	64,556

(1) Reflects the fair value of option awards on the grant date in accordance with FASB ASC Topic 718

(2) The following table shows the number of outstanding shares underlying option and stock awards for each of our non-employee directors as of December 31, 2011:

Name	Option Awards (#)	Stock Awards (#)(3)
Richard A. Cowell	18,750	1,974
Slade Gorton	18,750	1,974
Jeanette Horan	15,000	1,974
Perry Mulligan	7,080	1,087
Brian Turner	15,000	1,974

(3) The indicated awards represent one-half of each non-employee directors' annual fee for 2008 and 2011, which was paid in shares of common stock.


Proxy

In 2011, each non-employee director received a nonstatutory option to purchase 1,875 shares of common stock on the date on which he or she was first elected or appointed to the Board of Directors. These options were fully vested and immediately exercisable upon the date of grant. Each of our non-employee director also receives, upon his or her initial appointment or election and upon each subsequent reelection to the Board of Directors, an option to purchase 15,000 shares that vests in full on the earlier of (i) the day prior to the date of our annual meeting of shareholders next following the date of grant, or (ii) one year from the date of grant, provided the non-employee director continues to serve as a director on the vesting date. If a non-employee director ceases to be a director for any reason other than death or disability before his or her term expires, then any outstanding unvested options issued to such Independent Director will be forfeited. Options vested as of the date of termination for any reason other than death or disability are exercisable through the date of expiration. The exercise price for each option is equal to the closing price of our common stock as reported on the NASDAQ Global Market on the date of grant. The options generally expire on the tenth anniversary of the date of grant.

In addition, each non-employee director generally receives the following cash compensation for his or her service as a director:

- A fee of $20,000 that accrues as of the date of appointment or election to the Board of Directors, and as of the date of each subsequent reelection;
- A fee of $3,000 for the Board chair or $2,000 per director for each Board meeting attended by the director; and
- A fee of $3,000 for the committee chair or $2,000 per committee member for each committee meeting attended by the director that is held on a day other than a day on which a Board meeting is held.

All directors are reimbursed for reasonable travel and other out-of-pocket expenses incurred in attending meetings of the Board of Directors.

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INFORMATION ABOUT MICROVISION COMMON STOCK OWNERSHIP

Security Ownership of Certain Beneficial Owners and Management

The following table shows as of April 17, 2012, the number of shares of our common stock owned beneficially by our directors and nominees, the named executive officers, and all directors and executive officers as a group and each person known by us to own beneficially more than 5% of our outstanding common stock.

Name of Beneficial Owner	Number of Shares (1)	Percent of Common Stock (2)
Alexander Y. Tokman (3)	252,588	1.5%
Jeff T. Wilson (4)	45,646	*
Thomas M. Walker (5)	57,722	*
Sridhar Madhavan (6)	37,255	*
Joseph O'Sullivan	1,250	*
Richard A. Cowell (7)	23,186	*
Slade Gorton (8)	24,099	*
Jeanette Horan (9)	17,411	*
Perry Mulligan (10)	9,417	*
Brian Turner (11)	18,224	*
Max Display Enterprises Limited (12)	1,261,913	7.3%
All executive officers and directors as a group (9 persons) (13)	453,292	2.6%

* Less than 1% of the outstanding shares of common stock.

(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants that are currently exercisable or convertible or may be exercised or converted within sixty days are deemed to be outstanding and to be beneficially owned by the person holding these options or warrants for the purpose of computing the number of shares beneficially owned and the percentage of ownership of the person holding these securities, but are not outstanding for the purpose of computing the percentage ownership of any other person or entity. Subject to community property laws where applicable, and except as otherwise noted, we believe that each shareholder named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned thereby.

(2) Percentage of common stock is based on 17,025,237 shares of common stock outstanding as of April 17, 2012.

(3) Includes 210,669 shares issuable upon exercise of options.

(4) Includes 42,166 shares issuable upon exercise of options.

(5) Includes 53,301 shares issuable upon exercise of options.

(6) Includes 32,573 shares issuable upon exercise of options.

(7) Includes 18,750 shares issuable upon exercise of options.

(8) Includes 18,750 shares issuable upon exercise of options.

(9) Includes 15,000 shares issuable upon exercise of options.

(10) Includes 7,080 shares issuable upon exercise of options.

(11) Includes 15,000 shares issuable upon exercise of options.

(12) Based on information set forth in a Form 3 filed with the SEC on June 30, 2009 by Max Display Enterprises Limited and Walsin Lihwa. Includes 252,383 shares issuable upon exercise of warrants.

(13) Includes 380,746 shares issuable upon exercise of options.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Under the Code of Conduct adopted by us, officers, directors and employees must avoid even the appearance of a conflict of interest. Under the Code of Ethics for MicroVision Executives we have adopted, our chief executive officer, chief financial officer and other senior operating and financial executives must report any material transaction or relationship that reasonably could be expected to give rise to a conflict of interest. We also review questionnaires completed by all directors and executive officers for potential "related-person transactions" between us and related persons. The Board's Audit Committee is responsible for review, approval, or ratification of related-person transactions. The Audit Committee determines whether the related person has a material interest in a transaction and may approve, ratify, rescind, or take other action with respect to the transaction in its discretion.

During 2011, we paid a total of $839,846 to Amphibian Pte Ltd. ("Amphibian") for services rendered to us by Joseph O'Sullivan, one of our named executive officers, services of other contractors and reimbursement of expenses. See "Executive Compensation." Mr. O'Sullivan is the Managing Director and sole stockholder of Amphibian.

AUDIT COMMITTEE REPORT

Review of the Company's Audited Financial Statements

The Audit Committee serves as the representative of the Board for general oversight of Company's financial accounting and reporting, systems of internal control, audit process, and monitoring compliance with laws and regulations and standards of business conduct. Management has responsibility for preparing Company's financial statements, as well as for Company's financial reporting process. PricewaterhouseCoopers LLP, acting as an independent registered public accounting firm, is responsible for expressing an opinion on the conformity of Company's audited financial statements with generally accepted accounting principles.

The Audit Committee has reviewed and discussed the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2011 with the Company's management, and management represented to the Audit Committee that the Company's consolidated financial statements were prepared in conformity with generally accepted accounting principles. The Audit Committee has discussed with PricewaterhouseCoopers LLP, the Company's independent auditors for the fiscal year ended December 31, 2011, the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (Communication with Audit Committees).

The Audit Committee received from PricewaterhouseCoopers LLP the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and discussed with the firm its independence. Based on the review and discussions noted above, and subject to the limitations on the role and responsibilities of the Audit Committee referred to in the Charter of the Audit Committee, the Audit Committee recommended to the Board that the Company's audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011 for filing with the SEC.

This report of the Audit Committee shall not be deemed to be incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates this information by reference.

Audit Committee

Richard A. Cowell, Chairman
Perry M. Mulligan
Brian Turner

Proxy

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our independent auditors, PricewaterhouseCoopers LLP, billed the following fees to us for audit and other services for the fiscal years 2011 and 2010:

Audit Fees

The aggregate fees billed for professional services rendered by PricewaterhouseCoopers LLP for the audit of our annual financial statements and the reviews of the financial statements included in our Quarterly Reports on Form 10-Q were $486,469 for the year ended December 31, 2011 and were $401,850 for the year ended December 31, 2010.

Audit Related Fees

There were no fees for audit related services in 2011 or 2010.

Tax Fees

There were no fees for tax services, including federal and state tax compliance, tax advice and tax planning in 2011 or 2010.

All Other Fees

Fees for all other services not described above totaled $1,800 in 2011 and $1,500 in 2010 for a subscription to an online accounting research tool.

The Audit Committee has considered whether the provision of services under the heading "All Other Fees" is compatible with maintaining the accountants' independence and has determined that it is consistent with such independence.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditor

The Audit Committee pre-approves all audit services and all permitted non-audit services by the independent auditors. The Audit Committee has delegated the authority to take such action between meetings to the Audit Committee chairman, who reports the decisions made to the full Audit Committee at its next scheduled meeting.

The Audit Committee evaluates whether our use of the independent auditors for permitted non-audit services is compatible with maintaining the independence of the independent auditors. The Audit Committee's policies prohibit us from engaging the independent auditors to provide any services relating to bookkeeping or other services related to accounting records or financial statements, financial information systems design and implementation, appraisal or valuation services, fairness opinions or contribution-in-kind reports, actuarial services, or internal audit outsourcing services unless it is reasonable to conclude that the results of these services will not be subject to audit procedures. The Audit Committee's policies completely prohibit us from engaging the independent auditors to provide any services relating to any management function, expert services not related to the audit, legal services, broker-dealer, investment adviser, or investment banking services or human resource consulting.

INFORMATION ABOUT SHAREHOLDER PROPOSALS

In order for a shareholder proposal to be considered for inclusion in the Company's proxy statement for the 2013 Annual Meeting, the written proposal must be received by the Company no later than the 120th calendar day before the anniversary of the date of the prior year's annual meeting proxy statement was released to shareholders. Shareholder proposals must comply with SEC regulations regarding the inclusion of shareholder proposals in company sponsored proxy materials and must contain the information required in the Company's bylaws for shareholder proposals. If you wish to obtain a free copy of the Company's bylaws, please contact Investor Relations, MicroVision, Inc., 6222 185th Avenue NE, Redmond, Washington 98052.

If a shareholder proposal is not included in the Company's proxy statement for the 2013 Annual Meeting, it may be raised from the floor during the meeting if written notice of the proposal is received by the Company not less than 60 nor more than 90 days prior to the meeting or, if less than 60 days' notice of the date of the meeting is given, by the close of business on the 10th business day following the first public announcement of the meeting.

You also may propose candidates for consideration by the Nominating Committee for nomination as directors by writing to us. In order to nominate a director for election at next year's annual meeting of shareholders, you must comply with the Director recommendation procedures described on page 9.

ADDITIONAL INFORMATION

Annual Report

The Company's Annual Report for the fiscal year ended December 31, 2011, was first made available to the shareholders of the Company with this Proxy Statement on or about April 26, 2012. The Annual Report is not to be treated as part of the proxy solicitation material or as having been incorporated by reference herein.

Incorporation by Reference

To the extent that this Proxy Statement is incorporated by reference into any other filing by the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, the sections of this Proxy Statement entitled "Compensation Committee Report" and "Audit Committee Report" will not be deemed incorporated, unless otherwise specifically provided in such filing.

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011, as filed with the SEC may be obtained by shareholders without charge by written or oral request to Investor Relations, MicroVision, Inc., 6222 185th Avenue NE, Redmond, Washington 98052, telephone (425) 882-6629, or may be accessed on the Internet at *www.sec.gov*.

Householding

Only one copy of the Notice of Internet Availability of Proxy Materials is being delivered to shareholders residing at the same address, unless such shareholders have notified the Company of their desire to receive multiple copies. The Company will promptly deliver, upon oral or written request, a separate copy of the Notice of Internet Availability of Proxy Materials to any shareholder residing at an address to which only one copy was mailed. Requests for additional copies should be directed to Investor Relations. Shareholders residing at the same address and currently receiving only one copy of the Notice of Internet Availability of Proxy Materials may contact Investor Relations to request multiple copies of the proxy statement in the future. Shareholders residing at the same address and currently receiving multiple copies of the Notice of Internet Availability of Proxy Materials may contact Investor Relations to request that only a single copy of the Notice of Internet Availability of Proxy Materials be mailed in the future. Contact Investor Relations by phone at (425) 882-6629, by fax at (425) 936-4415, by mail to Investor Relations, MicroVision, Inc., 6222 185th Avenue NE, Redmond, Washington 98052, or by e-mail to ir@microvision.com.

Voting by Telephone or the Internet

Provision has been made for you to vote your shares of common stock by telephone or via the Internet. You may also vote your shares by mail. Please see the proxy card or voting instruction form accompanying this Proxy Statement for specific instructions on how to cast your vote by any of these methods.

Votes submitted by telephone or via the Internet must be received by 5:00 p.m., Seattle, Washington time, on June 6, 2012. Submitting your vote by telephone or via the Internet will not affect your right to vote in person should you decide to attend the Annual Meeting.

The telephone and Internet voting procedures are designed to authenticate shareholders' identities, to allow shareholders to give their voting instructions and to confirm that shareholders' instructions have been recorded properly. The Company has been advised that the Internet voting procedures that have been made available to you are consistent with the requirements of applicable law. Shareholders voting via the Internet should understand that there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, which must be borne by the shareholder.

Annual Report

Annual Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
for the fiscal year ended December 31, 2011

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission File Number 0-21221

MICROVISION, INC.
(Exact name of Registrant as specified in its charter)

Delaware	**91-1600822**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification Number)**

6222 185th Ave NE, Redmond, WA 98052
(Address of Principal Executive Offices including Zip Code)

(425) 936-6847
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.001 par value	**NASDAQ Global Market**

Securities registered pursuant to Section 12(g) of the Exchange Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐ Accelerated Filer ☒
Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant as of June 30, 2011 was approximately $131.8 million (based on the closing price for the registrant's Common Stock on the NASDAQ Global Market of $9.76 per share, as adjusted for the reverse stock split discussed herein).

The number of shares of the registrant's common stock outstanding as of March 1, 2012 was 17,019,000.

Documents Incorporated by Reference

Portions of the registrant's definitive Proxy Statement to be filed with the Commission pursuant to Regulation 14A in connection with the registrant's 2012 Annual Meeting of Shareholders are incorporated herein by reference into Part III of this report.

MicroVision, Inc.
2011 ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

PART I

Preliminary Note Regarding Forward-Looking Statements

This report contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is subject to the safe harbor created by those sections. Such statements may include, but are not limited to, projections of revenues, income or loss, capital expenditures, plans for product development and cooperative arrangements, technology development by third parties, future operations, financing needs or plans of MicroVision, as well as assumptions relating to the foregoing. The words "anticipate," "could," "believe," "estimate," "expect," "goal," "may," "plan," "project," "will," and similar expressions identify forward-looking statements. Factors that could cause actual results to differ materially from those projected in our forward-looking statements include the following: our ability to obtain financing; market acceptance of our technologies and products; our financial and technical resources relative to those of our competitors; our ability to keep up with rapid technological change; government regulation of our technologies; our ability to enforce our intellectual property rights and protect our proprietary technologies; the ability to obtain additional contract awards and to develop partnership opportunities; the timing of commercial product launches; the ability to achieve key technical milestones in key products; and other risk factors identified below in Item 1A.

ITEM 1. BUSINESS

Overview

We are developing high-resolution miniature laser display and imaging engines based upon our proprietary PicoP® display engine technology. Our PicoP technology utilizes our widely patented expertise in two dimensional Micro-Electrical Mechanical Systems (MEMS), lasers, optics, and electronics to create a high quality video or still image from a small form factor device with lower power needs than conventional display technologies. Our strategy is to develop and supply PicoP display engines directly or through licensing arrangements to original equipment manufacturers (OEMs) that would embed them into a variety of consumer, automotive, enterprise and industrial products.

The primary objective for consumer applications is to provide users of mobile consumer devices such as smartphones, media players, tablet PCs and other consumer electronics products with a large screen viewing experience produced by a small embedded projector. These potential products would allow users to watch movies and videos, play video games, and display images and other data onto a variety of surfaces, freeing users from the limitations of a small, palm-sized screen. The PicoP could be further modified to be embedded into a pair of glasses to provide the mobile user with a see-through or occluded personal display to view movies, play games or access other content.

The PicoP with some modification could be embedded into a vehicle or integrated into a portable standalone aftermarket device to create a high-resolution head-up display (HUD) that could project point-by-point navigation, critical operational, safety and other information important to the vehicle operator.

The enterprise products employing our technology would allow users in field-based professions such as service repair or sales to view and share information such as schematics for equipment repair and sales data and orders within CRM applications on a larger, more user-friendly interface. We also see potential for embedding the PicoP laser display engine in industrial products where our displays could be used for 3D measuring and digital signage, enhancing the overall user experience of these applications.

We currently market and sell our SHOWWX™ line of accessory pico projectors that use our PicoP display engine through a network of global distributors. We continue to enter into a limited number of development agreements with commercial and U.S. government customers to develop advanced prototypes and demonstration units based on our light scanning technologies.

We develop and procure intellectual property rights relating to our technologies as a key aspect of our business strategy. We generate intellectual property from our ongoing performance on development contracts and our internal research and development activities. We also have acquired exclusive rights to various technologies under licensing and acquisition agreements.

Technology

Our patented PicoP display engine technology includes a single-mirror MEMS scanner, laser light sources, electronics, and optics combined using our proprietary system control expertise, gained through years of internal research and development. Our bi-directional MEMS scanning mirror is a key component of our technology platform and is one of our core competencies. Our MEMS design is a silicon device with a tiny mirror at the center. This mirror is connected to small flexures which allow it to oscillate vertically and horizontally to capture (imaging) or reproduce (display) an image pixel-by-pixel. Our PicoP display engines create a brilliant, full color, high contrast, uniform display over the entire field of view, from a small and thin package. We believe that our proprietary PicoP display engine technology offers significant advantages over traditional display and imaging systems. Depending on the specific product application, these advantages may include:

- Small and thin package size
- High brightness and contrast with 100% brightness uniformity
- Rich, saturated color reproduction
- Higher resolution
- Clear text readability
- Reduced power requirements
- Simple optical design that does not require complex focusing lenses
- Lower price at volume

Our PicoP display engine currently uses red and blue laser diodes and a frequency-doubled "synthetic" green laser to create a full color image. Synthetic green lasers are infrared lasers that are manipulated to reduce their wavelength to produce a green light. This conversion process creates a complex system of multiple components held to tight tolerances making manufacturing more challenging. Historically, availability of synthetic green lasers has been constrained due to their complexity and the existence of only one or two manufacturers.

During 2011, we simplified our operations to significantly reduce our 2011 cash requirements through a combination of measures as part of our strategy to focus our efforts on development of the next-generation of our PicoP technology based on direct green lasers. Direct green lasers are capable of producing green light natively, greatly simplifying laser design and manufacturing. Direct green lasers are expected to be manufactured in a manner similar to red and blue laser diodes available today, facilitating lower cost and rapid scalability to commercial quantities and are expected to be introduced by at least one manufacturer by mid-2012. At least five companies worldwide have announced they are developing direct green lasers for commercial introduction.

We have begun to provide samples of the new PicoP engine to OEMs for evaluation and plan to introduce our next-generation PicoP display engine using direct green lasers during 2012 to enable our prospective OEM partners to launch their product using the PicoP technology. The combination of smaller size, lower power, and lower cost make direct green lasers an attractive alternative to synthetic green lasers for use in our PicoP display engine. We have integrated direct green laser samples from three laser manufacturers into prototypes of our next-generation PicoP display engine.

Business Strategy

Our business strategy is to promote our technology in the form of integrated and embedded components to leading OEMs for widespread use in display and imaging product applications. Presently, we are focused on the following steps to implement our business strategy:

- Market and sell accessory projectors and planned future products, through multiple sales channels including distributors and OEMs.
- Continue rapid advancement of our technology platform and value-add applications.
- Partner with original design manufacturers (ODMs) and Tier 1 suppliers to produce advanced prototypes and demonstration units using our PicoP display engines, to market the benefits of our technology by us or our partners to OEM customers while minimizing our own development costs.
- Target leading OEMs to integrate our PicoP technology into their products.

We have entered into a non-binding Memorandum of Understanding (MOU) with Pioneer Corporation. The MOU establishes the framework for a manufacturing and commercial distribution agreement with Pioneer for display engine subsystems to be used in consumer, after-market and embedded automotive products. We have collaborated with Pioneer to develop a laser light source module using direct red, blue, and green laser diodes and a separate display engine subsystem which is based on our PicoP technology. Pioneer has announced that it intends to introduce a commercial in-vehicle head-up display product using the module into the consumer market in 2012.

Marketing Focus:
Pico Projector Displays

The use of mobile devices worldwide has grown significantly in the last decade and consumers' awareness and willingness to use mobile devices for data services has increased dramatically over the last few years. Applications such as email, web-browsing, downloading and playing of videos, social networking and mobile gaming are driving the demand for more capable smartphones and other mobile devices such as tablets. Typically, these devices have small screens which limit the utility and enjoyment of the content, especially in small group settings. We believe that pico projectors can free mobile device users from the limitations of a palm-sized or tablet-sized screen and provide a large screen viewing experience to increase the usefulness and enjoyment of watching movies and videos, mobile gaming, and displaying images and many other applications.

We are working with OEMs and others to produce and distribute PicoP-based products. We currently market and sell our SHOWWX™ line of accessory pico projectors, which use our PicoP display engine. The SHOWWX products are battery operated plug-and-play projectors that can project a full color, WVGA (848 X 480 pixels), DVD-quality image with vivid colors and exceptional contrast that is always in focus. The SHOWWX+ is a "Made for iPod, iPhone, and iPad" product. We also sell our PicoP display engine to OEM customers to embed into their products. Our accessory projector products and PicoP display engines are manufactured by a high volume contract manufacturer.

Vehicle Displays

We believe an automotive head-up display (HUD) improves driver safety by eliminating the driver's need to look away from the road to read information such as GPS mapping images, audio controls and other automobile instrumentation. Working independently and with Tier 1 suppliers, we have produced prototypes that demonstrate our PicoP's ability to project high-resolution images onto the windshield of an automobile, providing the driver with a variety of information related to the car's operation. We believe that an automotive HUD based on our PicoP technology offers three distinct advantages over competing head-up displays:

- Size — Our prototype display is less than half the size of current competitive offerings. This smaller form factor can accommodate a wider variety of vehicle configurations.

- Contrast Ratio — Our prototype has a contrast ratio an order of magnitude higher than current competitive offerings. The high contrast ratio allows the driver to see the display clearly day or night, in any ambient lighting conditions.
- Installation Cost — Our prototype can be electronically customized to match the unique curvature of a particular automobile's windshield, thereby reducing installation time and cost. The current competitive offerings must be manually adjusted to match the curvature of a windshield.

Working independently and with various ODMs and Tier 1 automotive suppliers, we have developed PicoP-enabled HUD prototypes and are working to market them to OEM customers. We expect that our PicoP display engine subsystem could be integrated by a Tier 1 supplier into their HUD product package for sale to automobile manufacturers or by a product integrator into an aftermarket product for direct sale to their customers for use in automobiles, specialty vehicles, trucks, buses and motor coaches.

During 2011, we worked with Pioneer Corporation to develop a light source module based on direct red, blue, and green laser diodes and display engine subsystems which would serve as the basis for an in-vehicle HUD product targeted for commercial introduction by Pioneer in 2012.

Wearable Displays

We believe our PicoP technology can be integrated with a light-weight optical design to create a full color near-eye wearable display platform. This wearable display platform could be in the form of ruggedized helmet mounted display systems or lightweight fashionable eyewear. Wearable displays could be used to provide personal viewing of information from a mobile device through a wired or wireless connection. We believe that PicoP based wearable displays could provide the following advantages over competing wearable display technologies:

- See-through performance — See-through eyewear displays enable interaction with the real world and one's personal mobile services at the same time. Unlike competing wearable displays, a see-through display does not obstruct the wearer's vision or reduce awareness of what is happening around them.
- Daylight readability — The high-brightness capability of color eyewear based on the PicoP display engine enables images to be clearly visible in brightly lit ambient environments, including direct sunlight. Current LCD-based head worn displays are difficult to see in bright light environments.
- Fashion and ergonomics — We are developing thin and lightweight optics that can be integrated with the PicoP display engine so that our OEM partners can design wearable displays that match conventional eyewear frames in size and weight and provide significantly improved ergonomics compared to competing wearable displays.

We have worked with the U.S. military and commercial customers to further develop the optical design and integration of the PicoP display engine for military applications such as helmet mounted displays and full color see-through eyewear. We plan to work with OEMs and system integrators to incorporate the PicoP display engine into integrated solutions for potential military and commercial customers.

Bar Code Scanners

We currently sell our ROV hand held bar code scanners, which use our proprietary MEMS technology, and bar code scanner enabled enterprise solutions. In the second half of 2009, we reduced our sales and marketing efforts on the bar code product and we do not expect to increase our investment in the bar code product in the future.

Go-To-Market Strategy

We are evaluating opportunities to widely market our technology using a variety of distribution channels such as establishing partnerships with OEMs and distributors. Products using our technology may carry the MicroVision brand or be branded and distributed by our OEM or distribution partners.

Certain potential applications using the PicoP display engines, such as an automotive HUD or pico projection for tablet PCs and mobile phones, require integration of our engine into other technologies. In markets requiring high volume production of the PicoP display engine components or subsystems that are to be integrated with other components, we plan to provide designs for components, subsystems and systems to OEMs under licensing agreements.

We expect that some customers will require unique designs for their products. We expect that such relationships will generally involve a period of co-development during which our customer's engineering, manufacturing and marketing teams would work with our technical staff to modify the PicoP display engine for their targeted market and application. We may charge fees to our customers to fund the costs of the engineering effort incurred on such development projects. The nature of these relationships may vary from partner to partner depending on the proposed specifications for the PicoP display engine, the product to be developed, and the customers' design, manufacturing and distribution capabilities. We believe that by limiting our own direct manufacturing investment for products, we will reduce our capital requirements and risks inherent in taking the PicoP display engine to the consumer market.

To date, the majority of our revenue from pico projection products has been generated primarily through sales of our accessory projectors through distributors and OEM customers, and to a lesser extent directly to end users through our online store. In the future, we expect a larger percentage of our revenue to come from embedded engines sold to OEMs, ODMs and other product integrators, as well as from royalties associated with licensing reference designs for components, subsystems, and systems under licensing agreements.

Human Factors, Ergonomics and Safety

We conduct ongoing research on safety factors that must be addressed by products incorporating our technology, including such issues as the maximum permissible laser exposure limits established by International Electrotechnical Commission (IEC) and others. Independent experts have concluded that laser exposure to the eye resulting from use of the light scanning displays under normal operating conditions would be below the calculated maximum permissible exposure level set by IEC. Our accessory pico projectors products are currently Class 2 laser products, which are products safe for use by consumers.

In addition, we work with and commission third party independent experts in the field of laser safety to assist in meeting safety specifications as requested by our customers.

Competitive Conditions

The information display industry is highly competitive. Our potential display products will compete with established manufacturers of mature display technologies such as miniaturized cathode ray tube and flat panel display devices, as well as companies developing new display technologies. Our competitors include companies such as Texas Instruments Incorporated, 3M, and Light Blue Optics Ltd. in the pico projection display segment and Nippon Seiki, Yazaki Corporation and Johnson Controls Incorporated in the vehicle displays segment, most of which have much greater financial, technical and other resources than we do. Many of our competitors are developing alternative miniature display technologies. Our competitors may succeed in developing information display technologies and products that could render our technology or our proposed products commercially infeasible or technologically obsolete.

Pico projectors are an emerging class of miniature projectors that are generally handheld, battery operated, mobile projectors. Most of the competing projectors currently on the market use either liquid crystal on silicon (LCOS) panel solutions or Texas Instruments' DLP™ display technology, using primarily light emitting diode light sources. Each of these solutions can create images from a small form factor of varying resolution, brightness, image quality, battery life, and ease of use.

The information display industry has been characterized by rapid and significant technological advances. Our technology and potential products may not remain competitive with such advances, and we may not have sufficient funds to invest in new technologies, products or processes. Although we believe our technology platform and proposed display products could deliver images of a substantially better quality and resolution from a smaller form factor device than those of commercially available miniaturized liquid crystal displays and cathode ray tube based display products, manufacturers of liquid crystal displays and cathode ray tubes may develop further improvements of screen display technology that could reduce or eliminate the anticipated advantages of our proposed products.

We compete with other companies in the display industry and other technologies for government funding. In general, our government customers plan to integrate our technology into larger systems. Ongoing contracts are awarded based on our past performance on government contracts, the customer's progress in integrating our technology into the customer's overall program objectives, and the status of the customer's overall program.

Intellectual Property and Proprietary Rights

We generate intellectual property from our ongoing performance on development contracts, our internal research and development activities and technology acquisitions. The inventions covered by our patent applications generally relate to component miniaturization, specific implementation of various system components and design elements to facilitate mass production. Protecting these key enabling technologies and components is a fundamental aspect of our strategy to penetrate diverse markets with unique products. As such, we intend to continue to develop our portfolio of proprietary and patented technologies at the system, component and process levels.

We believe our extensive and highly-rated patent portfolio is the largest, broadest and earliest filed laser pico projection and display portfolio and includes applications such as automotive head-up display, range finding, portable media devices, image capture and laptop applications. MicroVision's total patent count exceeds 500 issued patents, pending patents and licensed patents worldwide.

Since our inception in 1993, we have acquired under license agreements exclusive rights to various technologies, including, among others, rights related to the ability to superimpose images on the user's field of view and with a retinal display, and rights related to the design and fabrication of micro miniature devices using semiconductor fabrication techniques. In some cases, the licensors have retained limited, non-commercial rights with respect to the technology, including the right to use the technology for non-commercial research and for instructional purposes.

Our ability to compete effectively in the display and image capture market will depend, in part, on our ability to maintain the proprietary nature of these technologies.

We also rely on unpatented proprietary technology. To protect our rights in these areas, we require all employees and, where appropriate, contractors, consultants, advisors and collaborators, to enter into confidentiality and non-compete agreements. There can be no assurance, however, that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information.

Among the marks we have registered are "PicoP," "MicroHud" and the "tri-curve" logo with the United States Patent and Trademark Office. We have filed for registration of various other marks with the United States Patent and Trademark Office.

Additional Information

We perform research and development to design and develop our technology platform and modifications to the PicoP display engine that will be required for specific applications. Research and development expense for the fiscal years ended December 31, 2011, 2010, and 2009 was $15.3 million, $21.6 million, and $24.6 million, respectively. In 2011, 77% of our revenue was generated from product sales, and 6% and 17% of revenue was derived from performance on development contracts with the U.S government and commercial customers, respectively. One commercial customer accounted for 11% of our revenue in 2011. In 2010, 81% of our revenue was generated from product sales, 4% and 15% of revenue was derived from performance on development contracts with the U.S. government and commercial customers, respectively. One commercial customer accounted for 26% of total revenue in 2010. Prior to 2010, most of our revenue was generated from development contracts to develop our technology to meet customer specifications for both the U.S. government and commercial enterprises. In 2009, 43% and 31% of revenue was derived from performance on development contracts with the U.S. government and commercial customers, respectively, and the remainder from sales of bar code scanner and SHOWWX units. Two government customers accounted for 24% and 17%, respectively, of total revenue in 2009. Our contracts with the U.S. government can be terminated for convenience by the U.S. government at any time. See Management's Discussion and Analysis of Financial Condition and Results of Operations.

We had a backlog of $2.1 million at December 31, 2011 compared to a backlog of $13.7 million at December 31, 2010. The backlog at December 31, 2011 is composed of $624,000 in development contracts and orders for prototype units and evaluation kits, and $1.4 million in orders for PicoP display engines, accessory pico projectors, and ROV units. We plan to complete all of the backlog contracts within one year.

Employees

As of March 1, 2012, we had approximately 103 employees.

Further Information

MicroVision was founded in 1993 as a Washington corporation and reincorporated in 2003 under the laws of the State of Delaware. Our principal office is located at 6222 185th Avenue NE, Redmond WA 98052 and our telephone number is 425-936-6847.

Our Internet address is www.microvision.com. We make available free of charge our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Investors can access this material by visiting our website, clicking on "Investors" and then on "SEC Filings."

ITEM 1A. RISK FACTORS

Risk Factors Relating to the MicroVision Business

We have a history of operating losses and expect to incur significant losses in the future.

We have had substantial losses since our inception. We cannot assure you that we will ever become or remain profitable.

- As of December 31, 2011, we had an accumulated deficit of $414.8 million.
- We incurred consolidated net losses of $292.0 million from inception through 2008, $39.5 million in 2009, $47.5 million in 2010, and $35.8 million in 2011.

The likelihood of our success must be considered in light of the expenses, difficulties and delays frequently encountered by companies formed to develop and market new technologies. In particular, our operations to date have focused primarily on research and development of our technology platform and development of demonstration units. We are unable to accurately estimate future revenues and operating expenses based upon historical performance.

We cannot be certain that we will succeed in obtaining additional development contracts or that we will be able to obtain substantial customer orders for our products. In light of these factors, we expect to continue to incur substantial losses and negative cash flow at least through 2012 and likely thereafter. We cannot be certain that we will achieve positive cash flow at any time in the future.

We will require additional capital to fund our operations and to implement our business plan. If we do not obtain additional capital, we may be required to curtail our operations substantially. Raising additional capital may dilute the value of current shareholders' shares.

Based on our current operating plan, we anticipate that we have sufficient cash and cash equivalents to fund our operations through June 2012. We will require additional cash to fund our operating plan past that time. We are introducing new products into an emerging market which creates significant uncertainty about our ability to accurately project revenue, costs and cash flows. If the level of sales anticipated by our financial plan is not achieved or our working capital requirements are higher than planned, we will need to raise additional cash sooner or take actions to reduce operating expenses. We plan to obtain additional cash through the issuance of equity or debt securities.

Our capital requirements will depend on many factors, including, but not limited to, payment terms with suppliers and the rate at which we can, directly or through arrangements with original equipment manufacturers, introduce products incorporating the PicoP display engine and image capture technologies and the market acceptance and competitive position of such products. If revenues are less than we anticipate, if the mix of revenues varies from anticipated amounts or if expenses exceed the amounts budgeted, we may require additional capital earlier than expected to fund our operations. In addition, our operating plan provides for the development of strategic relationships with systems and equipment manufacturers that may require additional investments by us.

Additional capital may not be available to us, or if available, on terms acceptable to us or on a timely basis. Raising additional capital may involve issuing securities with rights and preferences that are senior to our common stock and may dilute the value of current shareholders' shares. If adequate funds are not available on a timely basis we intend to consider limiting our operations substantially to extend out funds as we pursue other financing opportunities and business relationships. This limitation of operations could include reducing our planned investment in working capital to fund growth and delaying development projects resulting in reductions in staff and operating costs as well as reductions in capital expenditures and investment in research and development.

If we cannot manufacture products at competitive prices, our financial results will be adversely affected.

We are currently negotiating component pricing with suppliers for our current and future products. The cost per unit for PicoP-based accessory projectors currently exceeds the level at which we could expect to profitably sell these products. If we cannot lower our cost of production, we may face increased demands on our financial resources, possibly requiring additional equity and/or debt financing to sustain our business operations.

We are dependent on third parties in order to develop, manufacture, sell and market our products.

Our strategy for commercializing our technology and products incorporating the PicoP display engine includes entering into cooperative development, manufacturing, sales and marketing arrangements with corporate partners, original equipment manufacturers and other third parties. We cannot be certain that we will be able to negotiate arrangements on acceptable terms, if at all, or that these arrangements will be successful in yielding commercially viable products. If we cannot establish these arrangements, we would require additional capital to undertake such activities on our own and would require extensive manufacturing, sales and marketing expertise that we do not currently possess and that may be difficult to obtain. In addition, we could encounter significant delays in introducing the PicoP display engine or find that the development, manufacture or sale of products incorporating the PicoP display engine would not be feasible. To the extent that we enter into cooperative development, sales and marketing or other joint venture arrangements, our revenues will depend upon the performance of third parties. We cannot be certain that any such arrangements will be successful.

We cannot be certain that our technology platform or products incorporating our PicoP display engine will achieve market acceptance. If products incorporating the PicoP display engine do not achieve market acceptance, our revenues may not grow.

Our success will depend in part on customer acceptance of the PicoP display engine. The PicoP display engine may not be accepted by manufacturers who use display technologies in their products, by systems integrators who incorporate our products into their products or by end users of these products. To be accepted, the PicoP display engine must meet the expectations of our potential customers in the consumer, defense, industrial, and medical markets. If our technology fails to achieve market acceptance, we may not be able to continue to develop our technology platform.

Our planned future products are dependent on advances in technology by other companies.

We rely on and will continue to rely on technologies, such as light sources, MEMS and optical components that are developed and produced by other companies. The commercial success of certain of our planned future products will depend in part on advances in these and other technologies by other companies. We may, from time to time, contract with and support companies developing key technologies in order to accelerate the development of them for our specific uses. There are no guarantees that such activities will result in useful technologies or components for us.

We are dependent on a small number of customers for our revenue. Our quarterly performance may vary substantially and this variance, as well as general market conditions, may cause our stock price to fluctuate greatly and potentially expose us to litigation.

Since 2010, most of our revenues have been generated from product sales to a limited number of customers and distribution partners. Our quarterly operating results may vary significantly based on:

- commercial acceptance of our PicoP-based products;
- the rate at which our distributors can achieve sell through of our products;
- changes in evaluations and recommendations by any securities analysts following our stock or our industry generally;
- announcements by other companies in our industry;
- changes in business or regulatory conditions;
- announcements or implementation by our competitors of technological innovations or new products;
- the status of particular development programs and the timing of performance under specific development agreements;
- economic and stock market conditions; or
- other factors unrelated to our company or industry.

In one or more future quarters, our results of operations may fall below the expectations of securities analysts and investors and the trading price of our common stock may decline as a consequence. In addition, following periods of volatility in the market price of a company's securities, shareholders often have instituted securities class action litigation against that company. If we become involved in a class action suit, it could divert the attention of management, and, if adversely determined, could require us to pay substantial damages.

We or our customers may fail to perform under open orders, which could adversely affect our operating results and cash flows.

Our backlog of open orders totaled $2.1 million as of December 31, 2011. We may be unable to meet the performance requirements, including performance specifications or delivery dates, required by such purchase orders. Further, our customers may be unable or unwilling to perform their obligations there under on a timely basis or at all if, among other reasons, our products and technologies do not achieve market acceptance, our customers' products and technologies do not achieve market acceptance or our customers otherwise fail to achieve their operating goals. To the extent we are unable to perform under such purchase orders or to the extent customers are unable or unwilling to perform, our operating results and cash flows could be adversely affected.

It may become more difficult to sell our stock in the public market.

Our common stock is listed for quotation on The NASDAQ Global Market. To keep our listing on this market, we must meet NASDAQ's listing maintenance standards. If we are unable to continue to meet NASDAQ's listing maintenance standards, our common stock could be delisted from The NASDAQ Global Market. If our common stock were delisted, we likely would seek to list the common stock on the NASDAQ Capital Market, the American Stock Exchange or on a regional stock exchange. Listing on such other market or exchange could reduce the liquidity of our common stock. If our common stock were not listed on the NASDAQ Capital Market or an exchange, trading of our common stock would be conducted in the over-the-counter market on an electronic bulletin board established for unlisted securities or directly through market makers in our common stock. If our common stock were to trade in the over-the-counter market, an investor would find it more difficult to dispose of, or to obtain accurate quotations for the price of, the common stock. A delisting from The NASDAQ Global Market and failure to obtain listing on such other market or exchange would subject our securities to so-called penny stock rules that impose additional sales practice and market-making requirements on broker-dealers who sell or make a market in such securities. Consequently, removal from The NASDAQ Global Market and failure to obtain listing on another market or exchange could affect the ability or willingness of broker-dealers to sell or make a market in our common stock and the ability of purchasers of our common stock to sell their securities in the secondary market. In addition, when the market price of our common stock is less than $5.00 per share, we become subject to penny stock rules even if our common stock is still listed on The NASDAQ Global Market. While the penny stock rules should not affect the quotation of our common stock on The NASDAQ Global Market, these rules may further limit the market liquidity of our common stock and the ability of investors to sell our common stock in the secondary market. The market price of our stock has mostly traded below $5.00 per share during 2011, 2010, and 2009. On March 1, 2012, the closing price of our stock was $3.02.

Our lack of financial and technical resources relative to our competitors may limit our revenues, potential profits, overall market share or value.

Our current products and potential future products will compete with established manufacturers of existing products and companies developing new technologies. Many of our competitors have substantially greater financial, technical and other resources than we have. Because of their greater resources, our competitors may develop products or technologies that are superior to our own. The introduction of superior competing products or technologies could result in reduced revenues, lower margins or loss of market share, any of which could reduce the value of our business.

We may not be able to keep up with rapid technological change and our financial results may suffer.

The information display industry has been characterized by rapidly changing technology, accelerated product obsolescence and continuously evolving industry standards. Our success will depend upon our ability to further develop our technology platform and to cost effectively introduce new products and features in a timely manner to meet evolving customer requirements and compete with competitors' product advances.

We may not succeed in these efforts because of:

- delays in product development;
- lack of market acceptance for our products; or
- lack of funds to invest in product development and marketing.

The occurrence of any of the above factors could result in decreased revenues, market share and value.

We could face lawsuits related to our use of the PicoP display engine or other technologies. Defending these suits would be costly and time consuming. An adverse outcome in any such matter could limit our ability to commercialize our technology and products, reduce our revenues and increase our operating expenses.

We are aware of several patents held by third parties that relate to certain aspects of light scanning displays and image capture products. These patents could be used as a basis to challenge the validity, limit the scope or limit our ability to obtain additional or broader patent rights of our patents or patents we have licensed. A successful challenge to the validity of our patents or patents we have licensed could limit our ability to commercialize our technology and the PicoP display engine and, consequently, materially reduce our revenues. Moreover, we cannot be certain that patent holders or other third parties will not claim infringement by us with respect to current and future technology. Because U.S. patent applications are held and examined in secrecy, it is also possible that presently pending U.S. applications will eventually be issued with claims that will be infringed by our products or our technology. The defense and prosecution of a patent suit would be costly and time consuming, even if the outcome were ultimately favorable to us. An adverse outcome in the defense of a patent suit could subject us to significant costs, to require others and us to cease selling products that incorporate the PicoP display engine, to cease licensing our technology or to require disputed rights to be licensed from third parties. Such licenses, if available, would increase our operating expenses. Moreover, if claims of infringement are asserted against our future co-development partners or customers, those partners or customers may seek indemnification from us for damages or expenses they incur.

If we fail to manage expansion effectively, our revenue and expenses could be adversely affected.

Our ability to successfully offer products and implement our business plan in a rapidly evolving market requires an effective planning and management process. The growth in business and relationships with customers and other third parties has placed, and will continue to place, a significant strain on our management systems and resources. We will need to continue to improve our financial and managerial controls, reporting systems and procedures and will need to continue to train and manage our work force.

Our products may be subject to future health and safety regulations that could increase our development and production costs.

Products incorporating the PicoP display engine could become subject to new health and safety regulations that would reduce our ability to commercialize the PicoP display engine. Compliance with any such new regulations would likely increase our cost to develop and produce products using the PicoP display engine and adversely affect our financial results.

Our dependence on sales to distributors increases the risks of managing our supply chain and may result in excess inventory or inventory shortages.

We expect the majority of our distributor relationships for our accessory pico projector and its accessories to involve the distributor taking inventory positions and reselling to multiple customers. With these distributor relationships, we would not recognize revenue until the distributors sell the product through to their end user customers. Our distributor relationships may reduce our ability to forecast sales and increases risks to our business. Since our distributors would act as intermediaries between us and the end user customers, we would be required to rely on our distributors to accurately report inventory levels and production forecasts. This may require us to manage a more complex supply chain and monitor the financial condition and credit worthiness of our distributors and the end user customers. Our failure to manage one or more of these risks could result in excess inventory or shortages that could adversely impact our operating results and financial condition.

Our future growth will suffer if we do not achieve sufficient market acceptance of our products to compete effectively.

Our success depends, in part, on our ability to gain acceptance of our current and future products by a large number of customers. Achieving market acceptance for our products will require marketing efforts and the expenditure of financial and other resources to create product awareness and demand by potential customers. We may be unable to offer products consistently, or at all, that compete effectively with products of others on the basis of price or performance. Failure to achieve broad acceptance of our products by potential customers and to effectively compete would have a material adverse effect on our operating results.

Our operating results may be adversely impacted by worldwide political and economic uncertainties and specific conditions in the markets we address.

In the recent past, general worldwide economic conditions have experienced a downturn due to slower economic activity, concerns about inflation, increased energy costs, decreased consumer confidence, reduced corporate profits and capital spending, and adverse business conditions. Any continuation or worsening of the current global economic and financial conditions could materially adversely affect (i) our ability to raise, or the cost of, needed capital, (ii) demand for our current and future products and (iii) our ability to commercialize products. We cannot predict the timing, strength, or duration of any economic slowdown or subsequent economic recovery, worldwide, or in the display industry.

Because we plan to continue using foreign contract manufacturers, our operating results could be harmed by economic, political, regulatory and other factors in foreign countries.

We currently use a contract manufacturer in Asia to manufacture our accessory pico projector product, and we plan to use foreign manufacturers to manufacture future products, where appropriate. These international operations are subject to inherent risks, which may adversely affect us, including:

- political and economic instability;
- high levels of inflation, historically the case in a number of countries in Asia;
- burdens and costs of compliance with a variety of foreign laws;
- foreign taxes;
- changes in tariff rates or other trade and monetary policies; and
- changes or volatility in currency exchange rates.

If we have to qualify a new contract manufacturer or foundry for our products, we may experience delays that result in lost revenues and damaged customer relationships.

We rely on single suppliers to manufacture our PicoP display engine, our SHOWWX products and our MEMS chips in wafer form. The lead time required to establish a relationship with a new contract manufacturer or foundry is long, and it takes time to adapt a product's design to a particular manufacturer's processes. Accordingly, there is no readily available alternative source of supply for these products and components in high volumes. This could cause significant delays in shipping products if we have to change our source of supply and manufacture quickly, which may result in lost revenues and damaged customer relationships.

If we experience delays or failures in developing commercially viable products, we may have lower revenues.

We have begun sales of units incorporating the PicoP display engine. However, we must undertake additional research, development and testing before we are able to develop additional products for commercial sale. Product development delays by us or our potential product development partners, or the inability to enter into relationships with these partners, may delay or prevent us from introducing products for commercial sale. We intend to rely on third-party developments or to contract with other companies to continue development of green laser devices we will need for our products.

Our success will depend, in part, on our ability to secure significant third-party manufacturing resources.

We are developing our capability to manufacture products in commercial quantities. Our success depends, in part, on our ability to provide our components and future products in commercial quantities at competitive prices. Accordingly, we will be required to obtain access, through business partners or contract manufacturers, to manufacturing capacity and processes for the commercial production of our expected future products. We cannot be certain that we will successfully obtain access to sufficient manufacturing resources. Future manufacturing limitations of our suppliers could result in a limitation on the number of products incorporating our technology that we are able to produce.

If our licensors and we are unable to obtain effective intellectual property protection for our products and technology, we may be unable to compete with other companies.

Intellectual property protection for our products is important and uncertain. If we do not obtain effective intellectual property protection for our products, processes and technology, we may be subject to increased competition. Our commercial success will depend in part on our ability and the ability of our licensors to maintain the proprietary nature of the PicoP display and other key technologies by securing valid and enforceable patents and effectively maintaining unpatented technology as trade secrets. We try to protect our proprietary technology by seeking to obtain United States and foreign patents in our name, or licenses to third-party patents, related to proprietary technology, inventions, and improvements that may be important to the development of our business. However, our patent position and the patent position of our licensors involve complex legal and factual questions. The standards that the United States Patent and Trademark Office and its foreign counterparts use to grant patents are not always applied predictably or uniformly and can change. Additionally, the scope of patents are subject to interpretation by courts and their validity can be subject to challenges and defenses, including challenges and defenses based on the existence of prior art. Consequently, we cannot be certain as to the extent to which we will be able to obtain patents for our new products and technology or the extent to which the patents that we already own or license from others protect our products and technology. Reduction in scope of protection or invalidation of our licensed or owned patents, or our inability to obtain new patents, may enable other companies to develop products that compete with ours on the basis of the same or similar technology.

We also rely on the law of trade secrets to protect unpatented know-how and technology to maintain our competitive position. We try to protect this know-how and technology by limiting access to the trade secrets to those of our employees, contractors and partners with a need to know such information and by entering into confidentiality agreements with parties that have access to it, such as our employees, consultants and business partners. Any of these parties could breach the agreements and disclose our trade secrets or confidential information, or our competitors might learn of the information in some other way. If any trade secret not protected by a patent were to be disclosed to or independently developed by a competitor, our competitive position could be materially harmed.

We could be exposed to significant product liability claims that could be time-consuming and costly, divert management attention and adversely affect our ability to obtain and maintain insurance coverage.

We may be subject to product liability claims if any of our product applications are alleged to be defective or cause harmful effects. For example, because some of our PicoP displays are designed to scan a low power beam of colored light into the user's eye, the testing, manufacture, marketing and sale of these products involve an inherent risk that product liability claims will be asserted against us. Product liability claims or other claims related to our products, regardless of their outcome, could require us to spend significant time and money in litigation, divert management time and attention, require us to pay significant damages, harm our reputation or hinder acceptance of our products. Any successful product liability claim may prevent us from obtaining adequate product liability insurance in the future on commercially desirable or reasonable terms. An inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of our products.

Our development agreements have long sales cycles, which make it difficult to plan our expenses and forecast our revenues.

Our development agreements have lengthy sales cycles that involve numerous steps including determination of a product application, exploring the technical feasibility of a proposed product, evaluating the costs of manufacturing a product and manufacturing or contracting out the manufacturing of the product. Our long sales cycle, which can last several years, makes it difficult to predict the quarter in which contract signing and revenue recognition will occur. Delays in entering into development agreements could cause significant variability in our revenues and operating results for any particular quarterly period.

Our development contracts may not lead to products that will be profitable.

Our development contracts, including without limitation those discussed in this document, are exploratory in nature and are intended to develop new types of products for new applications. These efforts may prove unsuccessful and these relationships may not result in the development of products that will be profitable.

If we lose our rights under our third-party technology licenses, our operations could be adversely affected.

Our business depends in part on technology rights licensed from third parties. We could lose our exclusivity or other rights to use the technology under our licenses if we fail to comply with the terms and performance requirements of the licenses. In addition, certain licensors may terminate a license upon our breach and have the right to consent to sublicense arrangements. If we were to lose our rights under any of these licenses, or if we were unable to obtain required consents to future sublicenses, we could lose a competitive advantage in the market, and may even lose the ability to commercialize certain products completely. Either of these results could substantially decrease our revenues.

Loss of any of our key personnel could have a negative effect on the operation of our business.

Our success depends on our executive officers and other key personnel and on the ability to attract and retain qualified new personnel. Achievement of our business objectives will require substantial additional expertise in the areas of sales and marketing, research and product development and manufacturing. Competition for qualified personnel in these fields is intense, and the inability to attract and retain additional highly skilled personnel, or the loss of key personnel, could reduce our revenues and adversely affect our business.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None

ITEM 2. PROPERTIES

We currently lease approximately 67,000 square feet of combined use office, laboratory and manufacturing space at our headquarters facility in Redmond, Washington. The 90 month lease expires in 2013.

ITEM 3. LEGAL PROCEEDINGS

We are subject to various claims and pending or threatened lawsuits in the normal course of business. We are not currently party to any other legal proceedings that we believe are reasonably possible to have a material adverse effect on our financial position, results of operations or cash flows.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 4A. EXECUTIVE OFFICERS OF THE REGISTRANT

Executive officers are appointed by our Board of Directors and hold office until their successors are elected and duly qualified. Mr. Tokman also serves as a director of MicroVision. The following persons serve as executive officers of MicroVision:

Alexander Tokman, age 50, has served as President, Chief Executive Officer and a director of MicroVision since January 2006. Mr. Tokman served as MicroVision's President and Chief Operating Officer from July 2005 to January 2006. Mr. Tokman, a former GE executive, joined MicroVision after a 10-year tenure at GE Healthcare, a subsidiary of General Electric, where he led several global businesses, most recently as General Manager of its Global Molecular Imaging and Radiopharmacy multi-technology business unit from 2003 to 2005. Prior to that, between 1995 and 2003, Mr. Tokman served in various cross-functional and cross-business leadership roles at GE where he led the definition and commercialization of several medical modalities product segments including PET/CT, which added over $500 million of revenue growth to the company within the first three years of its commercial introduction. Mr. Tokman is a certified Six Sigma and Design for Six Sigma (DFSS) Black Belt and Master Black Belt and as one of GE's Six Sigma pioneers, he drove the quality culture change across GE Healthcare in the late 1990s. From November 1989 to March 1995 Mr. Tokman served as new technologies programs lead and a head of I&RD office at Tracor Applied Sciences a subsidiary of then Tracor, Inc. Mr. Tokman has both an M.S. and B.S. in Electrical Engineering from the University of Massachusetts, Dartmouth.

Paul Patterson, age 49, joined MicroVision in August 2011 as Vice President of Business Development, Strategic Marketing and Sales. Prior to joining MicroVision, he was Managing Director of Kohritsu USA, an organization globally supporting and managing market adoption of technology innovation for multi-national corporations. He was previously the General Manager for Epson, Japan, responsible for bringing emerging technologies to market. Mr. Patterson also serves as an advisor to several startup companies including Phoenix Venture Partners, TRED Displays, BitAnimate, Jyrate, Electromaterials and Inpria. Mr. Patterson brings to MicroVision considerable experience in emerging technology business development, with a particular emphasis on display technology, semiconductors, biotech, nanotech, optical data communications and RFID. His experience includes management, strategic alliances, business development, research and development, operations and project management. Mr. Patterson is a frequent speaker at global emerging technology and business conferences and author of "Beyond The Beaker: How to Achieve Market Adoption for Emerging Technologies" (2009). He earned his B.S. in Mechanical Engineering from Oregon State University, completed the Stanford-Singapore University Executive Program in International Business Management and London Stock Exchange Program in Corporate Valuations (Mergers and Acquisitions).

Thomas M. Walker, age 47, joined MicroVision in May 2002 and serves as Vice President, General Counsel and Secretary. Prior to joining MicroVision, Mr. Walker served as Senior Vice President, General Counsel and Secretary of Advanced Radio Telecom Corp., a publicly held technology and services company where he managed domestic and international legal affairs from April 1996 to April 2002. Prior to that, Mr. Walker advised publicly and privately held businesses while practicing in the Los Angeles offices of the law firms of Pillsbury Winthrop and Buchalter, Nemer Fields and Younger. Mr. Walker holds a B.A. from Claremont McKenna College and a J.D. from the University of Oregon.

Jeff T. Wilson, age 51, has served as Chief Financial Officer since April 2006, Principal Financial Officer since January 2006 and Principal Accounting Officer of MicroVision since August 1999. Mr. Wilson served as Vice President, Accounting of MicroVision from April 2002 to April 2006 and as Director of Accounting of MicroVision from August 1999 to March 2002. Prior to joining MicroVision, from 1991 to 1999, Mr. Wilson served in various accounting positions for Siemens Medical Systems, Inc., a developer and manufacturer of medical imaging equipment. Prior to 1991, Mr. Wilson served as a manager with the accounting firm PricewaterhouseCoopers LLP. Mr. Wilson is a Certified Public Accountant. Mr. Wilson holds a B.S. in Accounting from Oklahoma State University.

Annual Report

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock began trading publicly on August 27, 1996. Our common stock trades on The NASDAQ Global Market under the symbol "MVIS." We have never declared or paid cash dividends on our common stock. We currently anticipate that we will retain all future earnings to fund the operations of our business and do not anticipate paying dividends on the common stock in the foreseeable future.

A 1:8 reverse stock split became effective on February 17, 2012. All of the per share prices shown in the table below have been adjusted to reflect the effect of this reverse split.

As of March 1, 2012, there were approximately 344 holders of record of 17,019,000 shares of common stock outstanding.

The high and low sales prices of our common stock for each full quarterly period in the last two fiscal years and the year to date as reported by The NASDAQ Global Market, as adjusted for the reverse stock split, are as follows:

	Common Stock	
Quarter Ended	**HIGH**	**LOW**
2010		
March 31, 2010	$29.04	$15.36
June 30, 2010	29.52	19.36
September 30, 2010	24.88	16.64
December 31, 2010	18.00	10.24
2011		
March 31, 2011	$19.36	$ 9.68
June 30, 2011	13.76	8.16
September 30, 2011	11.04	5.28
December 31, 2011	6.80	2.72
2012		
January 1, 2012 to March 1, 2012	$ 5.36	$ 2.49

ITEM 6. SELECTED FINANCIAL DATA

A summary of selected financial data as of and for the five years ended December 31, 2011 is set forth below. It should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this Form 10-K. A 1:8 reverse stock split of MicroVision's common stock became effective on February 17, 2012. All of the share and per share amounts discussed and shown in the statements and tables below have been adjusted to reflect the effect of this reverse split.

	YEARS ENDED DECEMBER 31,				
	2011	2010	2009	2008	2007
	(in thousands, except per share data)				
Statement of Operations Data:					
Revenue	$ 5,617	$ 4,740	$ 3,833	$ 6,611	$ 10,484
Net loss available for common shareholders	(35,808)	(47,460)	(39,529)	(32,620)	(19,787)
Basic and diluted net loss per share	(2.57)	(4.17)	(4.29)	(4.23)	(3.17)
Weighted average shares outstanding basic and diluted	13,919	11,379	9,220	7,705	6,245
Balance Sheet Data:					
Cash and cash equivalents	$ 13,075	$ 19,413	$ 43,025	$ 25,533	$ 13,399
Investments available-for-sale	8	13	2,710	2,705	22,411
Working capital	5,913	15,618	38,221	24,347	30,043
Total assets	23,870	35,233	53,536	36,964	45,298
Long-term liabilities	326	1,394	1,471	1,776	2,201
Total shareholders' equity (deficit)	10,802	21,833	41,891	27,651	33,061

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are developing high-resolution miniature laser display and imaging engines based upon our proprietary PicoP® display engine technology. Our PicoP technology utilizes our widely patented expertise in two dimensional Micro-Electrical Mechanical Systems (MEMS), lasers, optics and electronics to create a high quality video or still image from a small form factor device with lower power needs than conventional display technologies. Our strategy is to develop and supply PicoP display engines to original equipment manufacturers (OEMs) that would embed them into a variety of consumer, automotive, enterprise and industrial products. In markets requiring high volume production of the PicoP display engine components or subsystems that are to be integrated with other components, we plan to provide designs for components, subsystems and systems to OEMs under licensing agreements.

The primary objective for consumer applications is to provide users of mobile consumer devices such as smartphones, media players, tablet PCs and other consumer electronics products with a large screen viewing experience produced by a small embedded projector. These potential products would allow users to watch movies and videos, play video games, and display images and other data onto a variety of surfaces, freeing users from the limitations of a small, palm-sized screen. The PicoP could be further modified to be embedded into a pair of glasses to provide the mobile user with a see-through or occluded personal display to view movies, play games or access other content.

The PicoP with some modification could be embedded into a vehicle or integrated into a portable standalone aftermarket device to create a high-resolution head-up display (HUD) that could project point-by-point navigation, critical operational, safety and other information important to the vehicle operator.

The enterprise products employing our technology would allow users in field-based professions such as service repair or sales to view and share information such as schematics for equipment repair and sales data and orders within CRM applications on a larger, more user-friendly interface. We also see potential for embedding the PicoP laser display engine in industrial products where our displays could be used for 3D measuring and digital signage, enhancing the overall user experience of these applications.

We currently market and sell our SHOWWX™ line of accessory pico projectors, which use our PicoP display engine through a network of global distributors. We continue to enter into a limited number of development agreements with commercial and U.S. government customers to develop advanced prototypes and demonstration units based on our light scanning technologies.

We have incurred substantial losses since inception and expect to incur a substantial loss during the fiscal year ending December 31, 2012.

Key Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. We evaluate our estimates on an on-going basis. We base our estimates on historical experience, terms of existing contracts, our evaluation of trends in the display and image capture industries, information provided by our current and prospective customers and strategic partners, information available from other outside sources, and on various other assumptions we believe to be reasonable under the circumstances. The results form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following key accounting policies require more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition. Our product sales generally include acceptance provisions. We recognize product revenue upon acceptance of the product by the customer or expiration of the contractual acceptance period, after which there are no rights of return. We have entered into agreements with resellers and distributors, as well as selling directly to the public. Sales made to resellers and distributors are recognized using either the sell-through method or upon expiration of the contractually agreed-upon acceptance period, depending on our ability to reasonably estimate returns. Some of the agreements with resellers and distributors contain price-protection clauses, and revenue is recognized net of these amounts. Sales made directly to the public are recognized either upon expiration of the contractual acceptance period after which there are no rights of return, or net of estimated returns and allowances. Provisions are made for warranties at the time revenue is recorded. Our quarterly revenue may vary substantially due to the timing of product orders from customers, production constraints and availability of components and raw materials.

We recognize contract revenue as work progresses on long-term, cost plus fixed fee, and fixed price contracts using the percentage-of-completion method, which relies on estimates of total expected contract revenue and costs. We have developed processes that allow us to make reasonable estimates of the cost to complete a contract. When we begin work on the contract and at the end of each accounting period, we estimate the labor, material and other costs required to complete the contract using information provided by our technical team, project managers, vendors, outside consultants and others and compare these to costs incurred to date. Since our contracts generally require some level of technology development to complete, the actual cost required to complete a contract can vary from our estimates. Recognized revenues are subject to revisions as actual cost becomes certain. Revisions in revenue estimates are reflected in the period in which the facts that give rise to the revision become known. Historically, we have made only immaterial revisions in the estimates to complete the contract at each reporting period. In the future, revisions in these estimates could significantly impact recognized revenue in any one reporting period. If the U.S. government cancels a contract, we would receive payment for work performed and costs committed to prior to the cancellation. We recognize contract revenue on the sale of prototype units and evaluation kits upon acceptance of the deliverables by the customer or expiration of the contractual acceptance period, after which there are no rights of return.

Cost of Revenue. Cost of revenue includes both the direct and allocated indirect costs of performing on development contracts and producing prototype units, evaluation kits, SHOWWX and ROV units. Direct costs include labor, materials and other costs incurred directly in performing on a contract or producing prototype units, evaluation kits, and accessory pico projector products. Indirect costs include labor and other costs associated with operating our research and development department and building our manufacturing and technical capabilities and capacity. Our overhead, which includes the costs of procuring, inspecting and storing material, and facility and depreciation costs, is allocated to inventory, cost of product revenue, cost of contract revenue, and research and development expense based on the proportion of direct material purchased for the respective activity.

Losses on Uncompleted Contracts. We establish an allowance for estimated losses if the estimated cost to complete a contract exceeds the remaining contract value. The entire estimated loss is recorded in the period in which the loss is first determined. We determine the estimated cost to complete a contract through a detailed review of the work to be completed, the resources available to complete the work and the technical difficulty of the remaining work. If the revised estimated cost to complete the contract is higher than the total contract revenue, the entire contract loss is recognized. The actual cost to complete a contract can vary significantly from the estimated cost, due to a variety of factors including availability of technical staff, availability of materials and technical difficulties that arise during a project. Most of our development contracts are cost plus fixed fee type contracts. Under these types of contracts, we are not required to spend more than the contract value to complete the contracted work.

Allowance for uncollectible receivables. We maintain allowances for uncollectible receivables, including accounts receivable, cost and estimated earnings in excess of billings on uncompleted contracts and receivables from related parties. We review several factors in determining the allowances including the customer's and related party's past payment history and financial condition. If the financial condition of our customers or the related parties with whom we have receivables were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances could be required.

Intangible Assets. Our intangible assets consist entirely of purchased patents. The patents are amortized using the straight-line method over their estimated period of benefit, ranging from one to 17 years. We evaluate the recoverability of intangible assets periodically by taking into account events or circumstances that may warrant revised estimates of useful lives or that indicate the asset may be impaired.

Inventory. We value inventory at the lower of cost or market with cost determined on a net-realizable value basis. We make significant judgments and estimates to value our inventory and make adjustments to its carrying value. We review several factors in determining the market value of our inventory including evaluating the replacement cost of the raw materials, the net realizable value of the finished goods, and the likelihood of obsolescence. If we do not achieve our targeted sales prices, if market conditions for our components or products were to decline or if we do not achieve our sales forecast, additional reductions in the carrying value of the inventory would be required.

Employee Share-Based Compensation. We issue share-based compensation to employees in the form of options exercisable into our common stock and restricted or unrestricted shares of our common stock. We account for equity instruments issued to employees using the straight-line attribution method of allocating the fair value of share-based compensation expense over the requisite service period of the related award. The value of restricted or unrestricted shares is determined using the fair value method, which is based on the number of shares granted and the closing price of our common stock on the NASDAQ Global Market on the date of grant. The value of options is determined using the Black-Scholes option pricing model with estimates of option lives, stock price volatilities and interest rates, then expensed over the periods of service allowing for pre-vest forfeitures. This widely accepted method results in reasonable option values and interperiod expense allocation, and comparability across companies. Changes in the estimated inputs or using other option valuation methods could result in materially different option values and share-based compensation expense.

The key accounting policies described above are not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles, with no need for us to apply judgment or make estimates. There are also areas in which our judgment in selecting any available alternative would not produce a materially different result to our consolidated financial statements. Additional information about our accounting policies, and other disclosures required by generally accepted accounting principles, are set forth in the notes to our consolidated financial statements.

Inflation has not had a material impact on our revenues, or income from continuing operations over the three most recent fiscal years.

Results of Operations

YEAR ENDED DECEMBER 31, 2011 COMPARED TO YEAR ENDED DECEMBER 31, 2010

Product Revenue.

(in thousands)	2011	% of product revenue	2010	% of product revenue	$ change	% change
Pico projector revenue	$4,098	94.5	$3,469	90.1	$ 629	18.1
Bar code revenue	240	5.5	381	9.9	(141)	(37.0)
Total product revenue	$4,338		$3,850		$ 488	12.7

Pico projector revenue includes the sales of our SHOWWX™ line of accessory pico projectors and related accessories, and PicoP engines. Pico projector revenue was higher for the year ended December 31, 2011 than the same period in 2010, as a result of increased sales of our PicoP engines compared to the prior year and a one-time sale of our pico projectors to one customer.

Bar code revenue was lower for the year ended December 31, 2011 compared to the same period in 2010, due to our decision to stop marketing our bar code product during 2009 and focus on commercializing the PicoP technology. We do not expect to increase our investment in the bar code product in the future.

Our quarterly revenue may vary substantially due to the timing of product orders from customers, production constraints and availability of components and raw materials.

The backlog of product orders at December 31, 2011 was approximately $1.4 million, compared to $12.7 million at December 31, 2010. Product backlog is scheduled for delivery within one year. In September 2011, we received orders of $3.5 million from ESPlus for embedded display engines, the majority of which were scheduled for delivery in the fourth quarter of 2011. During the fourth quarter of 2011, ESPlus determined that it needed additional time to mature the commercial readiness of its media player product and elected to defer PicoP engine shipments into 2012. As a result, we have removed orders of $2.8 million from this customer from our product backlog as of December 31, 2011. We are working with ESPlus to determine a new delivery schedule.

Contract Revenue.

(in thousands)	2011	% of contract revenue	2010	% of contract revenue	$ change	% change
Government revenue	$ 345	27.0	$201	22.6	$144	71.6
Commercial revenue	934	73.0	689	77.4	245	35.6
Total contract revenue	$1,279		$890		$389	43.7

Contract revenue from government and commercial contracts was higher during 2011 than in 2010 due to increased activity on new and existing government and commercial contracts compared to the previous year.

Our backlog of development contracts, including orders for prototype units and evaluation kits, at December 31, 2011 was $622,000 in government contracts and $2,000 in commercial contracts compared to $868,000 in government contracts and $81,000 in commercial contracts at December 31, 2010. We plan to complete the entire contract backlog within one year.

Cost of Product Revenue.

(in thousands)	2011	% of product revenue	2010	% of product revenue	$ change	% change
Cost of product revenue	$11,640	268.3	$15,779	409.8	$(4,139)	(26.2)

Our costs to produce accessory pico projector units during 2011 were substantially higher than product revenue. Cost of product revenue includes the direct and allocated indirect cost of manufacturing products sold to customers. Direct costs include labor, materials and other costs incurred directly in the manufacture of these products. Indirect costs include labor and other costs associated with operating our manufacturing capabilities and capacity. In the event that we maintain production capacity in excess of production requirements, cost of product revenue may also include manufacturing overhead associated with the excess capacity.

Cost of product revenue for 2011 and 2010 included write downs of $1.6 million and $9.6 million, respectively, for inventory in stock at the end of the year. The write downs were primarily for lower of cost or market adjustments to our inventory value to reflect the then current estimated selling price for our inventory, as well as a reserve adjustment for materials which we expect would become obsolete as we introduced new products. The decrease in cost of product revenue for 2011, compared to 2010, was primarily attributed to decreased inventory write downs compared to the prior year. During 2011, we sold inventory which had been previously written down to the lower of cost or market. Accordingly, cost of product revenue for 2011 did not include approximately $1.7 million of previously recognized write downs associated with this inventory. During 2011, we recognized approximately $850,000 of warranty expense primarily associated with our PicoP display engine. Warranty expense in 2010 was not material.

During 2011, we expensed approximately $1.3 million of manufacturing overhead associated with production capacity in excess of production requirements. We did not expense any overhead associated with excess capacity during 2010. We classified overhead cost allocated to the accessory pico projector as research and development expense until February 2010, when we determined that the product's design and production processes were mature enough to support commercial production and we began classifying overhead cost as cost of product revenue.

The cost of product revenue as a percentage of product revenue can fluctuate significantly from period to period, depending on the product mix, the level of overhead expense and the volume of direct materials purchased. The decrease in the cost of product revenue as a percentage of product revenue in 2011 compared to the same period in 2010 was due to decreased inventory write downs for the SHOWWX family of products.

Cost of Contract Revenue.

(in thousands)	2011	% of contract revenue	2010	% of contract revenue	$ change	% change
Cost of contract revenue	$1,425	111.4	$443	49.8	$982	221.7

The cost of contract revenue was higher in 2011 than in 2010 as a result of the increased activity on development contracts and recognized losses on two contracts on which we performed work during 2011. The losses were primarily as a result of our decision to share costs with one customer for development of advanced in-vehicle HUD prototypes in anticipation of follow-on revenue opportunities and excess material costs associated with minimum order quantities for materials required to complete one of our development contracts. Gross margin on contract revenue was significantly lower in 2011 compared to 2010, as a result of these recognized losses. The combined impact of the losses on contracts and lower gross margin was approximately $710,000.

The cost of contract revenue as a percentage of revenue was higher in 2011 than in 2010 as a result of the recognized losses and higher labor expense resulting from a change in the labor resources allocated to the contracts. The cost of revenue as a percentage of revenue can fluctuate significantly from period to period, depending on the contract cost mix and the levels of direct and indirect costs incurred.

Research and Development Expense.

(in thousands)	2011	2010	$ change	% change
Research and development	$15,279	$21,600	$(6,321)	(29.3)

Research and development expense consists of compensation-related costs of employees and contractors engaged in internal research and product development activities, direct material to support development programs, laboratory operations, outsourced development and processing work, and other operating expenses. We allocate our research and development resources based on the business opportunity of the available projects, the skill mix of the resources available and the contractual commitments we have made to customers.

The decrease in research and development expense during 2011, compared to the same period in 2010, is primarily attributable to decreased subcontractor costs associated with advanced research and decreased payroll costs due to reductions in staffing levels, compared to the prior year.

In 2011, we aggressively managed our operating expenses as part of our strategy to simplify operations and significantly reduce our 2011 cash requirements as we focused our efforts on development of the next-generation of our PicoP technology based on direct green lasers. As a result, our research and development expense significantly decreased for 2011 compared to 2010.

We believe that a substantial level of continuing research and development expense will be required to develop additional commercial products using the PicoP technology. Accordingly, we anticipate our level of research and development spending will continue to be substantial.

Sales, Marketing, General and Administrative Expense.

(in thousands)	2011	2010	$ change	% change
Sales, marketing, general and administrative	$13,314	$15,252	$(1,938)	(12.7)

Sales, marketing, general and administrative expense includes compensation and support costs for marketing, sales, management and administrative staff, and for other general and administrative costs, including legal and accounting services, consultants and other operating expenses. The decrease in cost during 2011 compared to the same period in 2010 is primarily due to decreased payroll costs due to reductions in staffing levels.

In 2011, we aggressively managed our operating expenses as part of our strategy to simplify operations and significantly reduce our 2011 cash requirements as we focused our efforts on development of the next-generation of our PicoP technology based on direct green lasers. As a result, our sales, marketing, general and administrative expense decreased for 2011 compared to 2010.

Interest Income and Expense.

(in thousands)	2011	2010	$ change	% change
Interest income	$47	$112	$(65)	(58.0)

(in thousands)	2011	2010	$ change	% change
Interest expense	$46	$ 62	$(16)	(25.8)

The decrease in interest income in 2011 from 2010 results primarily from lower average cash, investment securities balances, and interest rates. The decrease in interest expense in 2011 from 2010 results primarily from lower average balances on our capital leases and our outstanding loan for leasehold improvements.

Realized Loss on Sale of Investment Securities

At December 31, 2009, we held $3.0 million par value student loan auction-rate securities (SLARS), fair valued at $2.7 million. In March and December 2010, one of the issuers redeemed a total of $200,000 of our SLARS at par value through a voluntary lottery redemption program. In December 2010, we sold our remaining SLARS for proceeds of approximately $2.4 million and recorded a loss of $127,000 which is included in "Realized loss on sale of investment securities" on the consolidated statement of operations.

Gain on Derivative Instruments, Net.

(in thousands)	2011	2010	$ change	% change
Gain (loss) on derivative instruments, net	$—	$842	$(842)	(100.0)

Prior to 2011, we had common stock warrants outstanding that were issued in connection with certain notes. The warrants met the definition of derivative instruments that must be accounted for as liabilities because we could not engage in certain corporate transactions affecting the common stock unless we made a cash payment to the holders of the warrants. We recorded changes in the fair values of the warrants in the statement of operations each period. In July 2008, warrants to purchase 750,000 shares of common stock expired unexercised. During 2010, the remaining 1,552,000 expired unexercised. The change in value of the warrants of $840,000 in 2010 was recorded as a non-operating gain and is included in "Gain on derivative instruments, net" in the consolidated statement of operations.

Income Taxes.

No provision for income taxes has been recorded because we have experienced net losses from inception through December 31, 2011. At December 31, 2011, we had net operating loss carry-forwards of approximately $283.2 million for federal income tax reporting purposes. In addition, we have research and development tax credits of $5.8 million. The net operating loss carry-forwards and research and development credits available to offset future taxable income, if any, will expire in varying amounts from 2017 to 2031 if not previously utilized. In 2011, $2.1 million in net operating loss carry-forwards expired. The research and development tax credits and the remaining net operating losses are scheduled to expire between 2017 and 2031. In certain circumstances, as specified in the Internal Revenue Code, a 50% or more ownership change by certain combinations of our shareholders during any three-year period would result in a limitation on our ability to utilize a portion of our net operating loss carry-forwards. We have determined that such a change of ownership occurred during 1996 and that the annual utilization of loss carry-forwards generated through the period of that change will be limited to approximately $1.6 million.

We recognize interest accrued and penalties related to unrecognized tax benefits in tax expense. We did not have any unrecognized tax benefits at December 31, 2011 or at December 31, 2010.

YEAR ENDED DECEMBER 31, 2010 COMPARED TO YEAR ENDED DECEMBER 31, 2009

Product Revenue.

(in thousands)	2010	% of product revenue	2009	% of product revenue	$ change	% change
Pico projector revenue	$3,469	90.1	$ 330	32.5	$3,139	951.2
Bar code revenue	381	9.9	686	67.5	(305)	(44.5)
Total product revenue	$3,850		$1,016		$2,834	278.9

Pico projector revenue includes the sales of SHOWWX which was launched in September 2009 and the SHOWWX+ which was launched in November 2010.

Bar code revenue includes the sales of ROV bar code scanners. The decrease in bar code revenue for the year ended December 31, 2010 compared to the same period in 2009 was due to our decreased investment in our bar code product during 2009.

The backlog of product orders at December 31, 2010 was approximately $12.7 million, compared to $3.8 million at December 31, 2009.

Contract Revenue.

(in thousands)	2010	% of contract revenue	2009	% of contract revenue	$ change	% change
Government revenue	$201	22.6	$1,649	58.5	$(1,448)	(87.8)
Commercial revenue	689	77.4	1,168	41.5	(479)	(41.0)
Total contract revenue	$890		$2,817		$(1,927)	(68.4)

We earn contract revenue from performance on development contracts with the U.S. government and commercial customers and from the sale of prototype units and evaluation kits based on our PicoP display engine. Our contract revenue in a particular period is dependent upon when we enter into a contract, the value of the contracts we have entered into, and the availability of technical resources to perform work on the contracts.

Contract revenue from government and commercial contracts was substantially lower during 2010 than in 2009 due to reduced contract activity and lower beginning backlog in 2010 compared to the previous year.

Our backlog of development contracts, including orders for prototype units and evaluation kits, at December 31, 2010 was $868,000 in government contracts and $81,000 in commercial contracts compared to $70,000 in government contracts and $30,000 in commercial contracts at December 31, 2009. The increase in backlog from 2009 is primarily attributed to two contracts with the US government entered into in late 2010.

Cost of Product Revenue.

(in thousands)	2010	% of product revenue	2009	% of product revenue	$ change	% change
Cost of product revenue	$15,779	409.8	$2,363	232.6	$13,416	567.8

Our costs to produce accessory pico projector units during 2010 were substantially higher than product revenue. During the early phase of SHOWWX production, our design and manufacturing processes were not sufficiently mature to support commercial production. We classified overhead cost allocated to the SHOWWX as research and development expense until February 2010, when we determined that the SHOWWX design and production processes were mature enough to reach a level to support commercial production and since February 2010, all manufacturing costs have been included in cost of revenue.

Cost of product revenue for 2010 and 2009, included a write down of $9.6 million and $1.3 million, respectively, for inventory in stock at the end of the year. The write downs included lower of cost or market adjustments primarily comprised of adjustments to our inventory value to reflect the then current estimated selling price for our inventory, as well as a reserve adjustment for materials which we expect would become obsolete as we introduced new products. The increase in cost of product revenue for 2010, compared to 2009, was primarily attributed to increased material costs associated with higher volumes of product shipments and increased inventory write downs compared to the prior year.

The increase in the cost of product revenue as a percentage of product revenue in 2010 compared to the same period in 2009 was due to an increase in inventory write downs and a higher cost structure for the SHOWWX product.

Cost of Contract Revenue.

(in thousands)	2010	% of contract revenue	2009	% of contract revenue	$ change	% change
Cost of contract revenue	$443	49.8	$1,531	54.3	$(1,088)	(71.1)

The cost of contract revenue was lower in 2010 than in 2009 as a result of the decreased activity on development contracts as we continue to focus our resources on commercialization of products based on the PicoP display engine.

The cost of contract revenue as a percentage of revenue was lower in 2010 than in 2009 as a result of difference in the cost mix of the contracts during those periods.

Research and Development Expense.

(in thousands)	2010	2009	$ change	% change
Research and development	$21,600	$24,577	$(2,977)	(12.1)

The decrease in cost during 2010, compared to the same period in 2009, is primarily attributable to less direct material purchased for development programs and a decrease in overhead allocated to research and development.

Sales, Marketing, General and Administrative Expense.

(in thousands)	2010	2009	$ change	% change
Sales, marketing, general and administrative	$15,252	$14,540	$712	4.9

The increase in cost during 2010 compared to the same period in 2009 is primarily due to increased sales and marketing expense related to promoting our accessory pico projector products.

Interest Income and Expense.

(in thousands)	2010	2009	$ change	% change
Interest income	$112	$212	$(100)	(47.2)

(in thousands)	2010	2009	$ change	% change
Interest expense	$ 62	$ 68	$ (6)	(8.8)

The decrease in interest income in 2010 from 2009 results primarily from lower average cash, investments securities balances, and interest rates.

Realized Loss on Sale of Investment Securities

At December 31, 2009, we held $3.0 million par value student loan auction-rate securities (SLARS), fair valued at $2.7 million. In March and December 2010, one of the issuers redeemed a total of $200,000 of our SLARS at par value through a voluntary lottery redemption program. In December 2010, we sold our remaining SLARS for proceeds of approximately $2.4 million and recorded a loss of $127,000 which is included in "Realized loss on sale of investment securities" on the consolidated statement of operations.

Gain (Loss) on Derivative Instruments, Net.

(in thousands)	2010	2009	$ change	% change
Gain (loss) on derivative instruments, net	$842	$(506)	$1,348	(266.4)

The change in "Gain (Loss) on derivative instruments, net" is primarily driven by the change in value of warrants we issued in 2005 to purchase 2,302,000 shares of common stock in connection with certain notes. The warrants met the definition of derivative instruments that must be accounted for as liabilities because we could not engage in certain corporate transactions affecting the common stock unless we made a cash payment to the holders of the warrants. We recorded changes in the fair values of the warrants in the statement of operations each period. As of December 31, 2009, 1,552,000 warrants remained outstanding and subsequently expired unexercised by December 31, 2010. The change in value of the warrants of $840,000 in 2010 was recorded as a non-operating gain and is included in "Gain (loss) on derivative instruments, net" in the consolidated statement of operations.

Income Taxes.

No provision for income taxes has been recorded because we have experienced net losses from inception through December 31, 2010. At December 31, 2010, we had net operating loss carry-forwards of approximately $257.6 million for federal income tax reporting purposes. In addition, we had research and development tax credits of $5.4 million. We recognize interest accrued and penalties related to unrecognized tax benefits in tax expense. We did not have any unrecognized tax benefits at December 31, 2010 or at December 31, 2009.

Liquidity and Capital Resources

We have incurred significant losses since inception. We have funded operations to date primarily through the sale of common stock, convertible preferred stock, warrants, the issuance of convertible debt and, to a lesser extent, from development contract revenues and product sales. At December 31, 2011, we had $13.1 million in cash, cash equivalents, and investment securities, available-for-sale.

During 2011, we lowered our cash used in operations significantly, through a combination of:

- sharing development and commercialization costs of the next-generation PicoP technology based on direct green lasers with our development partners;
- limiting our investment into advancement of the current-generation PicoP technology based on synthetic green lasers;
- moving product development to original design manufacturers
- lowering our working capital requirements through a restructuring of inventory cycles with major suppliers;
- reducing our operating costs through a 20% workforce reduction completed in January 2011, in addition to other measures.

Based on our current operating plan, we anticipate that we have sufficient cash and cash equivalents to fund our operations through June 2012. We will require additional cash to fund our operating plan past that time. We are introducing new products into an emerging market which creates significant uncertainty about our ability to accurately project revenue, costs and cash flows. If the level of sales anticipated by our financial plan is not achieved or our working capital requirements are higher than planned, we will need to raise additional cash sooner or take actions to reduce operating expenses. We plan to obtain additional cash through the issuance of equity or debt securities. There can be no assurance that additional cash will be available or that, if available, it will be available on terms acceptable to us on a timely basis. If adequate funds are not available on a timely basis we may be required to limit our operations substantially. This limitation of operations could include reducing our planned investment in working capital to fund revenue growth and delaying development projects resulting in reductions in staff, operating costs, capital expenditures and investment in research and development.

We have received a report from our independent registered public accounting firm regarding the consolidated financial statements for the year ended December 31, 2011 that includes an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. These financial statements are prepared assuming we will continue as a going concern.

Cash used in operating activities totaled $27.9 million during 2011, compared to $46.2 million during 2010. During 2011, the decrease in net cash used in operating activities was primarily driven by lower inventory purchases for commercialization of PicoP-based products as well as savings resulting from steps taken to lower our 2011 cash use as described above.

Investing Activities

Cash provided by investing activities totaled $170,000 in 2011 compared to $381,000 in 2010. In 2011, the decrease in cash provided by investing activities primarily resulted from lower cash inflows generated from sales of investment securities compared to 2010, offset by fewer cash outflows associated with implementation of a new enterprise resource planning system and production equipment purchases compared to one year ago.

Financing Activities

Cash provided by financing activities totaled $21.4 million in 2011, compared to $22.2 million in 2010. The following is a list of our financing activities during 2011, 2010, and 2009. All share amounts have been adjusted for the 1:8 reverse stock split discussed in this annual report.

- In November 2011, we raised approximately $10.5 million, before issuance costs of approximately $925,000, through an underwritten public offering of 2.2 million shares of common stock and warrants to purchase 1.3 million shares of our common stock.
- During 2011, we also raised an aggregate of $12.1 million, before issuance costs of approximately $635,000, from the sale of 1.7 million shares of our common stock under our committed equity financing facilities with Azimuth. We terminated one of these facilities in July 2011 and the other two in November 2011.
- In 2010, we raised an aggregate of $22.4 million, before issuance costs of approximately $768,000, from the sale of 1.6 million shares of our common stock under our committed equity financing facility with Azimuth.
- In November and December 2009, we raised an aggregate of $33.1 million, before issuance costs of approximately $2.3 million, from the sale of 1.4 million shares of our common stock through underwritten public offerings.
- During 2009, we raised $3.9 million from the exercise of warrants to purchase 142,000 shares of common stock and $1.3 million from the exercise of 42,000 stock options.
- In June 2009, we raised approximately $15.0 million, before issuance costs of approximately $218,000, from the sale of 1.0 million shares of common stock and warrants to purchase approximately 252,000 shares of our common stock to a strategic investor. The warrants have an exercise price of $17.48 per share, a three year term, and are exercisable on the date of issuance. We can call the warrants if the average closing bid price of our stock is over $69.92 for any 20 consecutive trading days.

Our cash requirements will depend on many factors, including, but not limited to, the rate at which we can, directly or through arrangements with OEMs, introduce products incorporating our technology and the market acceptance and competitive position of such products.

Future operating expenditures and capital requirements will depend on numerous factors, including the following:

- the progress of research and development programs,
- the progress in commercialization activities and arrangements,
- the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights,
- competing technological and market developments, and
- our ability to establish cooperative development, joint venture and licensing arrangements.

In order to maintain our exclusive rights under our license agreement with the University of Washington, we are obligated to make royalty payments to the University of Washington with respect to the Virtual Retinal Display technology. If we are successful in establishing original equipment manufacturer co-development and joint venture arrangements, we expect our partners to fund certain non-recurring engineering costs for technology development and/or for product development. Nevertheless, we expect our cash requirements to remain high as we expand our activities and operations with the objective of commercializing our light scanning technology.

The following table lists our contractual obligations (in thousands):

	Payments Due By Period				
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Contractual Obligations:					
Open purchase obligations *	$5,254	$ —	$ —	$ —	$ 5,254
Minimum payments under capital leases	62	83	—	—	145
Minimum payments under operating leases	938	564	—	—	1,502
Minimum payments under long-term debt	103	69	—	—	172
Minimum payments under research, royalty and licensing agreements	1,253	2,511	2,436	10,722†	16,922
Total	$7,610	$3,227	$2,436	$10,722	$23,995

* Open purchase obligations represent commitments to purchase inventory, materials, capital equipment, maintenance agreements and other goods used in the normal operation of our business.

† License and royalty obligations continue through the lives of the underlying patents, which is currently through at least 2024.

Annual Report

New accounting pronouncements

In May 2011, the FASB issued a new accounting standard on fair value measurements that clarifies the application of existing guidance and disclosure requirements, changes certain fair value measurement principles and requires additional disclosures about fair value measurements. The standard is effective for interim and annual periods beginning after December 15, 2011. The adoption of this standard is not expected to have a material impact on our financial statements.

In June 2011, the FASB issued a new accounting standard on the presentation of comprehensive income. The new standard requires the presentation of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The new standard also requires presentation of adjustments for items that are reclassified from other comprehensive income to net income in the statement where the components of net income and the components of other comprehensive income are presented. The standard is effective for fiscal years, and interim periods within these years, beginning after December 15, 2011. The adoption of this standard is not expected to have a material impact on our financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate and Market Liquidity Risks

As of the end of 2011, all of our total cash, cash equivalents and investment securities available-for-sale have variable interest rates or are equity investments traded in active markets. Therefore, we believe our exposure to market and interest rate risks is not material.

Our investment policy generally directs that the investment managers should select investments to achieve the following goals: principal preservation, adequate liquidity and return. As of December 31, 2011, our cash and cash equivalents and investments available-for-sale securities portfolio are comprised of short-term highly rated money market savings accounts and equity investments.

The values of cash equivalents and investment securities, available-for-sale by maturity date as of December 31, 2011, are as follows:

	Amount	Percent
Cash and cash equivalents	$13,075,000	99.9%
Less than one year	8,000	0.1
	$13,083,000	100.0%

Foreign Exchange Rate Risk

All of our development contract payments are made in U.S. dollars. However, in the future we may enter into development contracts in foreign currencies that may subject us to foreign exchange rate risk. We have purchase orders and supply agreements in foreign currencies and may enter into such agreements from time to time in the future. We also make payments related to our MicroVision Singapore operations in Singapore dollars. We believe our exposure to currency fluctuations related to these arrangements is not material. We intend to enter into foreign currency hedges to offset material exposure to currency fluctuations when we can adequately determine the timing and amounts of the exposure.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Annual Report

Report of Independent Registered Public Accounting Firm

To the Board of Directors
and Shareholders of MicroVision, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity, comprehensive loss and cash flows present fairly, in all material respects, the financial position of MicroVision, Inc. (the "Company") at December 31, 2011 and December 31, 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011 based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Seattle, Washington
March 8, 2012

MicroVision, Inc.

Consolidated Balance Sheets
(in thousands, except per share information)

	December 31, 2011	December 31, 2010
Assets		
Current assets		
Cash and cash equivalents	$ 13,075	$ 19,413
Investment securities, available-for-sale	8	13
Accounts receivable, net of allowances of $243 and $588	463	1,116
Costs and estimated earnings in excess of billings on uncompleted contracts	70	137
Inventory	4,254	6,075
Current restricted investments	—	306
Other current assets	785	564
Total current assets	18,655	27,624
Property and equipment, net	2,347	4,169
Restricted investments	786	1,189
Intangible assets	2,048	2,233
Other assets	34	18
Total assets	$ 23,870	$ 35,233
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable	$ 7,341	$ 7,665
Accrued liabilities	5,113	4,135
Billings in excess of costs and estimated earnings on uncompleted contracts	156	81
Current portion of capital lease obligations	39	40
Current portion of long-term debt	93	85
Total current liabilities	12,742	12,006
Capital lease obligations, net of current portion	72	114
Long-term debt, net of current portion	67	159
Deferred rent, net of current portion	187	697
Other long-term liabilities	—	424
Total liabilities	13,068	13,400
Commitments and contingencies		
Shareholders' Equity		
Preferred stock, par value $.001; 25,000 shares authorized; 0 and 0 shares issued and outstanding	—	—
Common stock, par value $.001; 100,000 shares authorized; 17,019 and 12,809 shares issued and outstanding	17	13
Additonal paid-in capital	425,658	400,880
Accumulated other comprehensive loss	(35)	(30)
Accumulated deficit	(414,838)	(379,030)
Total shareholders' equity	10,802	21,833
Total liabilities and shareholders' equity	$ 23,870	$ 35,233

The accompanying notes are an integral part of these consolidated financial statements.

MicroVision, Inc.

Consolidated Statements of Operations
(in thousands, except per share information)

	Years Ended December 31,		
	2011	2010	2009
Product revenue	$ 4,338	$ 3,850	$ 1,016
Contract revenue	1,279	890	2,817
Total revenue	5,617	4,740	3,833
Cost of product revenue	11,640	15,779	2,363
Cost of contract revenue	1,425	443	1,531
Total cost of revenue	13,065	16,222	3,894
Gross margin	(7,448)	(11,482)	(61)
Research and development expense	15,279	21,600	24,577
Sales, marketing, general and administrative expense	13,314	15,252	14,540
Gain on disposal of fixed assets	(11)	—	—
Total operating expenses	28,582	36,852	39,117
Loss from operations	(36,030)	(48,334)	(39,178)
Interest income	47	112	212
Interest expense	(46)	(62)	(68)
Realized loss on sale of investment securities	—	(127)	—
Gain (loss) on derivative instruments, net	—	842	(506)
Other income	221	109	11
Net loss	$(35,808)	$(47,460)	$(39,529)
Net loss per share basic and diluted	$ (2.57)	$ (4.17)	$ (4.29)
Weighted-average shares outstanding basic and diluted	13,919	11,379	9,220

The accompanying notes are an integral part of consolidated financial statements.

MicroVision, Inc.

Consolidated Statements of Comprehensive Loss
(in thousands)

	Years Ended December 31,		
	2011	**2010**	**2009**
Net loss	$(35,808)	$(47,460)	$(39,529)
Other comprehensive gain (loss)			
Unrealized gain (loss) on investment securities, available-for-sale:			
Unrealized holding gain (loss) arising during period	(5)	3	5
Comprehensive loss	$(35,813)	$(47,457)	$(39,524)

Annual Report

The accompanying notes are an integral part of these consolidated financial statements.

MicroVision, Inc.

Consolidated Statements of Shareholders' Equity
(in thousands)

	Shareholders' Equity (Deficit)					
	Common Stock		Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total Shareholders' equity
	Shares	Par value				
Balance at December 31, 2008	8,510	$ 9	$319,721	$ (38)	$(292,041)	$ 27,651
Share-based compensation expense	3	—	3,335	—	—	3,335
Exercise of warrants and options	184	—	4,794	—	—	4,794
Sales of common stock and warrants	2,389	2	45,633	—	—	45,635
Other comprehensive income	—	—	—	5	—	5
Net loss	—	—	—	—	(39,529)	(39,529)
Balance at December 31, 2009	11,086	11	373,483	(33)	(331,570)	41,891
Share-based compensation expense	11	—	3,601	—	—	3,601
Exercise of warrants and options	30	—	478	—	—	478
Sales of common stock and warrants	1,578	2	21,618	—	—	21,620
Issuance of common stock for payment of intellectual property	104	—	1,700	—	—	1,700
Other comprehensive income	—	—	—	3	—	3
Net loss	—	—	—	—	(47,460)	(47,460)
Balance at December 31, 2010	12,809	13	400,880	(30)	(379,030)	21,833
Share-based compensation expense	218	—	3,356	—	—	3,356
Exercise of warrants and options	5	—	70	—	—	70
Sales of common stock and warrants	3,987	4	21,352	—	—	21,356
Other comprehensive loss	—	—	—	(5)	—	(5)
Net loss	—	—	—	—	(35,808)	(35,808)
Balance at December 31, 2011	17,019	$ 17	$425,658	$ (35)	$(414,838)	$ 10,802

The accompanying notes are an integral part of these consolidated financial statements.

MicroVision, Inc.

Consolidated Statements of Cash Flows
(in thousands)

	Years Ended December 31,		
	2011	2010	2009
Cash flows from operating activities			
Net loss	$(35,808)	$(47,460)	$(39,529)
Adjustments to reconcile net loss to net cash used in operations:			
Depreciation	2,406	1,731	1,138
Amortization of intangible assets	185	32	2
Gain on disposal of property and equipment	(11)	—	—
Realized loss on sale of short-term investments	—	127	—
Non-cash stock-based compensation	3,356	3,450	3,373
Loss (gain) on derivative instruments	—	(842)	506
Inventory write-downs	1,563	9,579	1,257
Non-cash deferred rent	(340)	(276)	(276)
Change in:			
Accounts receivable	653	(203)	(376)
Costs and estimated earnings in excess of billings on uncompleted contracts	67	(67)	625
Inventory	258	(14,728)	(658)
Other current assets	(221)	187	115
Other assets	(16)	15	(3)
Accounts payable	(532)	2,591	1,477
Accrued liabilities	808	(358)	646
Billings in excess of costs and estimated earnings on uncompleted contracts	75	26	(7)
Other long-term liabilities	(330)	—	—
Net cash used in operating activities	(27,887)	(46,196)	(31,710)
Cash flows from investing activities			
Sales of investment securities	—	2,573	—
Purchases of restricted investment securities	—	(305)	—
(Increase)/Decrease in restricted investment	709	(1)	143
Proceeds on sale of property and equipment	11	—	—
Purchases of property and equipment and intangible assets	(550)	(1,886)	(1,360)
Net cash provided by (used in) investing activities	170	381	(1,217)
Cash flows from financing activities			
Principal payments under capital leases	(43)	(65)	(60)
Principal payments under long-term debt	(84)	(78)	(71)
Net proceeds from issuance of common stock and warrants	21,506	22,346	50,550
Net cash provided by financing activities	21,379	22,203	50,419
Net increase (decrease) in cash and cash equivalents	(6,338)	(23,612)	17,492
Cash and cash equivalents at beginning of period	19,413	43,025	25,533
Cash and cash equivalents at end of period	$ 13,075	$ 19,413	$ 43,025
Supplemental disclosure of cash flow information			
Cash paid for interest	$ 46	$ 62	$ 68
Supplemental schedule of non-cash investing and financing activities			
Property and equipment acquired under capital leases	$ —	$ —	$ 95
Other non-cash additions to property and equipment	$ 229	$ 101	$ 85
Issuance of common stock for payment of intellectual property	$ —	$ 1,700	$ —

The accompanying notes are an integral part of these consolidated financial statements.

MicroVision, Inc.

Notes to Consolidated Financial Statements

1. The Company

MicroVision, Inc. (the "Company") is developing high-resolution miniature laser display and imaging engines based upon our proprietary PicoP® display engine technology. Our PicoP technology utilizes our widely patented expertise in two dimensional Micro-Electrical Mechanical Systems (MEMS), lasers, optics and electronics to create a high quality video or still image from a small form factor device with lower power needs than conventional display technologies. Our strategy is to develop and supply PicoP display engines to original equipment manufacturers (OEMs) that would embed them into a variety of consumer, automotive, enterprise and industrial products.

The primary objective for consumer applications is to provide users of mobile consumer devices such as smartphones, media players, tablet PCs and other consumer electronic products with a large screen viewing experience produced by a small embedded projector. These potential products would allow users to watch movies and videos, play video games, and display images, and other data onto a variety of surfaces, freeing users from the limitations of a small, palm-sized screen. The PicoP could be further modified to be embedded into a pair of glasses to provide the mobile user with a see-through or occluded personal display to view movies, play games or access other content.

The PicoP with some modification could be embedded into a vehicle or integrated into a portable standalone aftermarket device to create a high-resolution head-up display (HUD) that could project point-by-point navigation, critical operational, safety and other information important to the vehicle operator.

The enterprise products employing our technology would allow users in field-based professions such as service repair or sales to view and share information such as schematics for equipment repair and sales data and orders within CRM applications on a larger, more user-friendly interface. We also see potential for embedding the PicoP laser display engine in industrial products where our displays could be used for 3D measuring and digital signage, enhancing the overall user experience of these applications.

We currently market and sell our SHOWWX™ line of accessory pico projectors that use our PicoP display engine through a network of global distributors. We continue to enter into a limited number of development agreements with commercial and U.S. government customers to develop advanced prototypes and demonstration units based on our light scanning technologies.

Based on our current operating plan, we anticipate that we have sufficient cash and cash equivalents to fund our operations through June 2012. We will require additional cash to fund our operating plan past that time. We are introducing new products into an emerging market which creates significant uncertainty about our ability to accurately project revenue, costs and cash flows. If the level of sales anticipated by our financial plan is not achieved or our working capital requirements are higher than planned, we will need to raise additional cash sooner or take actions to reduce operating expenses.

We plan to obtain additional cash through the issuance of equity or debt securities. There can be no assurance that additional cash will be available or that, if available, it will be available on terms acceptable to us on a timely basis. If adequate funds are not available on a timely basis, we intend to consider limiting our operations substantially to extend our funds as we pursue other financing opportunities and business relationships. This limitation of operations could include reducing our planned investment in working capital to fund revenue growth and delaying development projects resulting in reductions in staff, operating costs, capital expenditures and investment in research and development.

Our capital requirements will depend on many factors, including, but not limited to, the rate at which we can, directly or through arrangements with OEMs, introduce products incorporating the PicoP display engine and image capture technologies and the market acceptance and competitive position of such products. If revenues are less than anticipated, if the mix of revenues vary from anticipated amounts or if expenses exceed the amounts budgeted, we may require additional capital earlier than expected to further the development of our technologies, for expenses associated with product development, and to respond to competitive pressures or to meet unanticipated development difficulties. In addition, our operating plan provides for the development of strategic relationships with systems and equipment manufacturers that may require additional investments by us.

We have received a report from our independent registered public accounting firm regarding the consolidated financial statements for the year ended December 31, 2011 that includes an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. These consolidated financial statements are prepared assuming the Company will continue as a going concern.

A 1:8 reverse stock split of MicroVision's common stock became effective on February 17, 2012. All of the share and per share amounts discussed and shown in the consolidated financial statements and notes have been adjusted to reflect the effect of this reverse split.

2. Summary of significant accounting policies

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles of the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. We have identified the following areas where significant estimates and assumptions have been made in preparing the financial statements: revenue recognition, valuation of share-based compensation, allowance for uncollectible receivables, inventory valuation and valuation of derivative financial instruments.

Principles of consolidation

Our consolidated financial statements include the accounts of MicroVision, Inc. and MicroVision Innovations Singapore Pte. Ltd. ("MicroVision Singapore"), a wholly owned foreign subsidiary. MicroVision Singapore was incorporated in April 2011 and is engaged in advanced research and development activities and operation support functions for MicroVision, Inc. There were no material intercompany accounts and transactions during the year ended December 31, 2011.

Cash and cash equivalents; investment securities, available-for-sale; and fair value of financial instruments

Our financial instruments include cash and cash equivalents, investments available-for-sale, accounts receivable, accounts payable, accrued liabilities and long-term debt. Excluding the long term debt, the carrying value of our financial instruments approximates fair value due to their short maturities. The carrying amount of long-term debt at December 31, 2011 and 2010 was not materially different from the fair value based on rates available for similar types of arrangements.

The fair value of financial instruments is defined as the exchange price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the authoritative guidance establishes a three level fair value inputs hierarchy, with Level 1 being observable inputs such as quoted market prices in active markets, Level 2 being observable inputs that are not sufficiently active to qualify as Level 1, and Level 3 being inputs that are unobservable by market participants outside of the Company and must be estimated using assumptions we develop. We use market data, assumptions and risks we believe market participants would use in measuring the fair value of the asset or liability, including the risks inherent in the inputs and the valuation techniques. We disclose the lowest level input significant to each category of asset or liability. We use inputs which are as observable as possible and the methods most applicable to the specific situation of each company or valued item.

We consider fair valued assets impaired when the fair value is less than cost. When the impairment is significant, we judge whether the impairment is temporary or other-than-temporary. An impairment is generally considered to be other-than-temporary and recorded as such in the period when there is deemed sufficient reason to conclude that the fair value of the asset is not expected to recover to the recorded fair value prior to the expected time of sale or maturity. We classify other-than-temporary fair value impairments into one of two categories: "credit" or "other factors". Other-than-temporary impairments are charged to current earnings if they are of the "credit" type or recorded to other comprehensive loss if they are due to "other factors".

Our cash equivalents and investment securities available-for-sale are comprised of money market savings accounts and equity securities. We classify investment securities available-for-sale purchased with 90 days or less remaining until contractual maturities as cash equivalents. Investment securities purchased with more than 90 days until contractual maturities are classified as current investment securities available-for-sale on the consolidated balance sheet with unrealized gains and losses included in the consolidated statement of comprehensive loss. Interest income, realized gains and losses, and other-than-temporary credit type impairments are recognized in the period earned or incurred and presented separately in the consolidated statement of operations. Changes in the fair values of derivatives are realized in the period of remeasurement and recorded in Gain (loss) on derivative instruments, net in the consolidated statement of operations. The cost of securities sold is based on the specific identification method.

Intangible assets

Our intangible assets consist entirely of purchased patents. The patents are amortized using the straight-line method over their estimated period of benefit, ranging from one to 17 years. We evaluate the recoverability of intangible assets periodically by taking into account events or circumstances that may warrant revised estimates of useful lives or that indicate the asset may be impaired.

Inventory

Inventory consists of raw material and finished goods for our pico projectors and ROV products. Inventory is recorded at the lower of cost or market with cost determined on a net realizable value basis. We periodically assess the need to provide for obsolescence of inventory and adjust the carrying value of inventory to its net realizable value when required. In addition, we reduce the value of our inventory to its estimated scrap value when we determine that it is not probable that the inventory will be consumed through normal production during the next twelve months.

Property and equipment

Property and equipment is stated at cost and depreciated over the estimated useful lives of the assets (two to five years) using the straight-line method. Leasehold improvements are depreciated over the shorter of estimated useful lives or the lease term. Costs for repairs and maintenance are charged to expense as incurred and expenditures for major improvements are capitalized at cost. Gains or losses on the disposition of assets are reflected in the income statements at the time of disposal.

Restricted investments

As of December 31, 2011, restricted investments were in money market savings accounts and serve as collateral for $786,000 in irrevocable letters of credit. The restricted investments balance includes two letters of credit totaling $436,000 which are outstanding in connection with a lease agreement for our corporate headquarters building in Redmond, WA. The required balance decreases over the term of the lease, which expires in 2013. Also included in the restricted investments balance was a $350,000 letter of credit which was outstanding under the terms of a supplier agreement, and expired in January 2012.

Revenue recognition

Product revenue is recognized when there is sufficient evidence of an arrangement, delivery has occurred, the fee is fixed or determinable, and collection is reasonably assured. We have entered into agreements with resellers and distributors, as well as selling directly to the public. Sales made to resellers and distributors are recognized using either the sell-through method or upon expiration of the contractually agreed-upon acceptance period, depending on the volume of the sale. Some of the agreements with resellers and distributors contain price-protection clauses, and revenue is recognized net of these amounts. Sales made directly to the public are recognized either upon expiration of the contractual acceptance period after which there are no rights of return, or net of estimated returns and allowances. Provisions are made for warranties at the time revenue is recorded.

Contract revenue has primarily been generated from contracts to develop the light scanning technology and to produce demonstration units for commercial enterprises and the U.S. government. We recognize contract revenue as work progresses on long-term cost plus fixed fee and fixed price contracts using the percentage-of-completion method, which relies on estimates of total expected contract revenue and costs. Our revenue contracts generally include a statement of the work we are to complete and the total fee we will earn from the contract. When we begin work on the contract and at the end of each accounting period, we estimate the labor, material, and other cost required to complete the statement of work compared to cost incurred to date. We use information provided by our technical team, project managers, vendors, outside consultants and others to develop our cost estimates. Since our contracts generally require some level of technology development to complete, the actual cost required to complete a statement of work can vary from our estimates. We have developed processes that allow us to reasonably estimate the cost to complete a contract. Historically, we have made only immaterial revisions in the estimates to complete the contract at each reporting period. Recognized revenues are subject to revisions as the contract progresses to completion and actual revenue and cost become certain. Revisions in revenue estimates are reflected in the period in which the facts that give rise to the revision become known. In the future, revisions in these estimates could significantly impact recognized revenue in any one reporting period. The U.S. government can terminate a contract with us at any time for convenience. If the U.S. government cancels a contract, we would receive payment for work performed and costs committed to prior to the cancellation.

We recognize losses, if any, as soon as identified. Losses occur when the estimated direct and indirect costs to complete the contract exceed unrecognized revenue. We evaluate the reserve for contract losses on a contract-by-contract basis.

We recognize contract revenue for prototype units and evaluation kits for development work upon acceptance or the expiration of the acceptance period, when there is sufficient evidence of an arrangement, the selling price is fixed or determinable and collection is reasonably assured.

Cost of revenue

Cost of product revenue includes the direct and allocated indirect costs of manufacturing products sold to customers. Direct costs include labor, materials and other costs incurred directly in the manufacture of these products. Indirect costs include labor and other costs associated with operating our manufacturing capabilities and capacity.

Cost of contract revenue includes both the direct and allocated indirect costs of performing on development contracts and producing prototype units and evaluation kits. Direct costs include labor, materials and other costs incurred directly in performing on a contract or producing prototype units and evaluation kits. Indirect costs include labor and other costs associated with operating our research and development department and building our technical capabilities and capacity. Cost of contract revenue is determined by the level of direct and indirect costs incurred, which can fluctuate substantially from period to period.

Our overhead, which includes the costs of procuring, inspecting and storing material, and facility and depreciation costs, is allocated to inventory, cost of product revenue, cost of contract revenue, and research and development expense based on the level of effort supporting production or research and development activity.

Concentration of credit risk and sales to major customers

Concentration of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk are primarily cash equivalents, investment securities available-for-sale and accounts receivable. We typically do not require collateral from our customers. Our investment policy generally directs investment managers to select investments to achieve the following goals: preservation of principal, adequate liquidity and return. As of December 31, 2011, our cash and cash equivalents and investments securities portfolio are comprised of short-term highly rated money market savings accounts and equity investments.

As of December 31, 2009, we held $3.0 million par value student loan auction rate securities (SLARS), fair valued at approximately $2.7 million. In March and December 2010, one of the issuers redeemed a total of $200,000 of our SLARS at par value through a voluntary lottery redemption program. In December 2010, we sold our remaining SLARS for $2.4 million, resulting in a realized loss of $127,000 during the period. As of December 31, 2010, all of our total cash and cash equivalents and investment securities available-for-sale had variable interest rates or were equity investments traded in active markets.

Concentration of Sales to Major Customers

During 2011, two commercial customers accounted for 20% of our total revenue and three commercial customers accounted for 53% of our accounts receivable balance at December 31, 2011. During 2010, one commercial customer accounted for approximately 26% of total revenue and the same customer accounted for 62% of the accounts receivable balance at December 31, 2010. During 2009, the U.S. government accounted for approximately 43% of total revenue, with two government customers accounting for 24% and 17%, respectively, of total revenue. The U.S. government accounted for approximately 37% of the accounts receivable balance at December 31, 2009.

Income taxes

Deferred tax assets and liabilities are recorded for differences between the financial statement and tax bases of the assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is recorded for the amount of income tax payable for the period increased or decreased by the change in deferred tax assets and liabilities during the period.

Net loss per share

Basic net loss per share is calculated using the weighted-average number of common shares outstanding during the periods. Net loss per share assuming dilution is calculated using the weighted-average number of common shares outstanding and the dilutive effect of all potentially dilutive securities, including common stock equivalents and convertible securities. Net loss per share assuming dilution is equal to basic net loss per share because the effect of dilutive securities outstanding during the periods including options and warrants computed using the treasury stock method, is anti-dilutive.

As of December 31, 2011, 2010, and 2009, we excluded the following convertible securities from diluted net loss per share as the effect of including them would have been anti-dilutive. The shares shown represent the number of shares of common stock which would be issued upon conversion in the respective years.

	December 31,		
	2011	2010	2009
Publicly traded warrants	753,000	753,000	753,000
Options and private warrants	2,498,000	1,381,000	1,586,000
Nonvested equity shares	132,000	57,000	50,000
	3,383,000	2,191,000	2,389,000

Research and development

Research and development costs are expensed as incurred.

Long-lived assets

We evaluate the recoverability of our long-lived assets when an impairment is indicated based on expected undiscounted cash flows. We recognize impairment of the carrying value of long-lived assets, if any, based on the fair value of such assets.

Share-based compensation

We have one share-based incentive compensation plan. The plan is more fully described in Note 12.

We use the straight-line attribution method to allocate the fair value of share-based compensation awards over the requisite service period for each award. The following table shows the amount of share-based employee compensation expense included in the statements of operations for each period shown:

	Year Ended December 31,		
	2011	2010	2009
Cost of contract revenue	$ 143,000	$ 29,000	$ 101,000
Cost of product revenue	136,000	42,000	18,000
Research and development expense	1,329,000	1,343,000	1,213,000
Sales, marketing, general and administrative expense	1,648,000	1,994,000	1,956,000
	$3,256,000	$3,408,000	$3,288,000

New accounting pronouncements

In May 2011, the FASB issued a new accounting standard on fair value measurements that clarifies the application of existing guidance and disclosure requirements, changes certain fair value measurement principles and requires additional disclosures about fair value measurements. The standard is effective for interim and annual periods beginning after December 15, 2011. The adoption of this standard is not expected to have a material impact on our financial statements.

In June 2011, the FASB issued a new accounting standard on the presentation of comprehensive income. The new standard requires the presentation of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The new standard also requires presentation of adjustments for items that are reclassified from other comprehensive income to net income in the statement where the components of net income and the components of other comprehensive income are presented. The standard is effective for fiscal years, and interim periods within these years, beginning after December 15, 2011. The adoption of this standard is not expected to have a material impact on our financial statements.

3. Long-term contracts

Cost and estimated earnings in excess of billings on uncompleted contracts comprises amounts of revenue recognized on contracts that we have not yet billed to customers because the amounts were not contractually billable at December 31, 2011 and 2010. The following table summarizes when we will be contractually able to bill the balance as of December 31, 2011 and 2010.

	Year Ended December 31,	
	2011	2010
Billable within 30 days	$63,000	$130,000
Billable between 31 and 90 days	—	—
Billable after 90 days	7,000	7,000
	$70,000	$137,000

Our current contracts with the U.S. government are primarily cost-plus-fixed-fee type contracts. Under the terms of a cost-plus-fixed-fee contract, the U.S. government reimburses us for negotiated actual direct and indirect cost incurred in performing the contracted services. We are not obligated to spend more than the contract value to complete the contracted services. The period of performance is generally one year. Each of our contracts with the U.S. government can be terminated for convenience by the government at any time. To date, the U.S. government has not terminated a contract with us.

The following table summarizes the costs incurred on our revenue contracts:

	December 31,	
	2011	2010
Costs and estimated earnings incurred on uncompleted contracts	$ 1,822,000	$ 3,266,000
Billings on uncompleted contracts	(1,908,000)	(3,210,000)
	$ (86,000)	$ 56,000
Included in accompanying consolidated balance sheets under the following captions:		
Costs and estimated earnings in excess of billings on uncompleted contracts	$ 70,000	$ 137,000
Billings in excess of costs and estimated earnings on uncompleted contracts	(156,000)	(81,000)
	$ (86,000)	$ 56,000

4. Cash equivalents, investment securities, available-for-sale, and fair value measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the authoritative guidance establishes a three level fair value inputs hierarchy, and requires an entity to maximize the use of observable valuation inputs and minimize the use of unobservable inputs. We use market data, assumptions and risks we believe market participants would use in measuring the fair value of the asset or liability, including the risks inherent in the inputs and the valuation techniques. The hierarchy is summarized below.

- Level 1 – Observable inputs such as quoted prices in active markets for identical assets or liabilities.

- Level 2 – Observable inputs such as quoted prices for similar assets or liabilities in markets that are not sufficiently active to qualify as Level 1 or, other inputs that are observable by market data.
- Level 3 – Unobservable inputs for which there is little or no market data, which requires us to develop our own assumptions, which are significant to the measurement of the fair values.

As of December 31, 2011, our cash and cash equivalents and investments available-for-sale securities portfolio are comprised of short-term highly rated money market savings accounts and an equity investment with a quoted price in an active market. Prior to December 31, 2010, our investment securities were comprised of debt securities and equity investments. Generally, they were issued by the U.S. government, its agencies, corporations, and student loan financial aid organizations. Accounting for these investments is discussed in Note 2.

Prior to December 2010, we held student loan auction-rate securities (SLARS), fair valued at $2.7 million. During 2010, we redeemed a total of $200,000 of our SLARS at par value through a voluntary lottery redemption program and sold our remaining SLARS for proceeds of approximately $2.4 million.

The valuation inputs hierarchy classification for assets and liabilities measured at fair value on a recurring basis are summarized below as of December 31, 2011 and 2010. These tables do not include cash held in our money market savings accounts.

	Level 1	Level 2	Level 3	Total
As of December 31, 2011:				
Assets				
Corporate equity securities	$—	$ 8,000	$—	$ 8,000
	—	$ 8,000	$—	$ 8,000

	Level 1	Level 2	Level 3	Total
As of December 31, 2010:				
Assets				
Corporate equity securities	$—	$13,000	$—	$13,000
	—	$13,000	$—	$13,000

The corporate equity securities are classified within Level 2 of the fair value hierarchy because they are valued using inputs and common methods with sufficient levels of transparency and observability. Because these securities are traded on the OTC market with lower average trading volumes we have deemed them not sufficiently active to qualify as Level 1.

Our investments are summarized below as of December 31, 2011 and December 31, 2010.

	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Classification on Balance Sheet: Cash Equivalents	Classification on Balance Sheet: Investment Securities, Available-For-Sale
As of December 31, 2011:						
Assets						
Corporate equity securities	$43,000	$—	$(35,000)	$ 8,000	$—	$ 8,000
	$43,000	$—	$(35,000)	$ 8,000	$—	$ 8,000

	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Classification on Balance Sheet: Cash Equivalents	Classification on Balance Sheet: Investment Securities, Available-For-Sale
As of December 31, 2010:						
Assets						
Corporate equity securities	$43,000	$—	$(30,000)	$13,000	$—	$13,000
	$43,000	$—	$(30,000)	$13,000	$—	$13,000

As of December 31, 2011, the unrealized losses on our investments in equity securities were due primarily to declines in the pricing of these securities.

Our significant nonfinancial assets and liabilities that are subject to consideration for recognition and disclosure at fair value in the financial statements on a nonrecurring basis primarily include property and equipment, capital lease obligations, a tenant improvement loan agreement and deferred rent. If we conclude there has been an event indicating the potential impairment of a nonfinancial asset or liability, or periodically if no such indicating event is deemed to have occurred, we determine the fair value, test for impairments, and record significant impairments, in the period of determination.

The maturities of the investment securities available-for-sale as of December 31, 2011 are shown below:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Maturity date:				
Less than one year	$43,000	$—	$(35,000)	$8,000
Due in 1-3 years	—			—
	$43,000			$8,000

5. Inventory

Inventory consists of the following:

	December 31, 2011	December 31, 2010
Raw materials	$2,741,000	$3,924,000
Finished goods	1,513,000	2,151,000
	$4,254,000	$6,075,000

The inventory at December 31, 2011 and December 31, 2010 consisted of raw materials primarily for our accessory pico projectors and PicoP display engine, and finished goods primarily composed of our accessory pico projectors. Inventory is stated at the lower of cost or market, with cost determined on a net realizable value basis. Management periodically assesses the need to provide for obsolescence of inventory and adjusts the carrying value of inventory to its net realizable value when required. In addition, we reduce the value of our inventory to its estimated scrap value when management determines that it is not probable that the inventory will be consumed through the normal course of business during the next twelve months. In 2011, 2010, and 2009, we recorded inventory write-downs of $1.6 million, $9.6 million, and $1.3 million, respectively.

6. Accrued liabilities

Accrued liabilities consist of the following:

	December 31,	
	2011	2010
Bonuses	$1,214,000	$ 649,000
Payroll and payroll taxes	590,000	629,000
Compensated absences	508,000	647,000
Deferred rent credit	261,000	373,000
Warranty	490,000	227,000
Adverse purchase commitments	134,000	341,000
Accelerated rent expense	402,000	—
Professional fees	415,000	391,000
Purchased patents	330,000	220,000
Other	769,000	658,000
	$5,113,000	$4,135,000

7. Property and equipment, net

Property and equipment consists of the following:

	December 31,	
	2011	2010
Production equipment	$ 5,144,000	$ 4,749,000
Leasehold improvements	3,344,000	3,317,000
Computer hardware and software/lab equipment	8,917,000	8,802,000
Office furniture and equipment	1,485,000	1,591,000
	18,890,000	18,459,000
Less: Accumulated depreciation	(16,543,000)	(14,290,000)
	$ 2,347,000	$ 4,169,000

Depreciation expense was $2.4 million, $1.7 million, and $1.1 million, in 2011, 2010, and 2009, respectively.

8. Intangible assets

Our intangible assets consist entirely of technology-based purchased patents. The patents are amortized using the straight-line method over their estimated period of benefit, ranging from one to 17 years. The gross value of our intangible assets was $2.3 million, $2.3 million, and $58,000 as of December 31, 2011, 2010, and 2009, respectively. Amortization expense was $184,000, $32,000, and $2,000 in 2011, 2010, and 2009, respectively. We estimate that we have no significant residual value related to our intangible assets and no material impairments of intangible assets were identified during any of the periods presented.

In October 2010, we entered into an agreement to purchase a patent portfolio containing 195 patents and patents pending from Motorola, Inc. to complement our current portfolio of pico projection and display patents. Under terms of the agreement we issued approximately 104,000 shares of MicroVision common stock in October 2010, made a cash payment of $220,000 in June 2011 and are obligated to make a final cash payments of $330,000 in June 2012.

The following table outlines the estimated future amortization expense related to intangible assets held at December 31, 2011:

Year ended December 31,	Amount
2012	$ 184,000
2013	184,000
2014	184,000
2015	184,000
2016 and thereafter	1,312,000
Total	$2,048,000

9. Committed equity financing facility

In August 2010, we entered into a committed equity financing facility (CEFF) with Azimuth Opportunity, Ltd., ("Azimuth"), under which we may sell to Azimuth up to the lesser of $60.0 million or 2,221,488 of our shares of common stock over a 24-month term, which began on September 9, 2010. During 2011, we completed two draws from this facility and raised a total of $5.6 million in gross proceeds from the sale of approximately 557,000 shares of our common stock. In consideration for Azimuth's execution and delivery of the purchase agreement, we paid Azimuth $150,000 in cash and 8,047 shares of our common stock. In July 2011, we cancelled this facility.

In May 2011, we entered into a CEFF with Azimuth, under which we may sell to Azimuth up to the lesser of $40.0 million or 2,627,304 of our shares of common stock over a 24-month term, which began on July 8, 2011. In August 2011, we raised $1.5 million before placement agent and other issuance costs from the sale of approximately 203,000 shares of our common stock. In November 2011, we cancelled this facility.

In September 2011, we entered into a CEFF with Azimuth, under which we may sell to Azimuth up to the lesser of $35.0 million or 2,753,842 of our shares of common stock over a 24-month term, which began on September 13, 2011. In September 2011, we raised $5.0 million before placement agent and other issuance costs from the sale of approximately 955,000 shares of our common stock. In November 2011, we cancelled this facility.

Reedland Capital Partners acted as placement agent under each of these CEFFs and received a fee for its services equal to 1% of the aggregate dollar amount of common stock purchased by Azimuth upon settlement of any draw under the facilities.

10. Common stock

In November 2011, we raised approximately $10.5 million, before issuance costs of approximately $925,000, through an underwritten public offering of 2.2 million shares of common stock and warrants to purchase 1.3 million shares of our common stock. Details of the warrants are described below in Note 11.

During 2011, we also raised approximately $12.1 million, before issuance costs of $635,000, through the sale of approximately 1.7 million shares of our common stock under our 2010 and 2011 committed equity financing facilities.

During 2010, we raised approximately $22.4 million, before issuance costs of $768,000, through the sale of approximately 1.6 million shares of our common stock under our 2010 committed equity financing facility.

In November and December 2009, we raised an aggregate of $33.1 million, before issuance costs of $2.3 million, through underwritten public offerings of 1.4 million shares of our common stock.

In June 2009, we raised approximately $15.0 million, before issuance costs of approximately $218,000, from the sale of 1.0 million shares of common stock and warrants to purchase approximately 252,000 shares of our common stock to Max Display Enterprises Limited, a subsidiary of Walsin Lihwa. Walsin Lihwa is the parent company of Touch Micro-system Technology Corp. (TMT). We have worked for a number of years with both Walsin Lihwa and TMT, as manufacturers of our Micro-Electrical Mechanical systems (MEMS) chips. Based on filings by Max Display Enterprises Limited with the Securities Exchange Commission, as of December 31, 2011, Max Display Enterprises Limited beneficially owned 7.3% of our common stock, as determined in accordance with the rules of the Securities Exchange Commission.

11. Warrants

In November 2011, we raised approximately $10.5 million, before issuance costs of approximately $925,000, through an underwritten public offering of 2.2 million shares of common stock and warrants to purchase 1.3 million shares of our common stock. The warrants have an exercise price of $6.24 per share, a five year term, and are exercisable on the date of issuance.

In June 2009, we raised approximately $15.0 million, before issuance costs of approximately $218,000, from the sale of 1.0 million shares of common stock and warrants to purchase approximately 252,000 shares of our common stock to Max Display Enterprises Limited, a subsidiary of Walsin Lihwa. The warrants have an exercise price of $17.48 per share, a three year term, and are exercisable on the date of issuance. We can call the warrants if the average closing bid price of our stock is over $69.92 for any 20 consecutive trading days.

The following summarizes activity with respect to MicroVision common stock warrants during the three years ended December 31, 2011:

	Warrants to purchase common shares	Weighted average excercise price
Outstanding at December 31, 2008	1,189,000	$34.56
Granted:		
Exercise price greater than intrinsic value	252,000	17.52
Exercised	(142,000)	27.68
Canceled/expired	—	
Outstanding at December 31, 2009	1,299,000	31.68
Granted:		
Exercise price greater than intrinsic value	—	—
Exercised	—	—
Canceled/expired	(257,000)	55.20
Outstanding at December 31, 2010	1,042,000	25.84
Granted:		
Exercise price greater than intrinsic value	1,278,000	6.24
Exercised	—	—
Canceled/expired	(33,000)	22.08
Outstanding at December 31, 2011	2,287,000	$14.96
Exercisable at December 31, 2011	2,287,000	$14.96

The following table summarizes information about the weighted-average fair value of MicroVision common stock warrants granted for the periods shown:

	Year Ended December 31,		
	2011	2010	2009
Exercise price greater than fair value	$2.06	$ —	$ —
Exercise price equal to fair value	—	—	—
Exercise price less than fair value	—	—	10.16

There were no warrants issued during 2010. We estimated the fair value of our common stock warrants on the respective grant dates using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2011 and 2009, respectively: dividend yield of zero percent for both years; expected volatility of 83% and 75%; risk-free interest rates of 1.0% and 1.5% and expected lives of 5 and 3 years, respectively.

The following table summarizes information about our common stock warrants outstanding and exercisable at December 31, 2011:

	Warrants outstanding			Warrants exercisable	
Range of exercise prices	Number outstanding at December 31, 2011	Weighted average remaining contractual life (years)	Weighted average excercise price	Number excercisable at December 31, 2011	Weighted average excercise price
$6.24	1,278,000	4.88	$ 6.24	1,278,000	$ 6.24
$17.48	253,000	0.47	17.48	253,000	17.48
$27.36	3,000	0.12	27.36	3,000	27.36
$28.80	753,000	1.56	28.80	753,000	28.80
$6.24-$28.80	2,287,000			2,287,000	

12. Share-based compensation

We use the straight-line attribution method to allocate the fair value of share-based compensation awards over the requisite service period for each award. The valuation of and accounting for share-based awards includes a number of complex and subjective estimates. These estimates include, but are not limited to, the future volatility of our stock price, future stock option exercise behaviors, estimated employee turnover and award forfeiture rates.

As part of our 2011 plan to conserve cash used in operations, we implemented two share-based compensation programs during the second quarter of 2011 under which we issued shares of our common stock as compensation instead of cash. We have allocated the expense related to these programs to various financial statement lines consistent with the method used for allocating all share-based compensation.

In May 2011, we issued 52,000 shares of our common stock as incentive awards to non-executive employees under the 2006 Incentive Plan. The shares were valued using our closing stock price on the date of grant. We expensed $560,000 of share-based employee compensation for these awards at grant.

In June 2011, we implemented a voluntary program in which certain non-executive senior professional employees could elect to receive a portion of their 2011 salary in stock instead of cash. During 2011, we issued 136,000 shares of our common stock under the 2006 Incentive Plan as payment of salary. The shares were valued using our closing stock price on the date of grant. The total share-based compensation expense for these awards was $998,000, for service completed during 2011.

Description of Incentive Plans

The Company currently has two share-based incentive plans. The 2006 Incentive Plan described below is administered by the Board of Directors, or its designated committee ("Plan Administrator"), and provides for various awards as determined by the Plan Administrator. In June 2008, we determined not to issue additional options from a second share-based incentive plan, the Independent Director Stock Option Plan described below.

The 2006 Incentive Plan has 2.1 million shares authorized, of which 609,000 shares were available for awards as of December 31, 2011. The 2006 Incentive Plan permits granting non-qualified stock options (NSOs), incentive stock options (ISOs), stock appreciation rights, restricted or unrestricted stock, deferred stock, other share-based awards, or cash awards to employees, officers, directors and certain non-employees of the Company. Any award may be a performance-based award. Awards granted under the 2006 Incentive Plan have generally been to employees under non-qualified stock option agreements with the following provisions: exercise prices greater than or equal to the Company's closing stock price on the date of grant; vesting periods ranging from three years to four years; expiration 10 years from the date of grant; and optionees who terminate their service after vesting have a limited time to exercise their options (typically three to twelve months).

The Independent Director Stock Option Plan (IDSOP) has 113,000 shares authorized, of which 88,000 are issued and outstanding as of December 31, 2011. The IDSOP permits granting NSOs to independent directors of the Company. Grants awarded under the IDSOP generally have the following terms: exercise price equal to the Company's closing stock price on the date of grant, expiration 10 years from the date of grant, and vested grants remain exercisable until their expiration dates if a director leaves the Board. In June 2008, the Company shareholders approved an amendment to the 2006 Incentive Plan described above to allow non-employee directors to participate in the plan. The Company does not intend to issue additional options from the IDSOP.

Options Valuation Methodology and Assumptions

We use the Black-Scholes option valuation model to determine the fair value of options granted and use the closing price of our common stock as the fair market value of our stock on that date.

We consider historical stock price volatilities, volatilities of similar companies and other factors in determining estimates of future volatilities.

We use historical lives, including post-termination exercise behavior, publications, comparable company estimates, and other factors as the basis for estimating expected lives.

Risk free rates are based on the U.S. Treasury Yield Curve as published by the U.S. Treasury.

The following table summarizes the weighted-average valuation assumptions and weighted-average grant date fair value of options granted during the periods shown below:

	Year Ended December 31,		
	2011	**2010**	**2009**
Assumptions (weighted average)			
Volatility	85%	84%	75%
Expected term (in years)	4.0	4.3	5.1
Risk-free rate	1.3%	2.0%	2.0%
Expected dividends	0.0%	0.0%	0.0%
Pre-vest forfeiture rate	7.5%	5.0%	5.0%
Grant date fair value of options granted	$6.10	$16.19	$9.62

Options Activity and Positions

The following table summarizes activity and positions with respect to options for the year ended December 31, 2011:

Options	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2008	875,000	$31.84	7.2	$ 63,000
Granted	249,000	15.76		
Exercised	(42,000)	20.64		
Forfeited or expired	(43,000)	24.08		
Outstanding as of December 31, 2009	1,039,000	28.72	7.0	4,823,000
Granted	220,000	25.68		
Exercised	(30,000)	15.92		
Forfeited or expired	(137,000)	38.64		
Outstanding as of December 31, 2010	1,092,000	27.20	5.9	96,309
Granted	121,000	10.00		
Exercised	(5,000)	15.12		
Forfeited or expired	(244,000)	31.60		
Outstanding as of December 31, 2011	964,000	$24.00	5.8	$ —
Vested and expected to vest as of December 31, 2011	946,000	$24.16	5.7	$ —
Exercisable as of December 31, 2011	716,000	$26.72	5.0	$ —

The total intrinsic value of options exercised during the years ended December 31, 2011, 2010, and 2009 were $12,000, $185,000, and $455,000, respectively.

The total grant date fair value of options vested during the years ended December 31, 2011, 2010, and 2009, was $4.1 million, $4.1 million, and $1.6 million, respectively. As of December 31, 2011, our unamortized share-based compensation was $2.0 million which we plan to amortize over the next 2.1 years.

In March 2011, we issued 85,000 nonvested equity shares of the Company's common stock to executive employees. These shares vest conditionally upon completion of certain service and performance objectives by June 30, 2014. The nonvested equity shares were valued at fair value on the date of grant and the share-based compensation expense will be amortized over the service period.

In April 2010, we issued 11,000 nonvested equity shares of the Company's common stock to executive employees under the 2006 Incentive Plan.

In April 2009, we issued 36,000 nonvested equity shares of the Company's common stock to executive employees under the 2006 Incentive Plan. Included was a grant of 21,000 shares to one executive which vests conditionally upon completion of certain service and performance objectives the later of three years from the date of grant or the first day thereafter that the executive is not in a closed window, and 2,000 shares to the same executive in lieu of a cash salary increase which vested in four equal installments through December 31, 2009. The remaining shares vest over a three year period from the date of grant. The nonvested equity shares were valued at fair value on the date of grant and the share-based compensation expense will be amortized over the service period.

As of December 31, 2011, our unamortized nonvested equity share-based compensation was $655,000 which we plan to amortize over the next 1.9 years.

13. Receivables from related parties

Our revenue for the year ended December 31, 2011 includes $409,000 from a sale of PicoP engines to Walsin Lihwa Corporation which integrated the engines into its product sold in China during 2011, compared to revenue of $39,000 for the year ended December 31, 2010 from the sale of evaluation kits to this customer. Our accounts receivable balance at December 31, 2011 included $159,000 remaining due from this customer, compared to $30,000 at December 31, 2010. Based on filings with the SEC as of December 31, 2011, Walsin Lihwa beneficially owns approximately 7.3% of our common stock as determined in accordance with SEC rules, through its wholly owned subsidiary Max Display Enterprises Limited.

14. Commitments and contingencies

Litigation

We are subject to various claims and pending or threatened lawsuits in the normal course of business. We are not currently party to any legal proceedings that management believes are reasonably possible to have a material adverse effect on the Company's financial position, results of operations or cash flows.

Lease commitments

We lease our office space and certain equipment under noncancelable capital and operating leases with initial or remaining terms in excess of one year.

We entered into a 90 month facility lease that commenced in February 2006. The lease includes extension and rent escalation provisions over the 90 month term of the lease. Rent expense will be recognized on a straight-line basis over the lease term.

Future minimum rental commitments under capital and operating leases for years ending December 31 are as follows:

	Capital leases	Operating leases
2012	$ 62,000	$ 938,000
2013	62,000	564,000
2014	21,000	—
2015	—	—
2016	—	—
Thereafter	—	—
Total minimum lease payments	145,000	$1,502,000
Less: Amount representing interest	(34,000)	
Present value of capital lease obligations	111,000	
Less: Current portion	(39,000)	
Long-term obligation at December 31, 2011	$ 72,000	

The capital leases are collateralized by the related assets financed and by security deposits held by the lessors under the lease agreements. The cost and accumulated depreciation of equipment under capital leases was $987,000 and $942,000, respectively, at December 31, 2011 and $1,106,000 and $1,043,000, respectively, at December 31, 2010.

Net rent expense was $1,156,000, $860,000, and $862,000 for 2011, 2010, and 2009, respectively.

Long-term debt

During 2006, we entered into a loan agreement with the lessor of our corporate headquarters in Redmond to finance $536,000 in tenant improvements. The loan carries a fixed interest rate of 9% per annum, is repayable over the initial term of the lease, which expires in 2013, and is secured by a letter of credit. The balance of the loan was $160,000 at December 31, 2011.

Adverse purchase commitments

We have periodically entered into noncancelable purchase contracts in order to ensure the availability of materials to support production of our PicoP based products and bar code scanners. We periodically assess the need to provide for impairment on these purchase contracts and records a loss on purchase commitments when required. During 2011, no losses on purchase commitments were recorded. During 2010, we recorded a loss of $220,000 to cost of product revenue as a result of commitments to purchase materials for the SHOWWX that were in excess of our estimated future proceeds from sale of the SHOWWX. In December 2009, we recorded a loss of $55,000 to cost of product revenue as a result of commitments to purchase materials for the ROV scanner that were in excess of its estimated future proceeds from the sale of the ROV scanners.

15. Income taxes

A provision for income taxes has not been recorded for 2011, 2010, and 2009 due to the valuation allowances placed against the net operating losses and deferred tax assets arising during such periods. A valuation allowance has been recorded for all deferred tax assets. Based on our history of losses since inception, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets.

At December 31, 2011, we have net operating loss carry-forwards of approximately $283.2 million, for federal income tax reporting purposes. In addition, we have research and development tax credits of $5.8 million. The net operating loss carry-forwards and research and development credits available to offset future taxable income, if any, will expire in varying amounts from 2017 to 2031 if not previously utilized. In 2011, $2.1 million in net operating loss carry-forwards expired. The research and development tax credits and the remaining net operating losses are scheduled to expire between 2017 and 2031. In certain circumstances, as specified in the Internal Revenue Code, a 50% or more ownership change by certain combinations of our stockholders during any three-year period would result in limitations on our ability to utilize our net operating loss carry-forwards. We have determined that such a change occurred during 1996 and the annual utilization of loss carry-forwards generated through the period of that change will be limited to approximately $1.6 million.

Deferred tax assets are summarized as follows:

	December 31, 2011	December 31, 2010
Deferred tax assets, current		
Reserves	$ 4,395,000	$ 4,281,000
Other	806,000	853,000
Total gross deferred tax assets, current	5,201,000	5,134,000
Deferred tax assets, noncurrent		
Net operating loss carryforwards	97,156,000	88,425,000
R&D credit carryforwards	5,754,000	5,428,000
Depreciation/amortization deferred	26,510,000	24,956,000
Other	6,958,000	5,815,000
Total gross deferred tax assets, noncurrent	136,378,000	124,624,000
Deferred tax liabilities, noncurrent		
Convertible debt	—	—
Total gross deferred tax liabilities, noncurrent	—	—
Net deferred taxes before valuation allowance	141,579,000	129,758,000
Less: Valuation allowance	(141,579,000)	(129,758,000)
Deferred tax assets	$ —	$ —

The valuation allowance and the research and development credit carry forwards account for substantially all of the difference between our effective income tax rate and the Federal statutory tax rate of 34%.

Certain net operating losses arise from the deductibility for tax purposes of compensation under nonqualified stock options equal to the difference between the fair value of the stock on the date of exercise and the exercise price of the options. For financial reporting purposes, the tax effect of this deduction when recognized is accounted for as a credit to shareholders' equity.

We did not have any unrecognized tax benefits at December 31, 2011 and at December 31, 2010.

We recognize interest accrued and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2011, 2010, and 2009, we recognized no interest or penalties.

We file income tax returns in the U.S. federal jurisdiction and various states. The tax years 2008-2010 generally remain open to examination by major taxing jurisdictions in the United States to which we are subject.

16. Retirement savings plan

We have a retirement savings plan that qualifies under Internal Revenue Code Section 401(k). The plan covers all qualified employees. Contributions to the plan by the Company are made at the discretion of the Board of Directors.

Under the plan, we match 50% of employee contributions to the plan up to 6% of the employee's per pay period compensation. During 2011, 2010, and 2009 we contributed $242,000, $349,000, and $369,000, respectively, to the plan under the matching program.

17. Subsequent event

A 1:8 reverse stock split of MicroVision's common stock became effective on February 17, 2012 and reduced the number of shares of our common stock issued and outstanding from approximately 136.1 million to approximately 17.0 million. We amended our Certificate of Incorporation on February 17, 2012 in order to effect the reverse stock split, and on a post-split basis, reduce the number of authorized shares of our common stock from 200,000,000 to 100,000,000 and maintain 25,000,000 authorized shares of our preferred stock. The effects of the reverse stock split have been reflected in the financial statements and the footnotes.

18. Quarterly financial information (Unaudited)

The following table presents our unaudited quarterly financial information for the years ending December 31, 2011 and 2010:

	Year Ended December 31, 2011			
	December 31,	September 30,	June 30,	March 31,
Revenue	$ 1,504,000	$ 1,839,000	$ 1,155,000	$ 1,119,000
Gross margin (loss)	(2,922,000)	(881,000)	(2,225,000)	(1,420,000)
Net loss	(9,806,000)	(7,790,000)	(9,175,000)	(9,037,000)
Net loss per share basic and diluted	(0.62)	(0.57)	(0.69)	(0.70)

	Year Ended December 31, 2010			
	December 31,	September 30,	June 30,	March 31,
Revenue	$ 683,000	$ 1,301,000	$ 2,088,000	$ 668,000
Gross margin (loss)	(6,782,000)	(2,811,000)	(1,270,000)	(619,000)
Net loss	(15,420,000)	(11,850,000)	(11,073,000)	(9,117,000)
Net loss per share basic and diluted	(1.27)	(1.06)	(1.00)	(0.82)

MICROVISION, INC.

VALUATION AND QUALIFYING ACCOUNTS AND RESERVES SCHEDULE
(in thousands)

Description	Balance at beginning of fiscal period	Additions: Charges to costs and expenses	Additions: Charges to other accounts	Deductions	Balance at end of fiscal period
Year Ended December 31, 2009					
Allowance for receivables from related parties	$ 1,851	$—	$ —	$(1,451)	$ 400
Tax valuation allowance	99,206	—	14,100	—	113,306
Year Ended December 31, 2010					
Allowance for receivables from related parties	400	—	—	—	400
Tax valuation allowance	113,306	—	16,452	—	129,758
Year Ended December 31, 2011					
Allowance for receivables from related parties	400	—	—	—	400
Tax valuation allowance	129,758	—	11,821	—	141,579

Annual Report

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no changes in or disagreements with accountants in accounting or financial disclosure matters during the Company's fiscal years ended December 31, 2011 and 2010.

ITEM 9A. CONTROLS AND PROCEDURES

(a) *Evaluation of disclosure controls and procedures.* Our Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") evaluated our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), prior to the filing of this Form 10-K. Based on that evaluation, our CEO and CFO concluded that, as of December 31, 2011, our disclosure controls and procedures were effective.

(b) *Management's Report on Internal Control Over Financial Reporting.* Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under the framework in *Internal Control — Integrated Framework,* our management concluded that our internal control over financial reporting was effective as of December 31, 2011.

The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their attestation report, which is included in Item 8 of this Annual Report on Form 10-K under the heading "Report of Independent Registered Public Accounting Firm."

(c) *Changes in internal controls over financial reporting.* There have not been any changes in our internal control over financial reporting during the quarter ended December 31, 2011 which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

Information regarding executive officers is included in Part I of this Annual Report on Form 10-K in Item 4A. The information required by this Item and not provided in Item 4A will appear under the caption "Discussion of Proposals Recommended by the Board" in the Proxy Statement, which section is incorporated in this Item by reference. The Proxy Statement will be filed prior to our 2012 Annual Meeting of Shareholders'.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by this Item will appear under the captions "Executive Compensation," "Compensation Committee Interlocks and Insider Participation" and "Director Compensation for 2011" in the Proxy Statement, which sections are incorporated in this Item by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

Information as of December 31, 2011 regarding equity compensation plans approved and not approved by stockholders is summarized in the following table:

	Equity Compensation Plan Information		
Plan Category	**Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)**	**Weighted-average exercise price of outstanding options, warrants and rights (b)**	**Number of securities remaining available for further issuance under equity compensation plans (excluding securities reflected in column (a)) (c)**
Equity compensation plans approved by shareholders	964,000	$24.00	609,000
Equity compensation plans not approved by shareholders	3,000	27.36	—
Total	967,000	$24.01	609,000

In February 2007, MicroVision issued a warrant to purchase 3,000 shares of common stock to a third party for services. The warrant was immediately exercisable, had an exercise price of $27.36 per share, and expired in February 2012. The shares and exercise price are as adjusted for the reverse stock split discussed in this annual report.

The other information required by this Item will appear under the caption "Information About MicroVision Common Stock Ownership" in the Proxy Statement, which section is incorporated in this Item by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required by this Item will appear under the captions "Certain Relationships and Related Transactions" and "Board Meetings and Committees" in the Proxy Statement, which sections are incorporated in this Item by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information required by this Item will appear under the caption "Independent Registered Public Accounting Firm" in the Proxy Statement, which section is incorporated in this Item by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as part of the report:

Financial Statements

Report of Independent Registered Public Accounting Firm

Balance Sheets as of December 31, 2011 and 2010

Statements of Operations for the years ended December 31, 2011, 2010, and 2009

Consolidated Statements of Shareholders' Equity for the years ended December 31, 2011, 2010 and 2009

Statements of Comprehensive Loss for the years ended December 31, 2011, 2010, and 2009

Statements of Cash Flows for the years ended December 31, 2011, 2010, and 2009

Notes to Consolidated Financial Statements

Valuation and Qualified Accounts and Reserves for the years ended December 31, 2011, 2010, and 2009

(b) Exhibits

The following exhibits are referenced or included in this report.

3.1	Amended and Restated Certificate of Incorporation of MicroVision, Inc., as amended [9]
3.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of MicroVision, Inc.[14]
3.3	Bylaws of MicroVision, Inc. [2]
4.1	Form of Specimen Stock Certificate for Common Stock.[2]
4.2	Form of Warrant issued under the Placement Agency Agreement dated as of July 18, 2008 by and between MicroVision, Inc. and FTN Securities Corp., as representative of the several placement agents named therein. [7]
4.3	Registration Rights Agreement, dated as of May 4, 2011, by and between MicroVision, Inc. and Azimuth Opportunities Ltd. [11]
4.4	Warrant Agreement dated November 16, 2011 by and between MicroVision, Inc. and American Stock Transfer and Trust Company, LLC.[13]
10.1	Assignment of License and Other Rights between The University of Washington and the Washington Technology Center and the H. Group, dated July 25, 1993.[1]
10.2	Project II Research Agreement between The University of Washington and the Washington Technology Center and MicroVision, Inc., dated October 28, 1993.[1]†
10.3	Exclusive License Agreement between The University of Washington and MicroVision, Inc., dated October 28, 1993.[1]†
10.4	Exclusive License Agreement between the University of Washington and MicroVision, Inc. dated March 3, 1994.[4]

Annual Report

10.5	MicroVision, Inc. 2006 Incentive Plan, as amended. (6)*
10.6	Independent Director Stock Option Plan, as amended.(3)*
10.7	Employment Agreement between MicroVision, Inc. and Alexander Y. Tokman dated April 7, 2009.(10)
10.8	Lease Agreement between CarrAmerica Reality Operating Partnership, L.P. and MicroVision, Inc., dated July 15, 2005.(5)
10.9	Registration Rights Agreement dated June 22, 2009 by and between the Company and Max Display Enterprises Limited(9)
10.10	Warrant No. 120 to Purchase Common Stock of MicroVision, Inc. issued June 22, 2009 to Max Display Enterprises Limited(9)
10.11	Common Stock Purchase Agreement, dated as of May 4, 2011, by and between MicroVision, Inc. and Azimuth Opportunities Ltd. (11)
10.12	Engagement Letter, dated as of May 4, 2011, by and between MicroVision, Inc. and Reedland Capital Partners.(11)
10.13	Common Stock Purchase Agreement, dated as of September 13, 2011, by and between MicroVision, Inc. and Azimuth Opportunities Ltd. (12)
10.14	Engagement Letter, dated as of September 13, 2011, by and between MicroVision, Inc. and Reedland Capital Partners.(12)
10.15	Change of Control Severance Plan
23	Consent of Independent Registered Public Accounting Firm.
31.1	Principal Executive Officer certification pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Principal Financial Officer certification pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Principal Executive Officer certification pursuant to Rule 13a-14(b) or Rule 15d-14(b) and Section 1350, Chapter 63 of Title 18 United States Code (18 U.S.C. 1350), as adopted pursuant to Section 906 of Sarbanes-Oxley Act of 2002.
32.2	Principal Financial Officer certification pursuant to Rule 13a-14(b) or Rule 15d-14(b) and Section 1350, Chapter 63 of Title 18 United States Code (18 U.S.C. 1350), as adopted pursuant to Section 906 of Sarbanes-Oxley Act of 2002.
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase
101.DEF**	XBRL Taxonomy Extension Definition Linkbase
101.LAB**	XBRL Taxonomy Extension Label Linkbase
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase

(1) Incorporated by reference to the Company's Form SB-2 Registration Statement, Registration No. 333-05276-LA.

(2) Incorporated by reference to the Company's Post-Effective Amendment to Form S-3 Registration Statement, Registration No. 333-102244.

(3) Incorporated by reference to the Company's Form 10-Q for the quarterly period ended June 30, 2002.
(4) Incorporated by reference to the Company's Current Report on Form 8-K filed on March 5, 2003.
(5) Incorporated by reference to the Company's Form 10-Q for the quarterly period ended June 30, 2005.
(6) Incorporated by reference to the Company's Form 10-Q for the quarterly period ended September 30, 2008.
(7) Incorporated by reference to the Company's Current Report on Form 8-K filed on July 18, 2008.
(8) Incorporated by reference to the Company's Form 10-Q for the quarterly period ended September 30, 2009
(9) Incorporated by reference to the Company's Form 10-Q for the quarterly period ended June 30, 2009
(10) Incorporated by reference to the Company's Form 10-Q for the quarterly period ended March 31, 2009
(11) Incorporated by reference to the Company's Current Report on Form 8-K filed on May 6, 2011.
(12) Incorporated by reference to the Company's Current Report on Form 8-K filed on September 13, 2011.
(13) Incorporated by reference to the Company's Current Report on Form 8-K filed on November 15, 2011.
(14) Incorporated by reference to the Company's Current Report on Form 8-K filed on February 17, 2012.
† Subject to confidential treatment.
* Management contracts and compensatory plans and arrangements required to be filed as exhibits pursuant to Item 15(b) of this Report.
** Pursuant to Rule 406T of Regulations S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROVISION, INC.

Date: March 8, 2012

By ALEXANDER TOKMAN

Alexander Tokman
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the following capacities on March 8, 2012.

Signature	Title
/s/ ALEXANDER TOKMAN **Alexander Tokman**	Chief Executive Officer and Director (Principal Executive Officer)
/s/ JEFF WILSON **Jeff Wilson**	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
/s/ RICHARD A. COWELL **Richard A. Cowell**	Director
/s/ SLADE GORTON **Slade Gorton**	Director
/s/ JEANETTE HORAN **Jeanette Horan**	Director
/s/ PERRY MULLIGAN **Perry Mulligan**	Director
/s/ BRIAN TURNER **Brian Turner**	Director

Stock Performance Graph

Comparison of 5-Year cumulative total return among MicroVision, Inc., NASDAQ Market Index, and Peer Group Index

The following graph compares the cumulative total shareholder return on an initial $100 investment in the Company's common stock for the five fiscal years ended December 31, 2011, to two indices: The NASDAQ® Market Index and an index of peer companies selected by the Company ("Peer Group"). The companies in the Peer Group are Kopin Corporation, Planar Systems, Inc. and Universal Display Corp. The graph and table assume that $100 was invested on December 31, 2006, in the Company's common stock, the NASDAQ Market Index, and the Peer Group and that all dividends were reinvested. The past performance of the Company's common stock is not an indication of future performance. We cannot assure you that the price of the Company's common stock will appreciate at any particular rate or at all in future years.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Microvision Inc., the NASDAQ Composite Index, and a Peer Group
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/06
12/07
12/08
12/09
12/10
12/11
Microvision Inc.
NASDAQ Composite
Peer Group

*Assumes $100 invested on Jan 1, 2007; in stock or index, including reinvestment of dividends.
Fiscal year ending December 31, 2011.

Fiscal Year ending	2006	2007	2008	2009	2010	2011
MicroVision Inc.	100.00	122.26	52.66	99.37	58.31	11.29
NASDAQ Composite	100.00	103.87	64.21	94.41	109.85	108.30
Peer Group	100.00	110.59	50.49	80.54	147.63	168.54

Corporate Information

Board of Directors	Richard A. Cowell	Retired Principal, Booz Allen Hamilton, Inc.
	Slade Gorton	Of Counsel, K&L Gates, LLP; Former U.S. Senator
	Jeanette Horan	Chief Information Officer, IBM
	Perry Mulligan	Senior Vice President, Operations, QLogic
	Alexander Y. Tokman	President and Chief Executive Officer, Microvision, Inc.
	Brian Turner	Former Chief Financial Officer, Coinstar, Inc.
Executive Officers	Alexander Y.Tokman	President and Chief Executive Officer
	Thomas M. Walker	Vice President, General Counsel and Secretary
	Jeff T. Wilson	Chief Financial Officer

Transfer Agent
American Stock Transfer and Trust Company
59 Maiden Lane, New York, NY 10038 Shareholder Services **P:** 800-937-5449

Stock Listing
Microvision, Inc. common stock is traded on the NASDAQ Stock Market under the Symbol MVIS

Investor Inquiries
Microvision, Inc.
Attn: Investor Relations, 6222 185th Ave NE, Redmond, WA 98052 **P:** 425-882-6629
ir@microvision.com

Corporate Counsel
Ropes & Gray LLP
Prudential Tower, 800 Boylston St, Boston, MA 02199

Independent Accountants
PricewaterhouseCoopers LLP


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MicroVision

www.microvision.com
MicroVision, Inc. 6222 185th Ave NE, Redmond, WA 98052 USA Tel 425.936.MVIS (6847) Fax 425.936.4411